As filed with the Securities and Exchange Commission on May 24, 2007

File Number 333-140869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to

Form SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FP Technology, Inc.
(Name of small business issuer in its charter)

Delaware	7310	20-3446646
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

FP Technology, Inc.
181 Wells Avenue
Newton, Massachusetts 02459
(617) 928-6001
(Address and telephone number of principal executive offices)

William Santo
Chief Executive Officer
FP Technology, Inc.
181 Wells Avenue
Newton, Massachusetts 02459
(617) 928-6001
(Name, address and telephone number of agent for service)

Copy to:
Allen Z. Sussman, Esq.
Morrison & Foerster LLP
555 West Fifth Street
Los Angeles, California 90013
(213) 892-5200

Approximate date of commencement of proposed sale to the public. From time to time after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

_____________________________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a) MAY DETERMINE.

The information in this prospectus is not complete and may be changed without notice.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

Subject to completion
Dated May 24, 2007

PROSPECTUS

1,432,000 Shares

FP Technology, Inc.

Common Stock

This prospectus relates to the resale of up to 1,432,000 shares of our common stock held by certain selling stockholders identified in this prospectus. All of the shares will be sold by these selling stockholders. The selling stockholders may sell their common stock from time to time at prevailing market prices. We will not receive any proceeds from the sales by the selling stockholders, but we will receive funds from the exercise of warrants held by selling stockholders, if exercised for cash.

Our common stock is quoted on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “FPTI.” On May 22, 2007 the last sale price for our common stock on the OTC Bulletin Board was $7.50 per share.

No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of common stock by the selling stockholders will be placed in escrow, trust or any similar account. There are no underwriting commissions involved in this offering. We have agreed to pay all the costs of this offering other than customary brokerage and sales commission. Selling stockholders will pay no offering expenses other than those expressly identified in this prospectus.

The securities being offered involve a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2007

TABLE OF CONTENTS

PROSPECTUS SUMMARY	2
THE OFFERING	4
SUMMARY CONSOLIDATED FINANCIAL DATA	5
RISK FACTORS	7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	17
USE OF PROCEEDS	18
MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	18
DIVIDEND POLICY	18
CAPITALIZATION	19
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	20
BUSINESS	41
MANAGEMENT	48
EXECUTIVE COMPENSATION	50
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	51
SHARES ELIGIBLE FOR RESALE	52
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	55
DESCRIPTION OF CAPITAL STOCK	55
SELLING STOCKHOLDERS	57
PLAN OF DISTRIBUTION	61
LEGAL MATTERS	62
EXPERTS	62
ADDITIONAL INFORMATION	62
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1
CONSOLIDATED FINANCIAL STATEMENTS (JUNE 30, 2006)	F-3
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)	F-7
CONSOLIDATED FINANCIAL STATEMENTS (MARCH 31, 2007)	F-21
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)	F-26

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

  PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that is important to you. You should read this entire prospectus carefully, especially the discussion of “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in shares of our common stock.

  Our Business

We are a leading provider of CPQ™, or “Configure, Price, Quote”, on-demand, multi-tenant software that automates and simplifies product pricing and configuration for companies and helps these enterprises improve order accuracy and reduce their total cost of sales. Our predecessor, Firepond, Inc. (“Firepond”), was founded in 1983. Our suite of products help companies configure, price and quote complex products during the sales process, such as machinery, high technology products or insurance services. Our sales solutions help companies optimize their sales processes, whether their need is to solve complex product or pricing configuration, create product catalogs or provide an interactive selling system, and dramatically improves response time. Our current customers include companies such as Symantec, G.E. Tip Trailer, Freightliner, Cummins Power Generation, Deere & Company, Horizon Blue Cross Blue Shield, Siemens Building Technologies, Bell Helicopter, Steelcase International and Case New Holland.

  Acquisition Strategy

As the business software market continues to shift from traditional on-premises (enterprise software) model to the OnDemand or Software as a Service (SaaS) model, we intend to pursue an acquisition strategy to enhance our OnDemand software product offering as well as expand our revenue and earnings bases. We are seeking to offer a full suite of OnDemand business applications to our current and prospective customer base. Moreover, we believe that we must expand our services internationally as part of our growth strategy, and expect to commit resources to this expansion. As a result, we may acquire compatible OnDemand applications and other complementary assets and businesses.

  Product Offering

We offer our products as an OnDemand Solution, also referred to as a Subscription Service. Prior to August 2005, our software solution was sold as a traditional on premise enterprise license. In response to the changing customer expectations of the costs associated with enterprise software, as well as the methods of purchasing software and expanding our potential markets, we introduced our OnDemand Solution.

We offer our OnDemand products under the Firepond brand name. Firepond OnDemand is a web-based application that enables a company’s sales force and supporting organizations to configure complex products and accurately price those products. Firepond OnDemand is offered to customers independently as a Web Service or as an integrated service within the Salesforce.com™ suite of products. Our product offering is branded specifically as Firepond OnDemand to Salesforce.com™ customers. Firepond OnDemand is built on our core configuration engine, The Interactive Configurator Suite, or ICS. ICS is a set of data maintenance tools, shared libraries and application program interfaces (APIs) that supply data normalization and configuration capabilities to an application. Today, we sell our product lines through a mix of direct and indirect sales channels in major markets worldwide. At a strategic level, our software solutions may deliver a concrete return on investment by reducing a company’s total cost of sales and service. We believe that our software solutions provide a number of key benefits, including the following:

•
Lowering Total Cost of Sales. Selling complex products typically requires the participation of many different parts of an organization without distracting from their primary roles including sales, engineering, manufacturing, finance, legal, and marketing. Our CPQ™ applications empower sales representatives with relevant and timely information from each department, such as design specifications from engineering, production constraints from manufacturing, discount authorization from finance, terms and conditions from legal, and product collateral from marketing.

•
Reducing Order Errors. Using configuration technology, complex product recommendations are more likely to result in delivery of the right products to handle the right application. By reducing the complexity of the sales process and eliminating the potential for “human” error, our CPQ™ applications assist companies in ensuring that customers are asked the proper questions to reach a correct recommendation/configuration. In addition, the rules within our configuration engine verify that products requested by salespeople, channel partners or customers can be manufactured and delivered, before an order is placed. In addition, quotation errors can be reduced when sales representatives are armed with correctly configured pricing information, authorized discounts, appropriate currency conversion rates and necessary tax considerations.

•
Accelerating Sales Cycles. By applying an intelligent and logical process flow from the time a lead is received to the moment a valid order is placed, our solutions are designed to optimize the sales process and increase the speed at which a sale can be executed. Quick turnaround in product recommendations, pricing, proposals and financing allows sales representatives to manage more simultaneous opportunities and close them faster. Eliminating the time necessary to contact the factory or engineering resources significantly reduces the time it takes for a customer to reach a “buy” decision. Customer satisfaction, in turn, increases as their questions and hesitations are immediately addressed. Further, our software helps manufacturers distribute new product and pricing information in real-time. This high degree of responsiveness helps foster a strong and lasting customer-supplier relationship that is a distinct competitive advantage for us.

•
Unifying the Sales Process. Many large companies today deliver their products to market through multiple sales channels, including a field sales force, channel distribution partners, and via the web. Our software ensures consistency of product and pricing information across multiple channels, enhancing a company’s channel management capabilities and protecting its brand reputation. For example, a customer-facing Web interface provides a self-service solution for selling to current customers via the Web, or can be used to generate desired configurations that can be directed to channel partners. This allows repeat customers to obtain the products they need without pulling sales’ attention from new relationships. The same experience can be presented to the customer directly using our Interactive Selling Solution, or ISS, system deployed in a mobile environment on a laptop, for example, during a sales person’s visit to a prospect. Instead, a customer can again receive the same experience when visiting a dealership and interacting with a salesperson connected to our system over an intranet. Our software can be accessed directly over a public Internet connection and can also run in stand alone mode for later synchronization to effectively service sales teams not connected to a network.

  Exchange Offer

On March 29, 2006, we obtained $50,000,000 in financing for potential acquisitions (the “CAP Financing”) through the sale of Senior Secured Nonconvertible Notes (the “CAP Notes”) and warrants (the “CAP Warrants”) to purchase 6,875,000 shares of our common stock at the lower of $8.00 per share or 125% of the per share price of our common stock issued in our August 2006 private placement ($7.00 per share). The CAP Notes were convertible into shares of our common stock in the event that we proposed to consummate an acquisition transaction that was approved by at least 75% of the Noteholders, in which case we would utilize the cash raised from the sale of the CAP Notes to fund the acquisition. Until such conversion of the CAP Notes occurred, we were required to place 95% of the proceeds from the sale of the CAP Notes, or $47,500,000, into an escrow account. The CAP Notes were redeemable under certain circumstances, including upon the request of the holder at any time after the 18 month anniversary of the original issuance of the CAP Notes. The CAP Warrants became exercisable six months after the issuance date. We did not enter into any acquisition transactions and as a result, we did not have access to the $47,500,000 held in the escrow account. On August 18, 2006, we deposited $2,500,000 into the escrow account, making the aggregate funds in the Escrow Account equal to $50,000,000.

In September 2006, Amatis Limited, a fund managed by Amaranth Advisors LLC, announced that it would liquidate. Following the liquidation of Amatis Limited and transfer of its position to a new investor, we concluded that we were unlikely in the future to obtain the 75% approval of Noteholders necessary to utilize the cash from the sale of the CAP Notes. We began to explore with the holders of the CAP Notes the possibility of restructuring the CAP Financing. On January 24, 2007, we entered into a Master Exchange Agreement (the "Exchange Agreement") with the investors in the CAP Financing, all of whom agreed to the exchange and executed the Exchange Agreement.

Under the Exchange Agreement, we exchanged all of the CAP Notes and CAP Warrants for: (i) $45,000,000 in cash plus accrued interest on the CAP Notes; (ii) a new issue of Senior Secured Convertible Notes Due January 2009 in the aggregate principal amount of $5,600,000 (the “New Convertible Notes”); (iii) warrants to purchase an aggregate of 1,214,285 shares of common stock at an exercise price of $7.00 per share (the “New Warrants”); and (iv) 1,500,000 shares of common stock (taken together, the “Exchange”).

The New Convertible Notes and New Warrants contained customary anti-dilution protections providing (i) that the number of shares to be issued upon conversion or exercise, and the conversion or exercise price, would be adjusted upon any subdivision or combination of our common stock or distribution of assets to shareholders, and (ii) for broad-based weighted average anti-dilution protection in the event that we complete a sale of common stock for a price less than the conversion or exercise price then in effect.

Below are some of the key differences between the material terms of the prior CAP Financing and the securities issued in the Exchange:

•	Interest on the CAP Notes accrued at the greater of 4.51% or the three-month U.S. Treasury Rate, while interest on the New Convertible Notes is set at 12% per annum.

•
The CAP Notes could be exchanged for Senior Secured Convertible Notes due 2011 in connection with the consummation of an approved business combination transaction. The Senior Secured Convertible Notes due 2011 would have been convertible into our common stock at a conversion price of the lower of $8.00 per share or 125% of the per share price of our common stock issued in our August 11, 2006 private placement ($7.00 per share). We could force conversion if certain conditions were satisfied, including a condition that our common stock trade above 200% of the conversion price for fifteen consecutive trading days. In contrast, the New Convertible Notes issued in the Exchange are convertible into shares of our common stock at an initial conversion price of $7.00 per share. We may also force conversion if certain conditions are satisfied, including a condition that our common stock trade above 200% of the conversion price for fifteen consecutive trading days with a specified minimum aggregate volume for such period.

•
The holders of the CAP Notes had certain redemption rights, including, among other things, (a) upon consummation of an approved acquisition transaction, (b) upon a holder voting against all otherwise approved acquisition transactions, (c) at the option of the holder, upon our failure to achieve the number of software subscribers specified in the Indenture for two consecutive fiscal quarters, or (d) at the request of holder, at any time after the 18 month anniversary of the issuance of the CAP Notes. The holders of the New Convertible Notes have redemption rights, at the option of the holder, upon our failure to achieve the number of software subscribers specified in the Indenture for two consecutive fiscal quarters.

In addition, on January 24, 2007, we exchanged with Rodman & Renshaw LLC (“Rodman”) outstanding warrants to acquire 625,000 shares previously issued to Rodman in connection with our investment banking relationship for new warrants to acquire 71,429 shares and 150,000 fully-paid shares.

Under the terms of the Registration Rights Agreement that we entered into with investors in the Exchange, in addition to registering the shares of common stock issued in the Exchange and certain shares of common stock held by Rodman and Trident, we were required to register 130% of the common stock underlying the New Convertible Notes, or 1,040,000 shares, and 130% of common stock issuable upon exercise of the New Warrants, or 1,650,000 shares. On January 24, 2007, the closing date of the Exchange, the value of 130% of the shares issuable upon conversion of New Convertible Notes was $9,880,000 and the value of 130% of the shares issuable upon exercise of the New Warrants was $15,675,000, based on the $9.50 per share closing price of our common stock on the OTC Bulletin Board on January 23, 2007, the last date on which shares of our common stock were traded prior to the closing date of the Exchange. Effective April 24, 2007, the holders of the registration rights executed a waiver to the Registration Rights Agreement, waiving their rights to have all but 1,432,000 shares of common stock registered under this registration statement.

For further information regarding the Exchange, please see “Management’s Discussion and Analysis—Recent Financings”.

  The Company

We were incorporated in Delaware in August 2005 as FP Technology Holdings, Inc. In September 2005, we acquired all of the operating assets, certain liabilities and all of the employees of Firepond, Inc. (“Firepond”), a technology company which was founded in 1983.

In March 2006, we became a wholly-owned subsidiary of AFG Enterprises USA, Inc., a public shell company (“AFG”). In June 2006, AFG merged into us (the “Reorganization”), and we were the surviving company in the merger. In connection with the Reorganization, we changed our name to “FP Technology, Inc.”

AFG Enterprises USA, Inc., formerly named “In Store Media Systems, Inc.”, was originally organized to develop a computerized, point-of-sale marketing platform. Until November 2002, AFG Enterprises was primarily engaged in developing its technology and business. AFG Enterprises declared bankruptcy in November 2002, and its Plan of Reorganization was confirmed by the bankruptcy court in January 2005.

We maintain our principal executive offices at 181 Wells Avenue, Newton, Massachusetts, and our telephone number at that location is (617) 928-6001. Our website is www.Firepond.com. Information on our website does not constitute part of this prospectus.

  THE OFFERING

Common stock offered by selling stockholders	1,432,000
Common stock outstanding	8,164,239(1)
Percentage of outstanding common stock being registered in this offering	18.4%
Use of proceeds	We will not receive any proceeds from the sale of the common stock, but we will receive funds from the exercise of warrants by the selling stockholders.
OTC Bulletin Board Quote	FPTI

(1)	The number of shares of common stock outstanding excludes an aggregate of 2,785,713 shares of common stock issuable upon the exercise of all outstanding warrants as of April 30, 2007.

  SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data set forth below are derived from our consolidated financial statements. The consolidated statement of operations data for the periods ended June 30, 2005 (8 months) and 2006, and the consolidated balance sheet data as of June 30, 2006, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period ended October 31, 2004 (11 months) are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the nine months ended March 31, 2007 and the balance sheet data as of March 31, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of results expected for any future period and our interim results are not necessarily indicative of results for the full fiscal year.

	Fiscal Period Ended October 31,	Fiscal Period Ended June 30,	Fiscal Period Ended June 30,	Nine Months Ended March 31,
	2004(1)	2005	2006	2007
	(11 months) (audited)	(8 months) (audited)	(audited)	(unaudited)
	(dollars in thousands)
Income statement data:
Revenue (net) Enterprise	$8,950	$2,841	$3,310	$2,017
Revenue (net) OnDemand	—	—	452	1,629
Total revenue	8,950	2,841	3,762	3,646
Cost of revenue	2,088	1,269	1,945	1,585
Gross profit	6,862	1,572	1,817	2,061

Selling expenses	1,330	1,344	3,165	4,527
Research and development	1,954	1,118	1,835	1,609
General and administrative expenses (2)(3)	—	—	—	—

Restructuring and other special charges	3,447	177	(16)	(14)
Settlement of claims	—	(647)	(1,712)	(148)

Operating income (loss)	131	(420)	(1,455)	(3,913)

Interest (expense) income	(209)	(128)	(3,068)	(3,977)
Extinguishment of debt expense	-	-	-	(13,705)
Other (expense) income	127	28	503	1,273
Net income (loss) from continuing operations	49	(520)	(4,020)	(20,322)

Gain (loss) on disposal of discontinued operations	(118)	2,561	(763)	—
Income taxes	—	—	—	—
Net Income (loss)	$(69)	$2,041	$(4,783)	$(20,322)
Reconciliation to Normalized EBITDA:
Net income (loss)	(69)	2,041	(4,783)	(20,322)
Legal settlement	—	(647)	(1,712)	(148)
Interest expense (income)	209	128	3,068	3,977
Other expense (income)	(127)	(28)	(503)	1,273
Depreciation and amortization	93	106	2,382	770
Income (loss) on discontinued operations	(118)	2,561	(763)	—
Non-recurring expenses	3,447	—	—	13,705

Normalized EBITDA	$3,435	$4,161	$(2,311)	$(745)

(1)
We experienced a change in control on December 2, 2003. As such, the financial statements for the fiscal period ended October 31, 2004 present the period from December 2, 2003 through October 31, 2004. Our fiscal year began on November 1, 2003. If the change in control transaction occurred on that date, the unaudited pro-forma results of operations would be as follows:

	11 Months	One Month	Proforma ADJ		Adjusted Proforma
		(dollars in thousands)
Revenues	$8,950	$459	—		$9,409
Costs of goods sold	2,088	244	—		2,332

Gross profit	6,862	215	—		7,077
Operating expenses	6,731	1,077	725	(a)	8,533

Operating income (loss)	131	(862)	(725)		(1,456)

Other income (expense), net	(82)	(163)	1,190	(b)	945
Loss from discontinued operations	(118)	4	—		(114)
Net loss	$(69)	$(1,021)	$465		$(625)

(a)	Related to fixed asset expenses, including depreciation, that would have occurred had the fixed assets not been revalued to their fair market value in the purchase price allocation.

(b)	Represents gain on sale of intangibles that would have occurred if the intangibles had not been revalued to their market value in the purchase price allocation.

(2)	General and Administrative Expenses are reduced for the fiscal period ended October 31, 2004 due to adjustments related to the change in control of the Company in December 2003.

(3)	In the fiscal period ended June 30, 2005 and for the nine month period ended March 31, 2007, Selling and General and Administrative expenses were combined to conform to audited presentation.

In September 2005 we acquired all of the operating assets, certain liabilities, and all of the employees of Firepond. In March 2006 we became a wholly-owned subsidiary of AFG. In June 2006, AFG merged with and into us, such that we are the surviving company. We have adopted a June 30 fiscal year end. Below is a presentation of the combined companies at the dates noted.

FP TECHNOLOGY, INC.

	Combined as of June 30, 2005	Consolidated as of June 30, 2006	Consolidated as of March 31, 2007

	(audited)	(audited)	(unaudited)
	(dollars in thousands)
Balance sheet data:
Cash and equivalents	$24	$831	$2,456
Restricted cash	-	47,500	1,315
Other assets (receivables, inventory and debt issue costs)	782	2,407	2,211
Property, plant and equipment (net)	305	191	110
Intangibles	4,772	4,772	4,772
Total assets	$5,883	$55,701	$$10,864

Current liabilities	$3,587	$56,812	$4,777
Long term debt	2,000	—	944
Total liabilities	5,587	56,812	5,721
Stockholders’ equity	296	(1,111)	5,143
Total Liabilities and stockholders equity	$5,883	$55,701	$$10,864

  RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Relating to Our Business

  Our “OnDemand” business is unproven, which makes it difficult to evaluate a large portion of our future business and prospects.

While we and our predecessors have been in business for over 20 years, the OnDemand software market is relatively new. Firepond began offering OnDemand services in 2005, which makes evaluation of our current business and future prospects difficult. The revenue and income potential of our business and the OnDemand software market are unproven. In addition, because the market for OnDemand CPQ™ software is new and rapidly evolving, we have limited insight into trends that affect this business. You must consider our business and prospects in light of the risks and difficulties we may encounter as a company in a new and rapidly evolving market. Factors that may affect market acceptance of the OnDemand software service include:

•	reluctance by enterprises to migrate to an on-demand application service;

•	the price and performance of this service;

•	the level of customization we can offer;

•	the availability, performance and price of competing products and services;

•	reluctance by enterprises to trust third parties to store and manage their internal data; and

•
adverse publicity about us, our service or the viability or security of on-demand application services generally from third party reviews, industry analyst reports and adverse statements made by competitors.

Many of these factors are beyond our control. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of on-demand application services in general, and for CPQ™ in particular. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to on-demand application services. Furthermore, some enterprises may be reluctant or unwilling to use on-demand application services because they have concerns regarding the risks associated with security capabilities, among other things, of the technology delivery model associated with these services. If enterprises do not perceive the benefits of on-demand application services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results. In addition, as a new company in this unproven market, we have limited insight into trends that may develop and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. The inability of our OnDemand application service to achieve widespread market acceptance would harm our business and have a material adverse effect on us.

  We and our predecessors have incurred losses in the past and we may not be able to maintain profitability in the future.

We incurred a net loss of $69,203 for the eleven months ended October 31, 2004, net income of $2,041,192 for the eight months ended June 30, 2005, a loss of $4,783,181 for the fiscal period ended June 30, 2006 and a loss of $20,322,215 for the nine month period ended March 31, 2007. Our predecessor, Firepond, incurred quarterly and annual losses intermittently after it was formed in 1983, and regularly after fiscal 1997. Firepond incurred net losses of $20.6 million in fiscal 2003, $23.7 million in fiscal 2002, $70.3 million for fiscal 2001, and $16.3 million for fiscal 2000. We may not be able to establish or maintain profitable operations in the future. We also expect that our operating expenses will continue to increase in the future. We cannot provide assurance that we will be able to generate sufficient revenue to establish or maintain profitability. You should not consider any historical performance of us or Firepond as necessarily being indicative of our future results.

Our quarterly revenue and operating results are volatile and difficult to predict, and if we fail to meet the expectations of investors, the market price of our common stock would likely decline significantly.

Our revenue and operating results are likely to fluctuate significantly from quarter to quarter, due to a number of factors. These factors include:

•	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

•	the timing of additional investments in our OnDemand application service and in our maintenance services;

•	technical difficulties or interruptions in our service;

•	the rate of expansion and effectiveness of our sales force;

•	the length of the sales cycle for our service;

•	our ability to form strategic relationships with third parties for the distribution of our software, and the level of costs that these arrangements entail;

•	our ability to promote software products, as well as the cost and effectiveness of such advertising;

•	costs or potential limitations on our business activities resulting from litigation and regulatory developments in our industry, which could be significant;

•	our ability to obtain additional customers or to derive additional revenue from our existing customers;

•	downward pricing pressures on our software licenses;

•	costs associated with any future acquisitions;

•	our ability to respond to technological developments in our industry; and

•
fluctuations in economic and market conditions, particularly those affecting the market for technology spending or the industries of our customers, such as manufacturing, insurance and financial services.

Many of these factors are largely outside of our control, and there are many facets of each of these factors over which we have limited control. As a result of the factors above and the evolving nature of our business and industry, we may be unable to forecast our revenue accurately. We plan our expenses based on operating plans and estimates of future revenue. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls. Additionally, a failure to meet our revenue or expense projections would have an immediate and negative impact on our operating results. If this were to happen, the market price of our common stock would likely decline significantly.

  Restrictive covenants in the New Indenture governing the New Convertible Notes issued in the Exchange and the related securities purchase agreement, and any additional indebtedness that we may incur, may restrict our ability to pursue our business strategies.

The New Indenture governing the New Convertible Notes issued in the Exchange and the related securities purchase agreement limit our ability, among other things, to:

•	incur additional indebtedness without the prior consent of the New Convertible Note holders;

•	incur liens;

•	redeem, repurchase, or declare or pay any dividend or distribution on our capital stock;

•
consolidate, merge, sell or otherwise dispose of all or substantially all of our assets or enter into a business combination transaction; and issue to our directors, officers or consultants equity or securities convertible into equity without the prior approval of the New Convertible Note holders, with certain limited exceptions

The restrictions contained in the New Indenture and the securities purchase agreement could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. In addition, the New Indenture requires us to maintain compliance with specified financial ratios and minimum subscriber targets. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of the restrictive covenants or our inability to comply with the required financial ratios could result in a default under the New Indenture. If a default occurs, the New Convertible Note holders may, among other remedies, elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, the New Convertible Note holders also have the right to proceed against the collateral granted to them to secure the indebtedness, including our available cash and the letter of credit supporting interest obligations accruing under the New Convertible Notes. If the indebtedness under the New Convertible Notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

Indebtedness incurred in the Exchange, and other debt financings that we may secure from time to time (subject to the restrictions imposed by the New Indenture), could have other important consequences, such as:

•	making it more difficult for us to satisfy our debt obligations;

•
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increasing our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

To service our indebtedness, we will require a significant amount of cash. All or a portion of the cash required to service the New Convertible Notes issued in the Exchange may be provided by investment of the proceeds of the Exchange in government-issued debt securities. However, these investments may not provide enough funds to satisfy our debt service on the New Convertible Notes. Our ability to generate cash depends on many factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings or financings will be available to us in an amount sufficient to pay our indebtedness or to fund our other liquidity needs.

Further details of the Exchange are described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Financings”.

  Failure to expand our relationships with third party channels may adversely impact our support and maintenance of existing customers, delay the implementation of our products and delay the growth of our revenue.

Our business strategy includes expanding and increasing third party channels which license and support our products, such as resellers, distributors, OEMs, system integrators and consulting firms. This often requires that these third parties recommend our products to their customers and install and support our products for their customers. To increase our revenue and implementation capabilities, we must develop and expand our relationships with these third parties. In addition, if these firms fail to implement our products successfully for their clients, we may not have the resources to implement our products on the Schedule required by the client, which would result in our inability to recognize revenue from the license of our products to these customers.

  We do not have an adequate history with our subscription model to predict the rate of customer subscription renewals and the impact these renewal rates will have on our future revenue or operating results.

Our customers have no obligation to renew their subscriptions for our service after the expiration of their initial subscription period. In addition, these customers may renew for a lower priced edition of our service or for fewer subscriptions. We have limited historical data with respect to rates of customer subscription renewals, so we cannot accurately predict customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our service and their ability to continue their operations and spending levels. If our customers do not renew their subscriptions for our service, our revenue will decline and our business will suffer.

Our future success also depends in part on our ability to sell additional features or enhanced editions of our service to our current customers. This may require increasingly sophisticated and costly sales efforts that are targeted at our customers’ senior management. If these efforts are not successful, our business may suffer.

  Because we will recognize revenue from subscriptions for our service over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our operating results.

We generally recognize license/subscription revenue from our products ratably over the terms of the license/subscription agreements, which are typically 12 to 36 months, although terms can range from one to 60 months. As a result, much of the revenue that we report in each quarter is deferred revenue from license/subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed licenses/subscriptions in any one quarter will not necessarily be fully reflected in the revenue in that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our products and services may not be fully reflected in our results of operations until future periods. Our license/subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

  The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for CRM and CPQ™ applications is intensely competitive and rapidly changing, barriers to entry are relatively low, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. Many of our current and potential competitors have longer operating histories, greater name recognition and substantially greater resources than we do. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. Some of our principal competitors offer their products at a lower price, which has resulted in pricing pressures. If we are unable to maintain our current pricing, our operating results could be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our service to achieve or maintain more widespread market acceptance, any of which could harm our business. If we fail to compete effectively, our operating results will be harmed.

  If we are unable to introduce new and enhanced products on a timely basis that respond effectively to changing technology, our revenue may decline.

Our market is characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements, and evolving industry standards. Advances in Internet technology or in e-commerce software applications, or the development of entirely new technologies to replace existing software, could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete and unmarketable. In addition, if a new software language or operating system becomes standard or is widely adopted in our industry, we may need to rewrite portions of our products in another computer language or for another operating system to remain competitive. If we are unable to develop new and enhanced products on a timely basis that respond to changing technology, our business could be seriously harmed.

  A delayed recovery in information technology spending could reduce sales of our products.

Average license fees for our product suite have historically ranged from approximately less than a hundred thousand dollars to several million dollars. Often this represents a significant information technology capital expenditure for the companies to which we target our sales efforts. In addition, regardless of the cost of our products, many companies may elect not to pursue information technology projects, which may incorporate our product suites or their individual components, as a result of the global information technology spending slowdown. Consequently, if the current global environment in information technology spending should continue or decline even further, whether resulting from a weakened economy or other factors, we may be unable to maintain or increase our sales volumes and achieve our targeted revenue growth. In addition, we depend on our customers to pay recurring maintenance fees for technical support and product upgrades. Often, this represents a significant and recurring information technology capital expenditure for our customers. As a result, if the global environment in information technology should continue or decline further, whether resulting from a weakened economy or other factors, we may be unable to maintain our maintenance revenues at their current levels and achieve our targeted revenues. Furthermore, we expect that our historical maintenance revenues will decline with time as we expend more resources on our OnDemand products and fewer resources on our historical maintenance customers. In the event such revenues decline we may make the decision to sell or abandon our historical maintenance business. This would cause an immediate decline in our future revenues and could result in us not meeting our targeted revenue objectives.

Defects in our products and services could diminish demand for our products and services and subject us to substantial liability.

Because our products and services are complex and have incorporated a variety of software both developed in-house and acquired from third party vendors, our products and services may have errors or defects that users identify after they begin using them that could result in unanticipated downtime for our subscribers and harm our reputation and our business. Traditional enterprise software products and Internet-based services frequently contain undetected errors when first introduced or when new versions or enhancements are released. Our products may be particularly susceptible to bugs or performance degradation because of the evolving nature of Internet technologies and the stress that full deployment of our products over the Internet to thousands of end-users may cause. We have from time to time found defects in our products and services and new errors in our existing products and services may be detected in the future. Since our customers use our products and services for important aspects of their business, any errors, defects or other performance problems with our products or services could hurt our reputation and may damage our customers’ businesses. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

In addition, if one of our products fails, a customer may assert a claim for substantial damages against us, regardless of our responsibility for the failure. Our product liability insurance may not cover claims brought against us. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any product liability claims, whether or not successful, could seriously damage our reputation and our business.

  We rely on third-party hardware and software that may be difficult to replace or which could cause errors or failures of our service.

We rely on hardware purchased or leased and software licensed from third parties in order to offer our service, including Weblogic Application Server software from BEA and a non-exclusive worldwide license from Orion IP, LLC to utilize certain critical patents and related rights in connection with the conduct of our business. This hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Any such loss, in turn, could prevent the implementation or impair the functionality of our products, delay new product introductions, or injure our reputation. In addition, any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

  Difficulties associated with the protection of our intellectual property and potential claims alleging infringement of third party’s intellectual property could harm our ability to compete and result in significant expense to us and loss of significant rights.

Our success and ability to compete is dependent in part upon our proprietary technology. In addition, our software products are dependent, in part, on a non-exclusive worldwide license from Orion IP, LLC to utilize certain critical patents and related rights in connection with the conduct of our business. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors’ offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Therefore, we may not be able to protect our proprietary rights against unauthorized third party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Some of our contractual arrangements provide third parties with access to our source code and other intellectual property upon the occurrence of specified events. This access could enable these third parties to use our intellectual property and source code to develop and manufacture competing products, which would adversely affect our performance and ability to compete. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect our future operating results.

Further, the software industry is characterized by the existence of frequent litigation of intellectual property rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays, disrupt our relationships with our customers or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect upon our operating results. We may also be obligated to indemnify our business partners in any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be prevented from providing some or all of our services unless we enter into royalty, licensing or other agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us. If a claim against us is successful and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business, financial condition and results of operations would be materially adversely affected.

  We depend on key personnel and must attract and retain qualified personnel to be successful.

Our success depends upon the continued contributions of our senior management, sales, engineers, and professional services personnel, who perform important functions and would be difficult to replace. Also, we believe that our future success is highly dependent on William Santo, our Chief Executive Officer. The loss of the services of any key personnel, particularly senior management, sales, engineers, or professional services personnel could seriously harm our business.

In addition, to continue to execute on our growth plan, we must attract and retain other highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and Internet-related services and senior sales executives. We may not be successful in attracting and retaining qualified personnel. We and our predecessors have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Volatility in the price of our stock may therefore adversely affect our ability to attract or retain key employees. Furthermore, the new requirement to expense stock options may discourage us from granting the size or type of stock option awards that job candidates require to join our company. In order to attract personnel to meet our technical development needs in the future we may have to pay above market rates or open satellite offices. Such additional costs could negatively impact our profitability. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

  We depend on our direct sales force for a significant portion of our current sales and our growth depends on the ability of this direct sales force to increase sales to a level that will allow us to reach and maintain profitability.

Our ability to increase sales will depend on our ability to train and retain top quality sales people who are able to target prospective customers’ senior management, and who can productively and efficiently generate and service large accounts. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain highly qualified personnel in the future. Turnover among our sales staff has been significant and a number of our employees have left or been terminated. In addition, new hires require significant training and may, in some cases, take more than a year before they achieve full productivity. Recent hires and planned hires may not become as productive as we would like. If we are unable to retain qualified sales personnel, or if newly hired personnel fail to develop the necessary skills or to reach productivity when anticipated, we may not be able to increase sales of our products and services.

In addition, in connection with its effort to streamline our operations, reduce costs and bring its staffing and infrastructure in line with industry standards, Firepond restructured its organization and reduced its workforce. In connection with the restructurings, during fiscal 2001 Firepond terminated 363 employees and 90 consultants, and during fiscal 2002 it terminated 93 employees. In fiscal 2003, Firepond eliminated 55 positions and shut down its foreign offices. In fiscal 2004, Firepond eliminated 36 positions and continued to streamline its operations by closing its Bloomington office. This restructuring may also yield unanticipated consequences, such as attrition beyond our planned reduction in workforce and loss of employee morale and decreased performance. Continuity of personnel is an important factor in the successful completion of our business plan and ongoing turnover in our personnel could materially and adversely impact our sales and marketing efforts, current customer implementations, and our development projects. We believe that hiring and retaining qualified individuals at all levels is essential to our success, and there can be no assurance that we will be successful in attracting and retaining the necessary personnel.

  If our security measures are breached and unauthorized access is obtained to a customer’s data, our service may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant liabilities.

Our service involves the storage and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to one of our customers’ data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers.

  Interruptions or delays in service from our third-party Web hosting facility could impair the delivery of our service and harm our business.

We provide our OnDemand service through computer servers located at two separate third-party computer server facilities, Qwest Communications International (“Qwest”) located in Minneapolis, Minnesota and OpSource, Inc. (“OpSource”) located in Ashburn, Virginia. Both the Qwest facility and the OpSource facility are SAS70 Type—II service facilities, a security rating that is required by many OnDemand customers. We do not control the operation of either of these facilities, which are subject to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism, work stoppages, strikes and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster, a decision to close either or both facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our service. In addition, the failure by Qwest and/or OpSource to provide our required data communications capacity could result in interruptions in our service. We are currently in the process of obtaining additional business continuity services and additional data center capacity; however, none of these services or capacity is currently operational. Any damage to, or failure of, our systems could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates. Our business will be harmed if our customers and potential customers believe our service is unreliable.

  Control by our principal stockholder will limit your ability to influence the outcome of director elections and other matters requiring stockholder approval.

Douglas Croxall, the Chairman of our Board of Directors, currently beneficially holds, directly or indirectly, 2,552,414 shares or approximately 31.26% of the issued and outstanding shares of our common stock as of April 30, 2007. Other board members and members of management, including Mr. Croxall, control approximately 45.83% of the issued and outstanding shares of our common stock as of April 30, 2007. Therefore, Mr. Croxall, individually and with other board members and members of management, has the ability to materially influence the election of our Board of Directors and the outcome of any matter presented for a vote to our stockholders. This concentration of ownership could also have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

  We are incurring increased costs as a result of being a public company, compared to the historical operations of Firepond.

As a public company, we are incurring significant legal, accounting and other expenses that we or Firepond did not incur as a private company. Firepond became a private company on December 3, 2003. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, requires changes in corporate governance practices of public companies. If, as planned, our stock is listed on NASDAQ, the American Stock Exchange or another major exchange, we will incur additional compliance expenses. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers.

  Our compliance with the Sarbanes-Oxley Act of 2002 and SEC rules concerning internal controls may be time consuming, difficult and costly.

It may be time consuming, difficult and costly for us to develop and implement the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal auditing and other finance staff in order to develop and implement appropriate additional internal controls, processes and reporting procedures. If we are unable to comply with these requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly traded companies to obtain.
If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and current SEC regulations, beginning with our annual report on Form 10-KSB for our fiscal period ending June 30, 2008, we will be required to furnish a report by our management on our internal control over financial reporting. We will soon begin the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While our management is expending significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve our objective on a timely basis. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of our internal control over financial reporting. Failure to achieve and maintain an effective internal control environment or complete our Section 404 certifications could have a material adverse effect on our stock price.

In addition, in connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Risks Relating to Our Growth Strategy

  We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to develop new services or enhance our existing service, enhance our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Under the terms of the New Indenture governing the New Convertible Notes, under certain circumstances we are required to obtain the consent of the New Convertible Note holders to incur any additional indebtedness. We may not be able to obtain the requisite consent of the New Convertible Note holders. In addition, if we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Holders of our common stock may be further diluted upon the conversion of the New Convertible Notes into our common stock, or upon the exercise of the New Warrants and PIPE Warrants.

The New Indenture governing the New Convertible Notes imposes covenants that restrict our business operations and our ability to incur additional debt. If we were to secure additional debt financing in the future, we could be subject to additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

  Difficulties and financial burdens associated with mergers and acquisitions could harm our business and financial results.

On February 15, 2001, Firepond acquired all of the outstanding stock of Brightware, Inc. This acquisition proved difficult to integrate into Firepond’s operations and product base. In May 2004 Firepond sold the Brightware assets to a third party. We will seek to acquire additional assets or companies that require integration of operations or products with our present operations or products. Present management has not made any acquisitions or investments to date on our behalf, and therefore our ability as an organization to make acquisitions or investments is unproven. Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	exposure to unknown liabilities of the acquired asset or business;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets;

•	potential write-offs of acquired assets or investments;

•	potential loss of key employees;

•	additional acquisition costs and unanticipated expenses;

•	inability to generate sufficient revenue to offset acquisition or investment costs or to pay off any debt incurred therewith; and

•	delays in customer purchases due to uncertainty.

Any merger or acquisition of or by us may not produce the revenue, earnings or business synergies that we anticipated, and an acquired product, service or technology might not perform as expected. Prior to completing a merger or acquisition, it is difficult to determine if such benefits can actually be realized. The process of integrating companies into our business or integrating our company into another business may also result in unforeseen difficulties. Unforeseen operating difficulties may absorb significant management attention, which we might otherwise devote to our existing business. In addition, the process may require significant financial resources that we might otherwise allocate to other activities, including the ongoing development or expansion of our existing operations. If we pursue a future merger or acquisition, our management could spend a significant amount of time and effort identifying and completing the merger or acquisition, and we could issue equity securities which would dilute current stockholders’ percentage ownership, incur substantial debt, assume contingent liabilities or incur a one-time charge.

  Our planned growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures, we may not be able to successfully implement our business plan.

Our plans provide for rapid growth in headcount and operations, which will place significant strain on our management and our administrative, operational and financial infrastructure. We anticipate that further growth will be required to address any increases in our customer base, as well as our expansion into new geographic areas. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount and capital investments we are adding will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

    We recently hired a new senior management team, including William Santo (CEO), Carol Ferrari (VP-Marketing), Jerry Keefe (VP-Operations) and Stephen Peary (CFO). This team has not worked together previously and may not work effectively together. Moreover, the new management team has limited experience in developing, marketing, selling, implementing and servicing CPQ™ software. The new team may not be able to meet our business objectives, including the marketing of our new OnDemand product. There can be no assurance that we will be able to successfully manage future expansion, and any inability to do so could have a material adverse effect on our business, results of operations and financial condition.

  Any efforts we may make in the future to expand our service beyond the CPQ™ market may not succeed.

To date, we have focused our business on providing on-demand application services for the CPQ™ market, but we may in the future seek to expand into other markets. However, any efforts to expand beyond the CPQ™ market may never result in significant revenue growth for us. In addition, efforts to expand our on-demand application service beyond the CPQ™ market may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which may harm our business.

  As we expand our services internationally, our business will be susceptible to additional risks associated with international operations.

We believe we must expand our services internationally and expect to commit significant resources to this expansion. As we increase our international activities, we will be exposed to additional challenges, including:

•	fluctuations in currency exchange rates;

•	seasonal fluctuations in purchasing patterns in other countries;

•	different regulatory requirements;

•	difficulties in collecting accounts receivable in other countries;

•	the burdens of complying with a wide variety of foreign laws;

•	challenges in staffing and managing foreign operations;

•	political and economic instability; and

•	potentially adverse tax consequences, including those resulting from unexpected changes in tax laws.

We have limited experience operating outside the United States and with marketing our services globally. Our presence in global markets may require significant management attention and financial resources which may adversely affect our ability to effectively manage our business.

Risks Relating to Our Common Stock

  There has been no active public market for our common stock, and prospective investors may not be able to resell their shares at or above the purchase price paid by such investor, or at all.

Our common stock is quoted on the OTC Bulletin Board under the symbol “FPTI.OB.” The OTC Bulletin Board tends to be illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares, except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on the OTC Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors including:

•	the lack of readily available price quotations;

•	the absence of consistent administrative supervision of “bid” and “ask” quotations;

•	low number of freely tradable shares outstanding;

•	lower trading volume; and

•	market conditions.

In addition, the value of our common stock could be affected by:

•	actual or anticipated variations in our operating results;

•	changes in the market valuations of other similarly situated companies developing similar software products;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	adoption of new accounting standards affecting our industry;

•	additions or departures of key personnel;

•	introduction of new product or services by us or our competitors;

•	sales of common stock or other securities in the open market;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the market in which we operate;

•	changes in earnings estimates and recommendations by financial analysts;

•	our failure to meet financial analysts’ performance expectations; and

•	other events or factors, many of which are beyond our control.

In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using common stock as consideration.

The market price of our common stock has been volatile since our business was acquired by AFG Enterprises USA, Inc. on March 29, 2006. Since that date, our common stock has traded as high as $13.00 and as low as $5.00 per share. There is no active public market for our common stock, which has traded only intermittedly and in very low volumes.

  We cannot assure you that our common stock will become listed on the American Stock Exchange, NASDAQ or any other securities exchange.

We have submitted an application to list our common stock on the American Stock Exchange. However, we cannot assure you that the American Stock Exchange will approve our application or that we will be able to maintain a listing of our common stock on the American Stock Exchange should our application be approved. Pending listing, if any, our common stock is eligible to trade on the OTC Bulletin Board, where an investor may find it difficult to dispose of shares or obtain accurate quotations as to the market value of the common stock. In addition, we could be subject to an SEC rule that, under certain circumstances, imposes various requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity.

  Securities analysts may not initiate coverage or continue to cover our common stock and this may have a negative impact on our common stock’s market price.

The trading market for our common stock may depend significantly on the research and reports that securities analysts publish about us or our business. We do not have any control over these analysts. There is no guarantee that securities analysts will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. If we are covered by securities analysts, and our stock is downgraded, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

If we are unable to maintain the effectiveness of our registration statement related to common stock and warrants issued by us in our PIPE Financing, we would be required to pay liquidated damages, which could materially affect our financial condition.

In August 2006, we completed our PIPE Financing of 1,000,000 Units, with each Unit consisting of one share of our common stock and a warrant to purchase one additional share of common stock. Pursuant to a Registration Rights Agreement entered into with investors in the offering, we registered for resale the shares of common stock and common stock underlying warrants issued in the PIPE Financing on a registration statement that became effective on October 20, 2006. In the event the registration statement becomes unavailable for use by the investors for an extended period, we would be required to pay liquidated damages for each month (adjusted proportionally for any portion thereof) in which we are not in compliance with our obligation. Our financial condition may be materially adversely affected if we are required to pay such liquidated damages.

  Upon the effectiveness of this registration statement, there will be a significant number of shares of common stock eligible for sale, which could depress the market price of our stock.

Following the effective date of this registration statement covering the shares of common stock to be registered in this offering, a large number of shares of common stock would become available for sale in the public market, which could harm the market price of our common stock. Further, shares may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect on the market for our common stock. In general, a person who has held restricted shares for a period of one year may, upon filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to the greater of 1% of the outstanding shares or the average weekly number of shares sold in the last four weeks prior to such sale.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new services; our expectations concerning litigation, regulatory developments or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

•	the unproven nature of our business;

•	our history of losses;

•	the need to expand our relationships with third party channels;

•	the lack of history with our subscription model;

•	industry competition;

•	our ability to introduce new and enhanced products on a timely basis;

•	our ability to execute our growth strategies;

•	the effects of litigation;

•	general economic conditions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

The shares are being registered hereunder for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board under the symbol “FPTI.” From June 9, 2006 to on or about July 5, 2006 our common stock was quoted on the OTC Bulletin Board under the symbol “AFGU.” From May 2003 to on or about June 8, 2006 our common stock was quoted on The Pink Sheets under the symbol “AFGU.” The following table sets forth the high and low bid price for our common stock for each quarter for the fiscal periods ended June 30, 2005 and 2006 and for the interim period ended March 31, 2007, as quoted on The Pink Sheets and the OTC Bulletin Board. Such market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Fiscal Year 2005		Fiscal Year 2006		Fiscal Year 2007
Fiscal Period	High	Low	High	Low	High	Low
First Quarter	$0.0150	$0.0001	$0.00	$0.00	$7.50	$5.00
Second Quarter	0.0001	0.0001	0.00	0.00	13.00	6.85
Third Quarter	0.0000	0.0000	0.00	0.00	10.75	8.00
Fourth Quarter	0.0000	0.0000	7.25	7.25

There currently is a very limited public market for our common stock and no assurance can be given that a large public market will develop in the future. In view of the lack of an organized or established trading market for our common stock and the extreme thinness of whatever trading market may exist, the prices reflected on the chart as reported on the OTC Bulletin Board may not be indicative of the price at which any prior or future transactions were or may be effected in our common stock. Stockholders are cautioned against drawing any conclusions from the data contained herein, as past results are not necessarily indicative of future stock performance.

As of April 30, 2007, there were approximately 643 record holders of our common stock. This number does not include an indeterminate number of stockholders whose shares may be held by brokers in street name.

On June 27, 2006, our Board of Directors and holders of a majority of the issued and outstanding shares of our common stock adopted and approved a Stock Incentive Plan (the “2006 Plan”). The 2006 Plan was adopted to provide certain stock incentive awards to officers, directors, key employees, and independent contractors that provide services to us. A maximum of 1,766,000 shares of our common stock may be issued pursuant to all awards (“Awards”) issuable under the 2006 Plan. The types of Awards available for issuance under the 2006 Plan may consist of one or a combination of the following: stock options, stock appreciation rights, dividend equivalent rights, restricted stock, and restricted stock units. As of April 30, 2007, no Awards had been issued under the 2006 Plan, except that the Board of Directors has approved a grant of 60,000 restricted shares to Mark Tunney in connection with his election as a director effective April 18, 2007.

DIVIDEND POLICY

We have not paid and do not currently intend to pay any cash dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007. You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

March 31, 2007
Actual

Stockholders’ Equity:
Preferred Stock, 5,000,000 shares authorized; no shares issued or outstanding	—
Common Stock, 100,000,000 shares authorized; 8,164,239 shares issued and outstanding as of March 31, 2007	$8,164
Additional Paid-In Capital	29,348,243
Retained Earnings (Deficit)	(23,133,407)
Deferred Compensation	(1,079,828)
Total Stockholders’ Equity/(Deficit)	$5,143,172

The foregoing table excludes (i) up to 1,766,000 shares of common stock available for future grant or issuance under our 2006 Plan; and (ii) outstanding warrants to acquire 2,785,713 shares of common stock, as of March 31, 2007.

  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the financial condition and results of operations of Firepond, Inc. for the period December 2, 2003 through October 31, 2004, the consolidated financial condition and results of operations for Firepond, Inc. and FP Technology Holdings, Inc. for the eight months ended June 30, 2005, and the consolidated financial condition of Firepond, Inc., AFG Enterprises, USA, Inc. (“AFG”) and FP Technology, Inc. for the fiscal period ended June 30, 2006 and the interim period ended March 31, 2007. This discussion and analysis should be read in conjunction with the financial statements and notes thereto for the above listed periods.

All references in this prospectus to “the Company” or “FPT” refer to FP Technology, Inc., after giving effect to the Reorganization on June 29, 2006 whereby AFG was merged into FP Technology Holdings, Inc. and was renamed FP Technology, Inc., described in more detail elsewhere herein.

  Overview

We are a leading provider of CPQ™, or “Configure, Price, Quote”, on-demand, multi-tenant software that automates and simplifies product pricing and configuration for companies and helps these enterprises improve order accuracy and reduce their total cost of sales. Our predecessor, Firepond, Inc. (“Firepond”), was founded in 1983. Our suite of products help companies configure, price and quote complex products during the sales process, such as machinery, high technology products or insurance services. Our sales solutions help companies optimize their sales processes, whether their need is to solve complex product or pricing configuration, create product catalogs or provide an interactive selling system, and dramatically improves response time. Our current customers include companies such as G.E. Tip Trailer, Freightliner, Bell Helicopter, Redback Networks, Renault, Sikorsky Helicopter, Cummins Power Generation, Deere & Company, Horizon Blue Cross Blue Shield, Siemens Building Technologies, Steelcase International and Case New Holland.

Our corporate headquarters are located at 181 Wells Avenue, Newton, Massachusetts 02459. Our common stock, par value $0.001 per share (“Common Stock”), trades on the OTC Bulletin Board under the symbol “FPTI.OB.”

We market our products under the Firepond brand name:

•
Firepond OnDemand is a web-based application that enables a company’s sales force and supporting organizations to configure complex products, and accurately price those products. Firepond OnDemand is offered to customers independently or as an integrated service within the Salesforce.com product called Firepond OnDemand for Salesforce.com™.

•
The Interactive Configurator Suite is a set of data maintenance tools, shared libraries and application program interfaces (APIs) that supply data normalization and configuration capabilities to an application. Firepond OnDemand is built on the Interactive Configurator Suite (ICS) technology platform.

We have offered our OnDemand application service since August 2005. We execute our sales and marketing strategy through direct and indirect channels, and currently have sales relationships with several system integrators and resellers. The recent increase in interest in CPQ™ applications, combined with the acceptance of the on-demand business model, have opened new opportunities for us in the form of partnerships with Salesforce.com and other enterprise applications providers which we are actively pursuing.

Technological feasibility of our software products occurs late in the development cycle and close to general release of the products. The development costs incurred between the time technological feasibility is established and general release of the product are not material. As such, we expense these costs as incurred to research and development expense. To enhance our product offering and market position, we believe it is essential for us to continue to make significant investment in research and development.

  Corporate History

From the inception, in 1983, of our predecessor company, Firepond, Inc. (“Firepond”), through 1997, we generated revenue primarily through providing custom development services. These services consisted of the development of highly customized applications utilizing core software technology, and related software maintenance and data maintenance services. In early fiscal 1997, Firepond undertook a plan to change its strategic focus from a custom development services company to a software product company providing more standardized solutions. Firepond’s first packaged software product was introduced in May 1997. Firepond released the Firepond Application Suite in October 1999, and renamed and repackaged the Firepond Application Suite as the SalesPerformer Suite in December 2000.

In February 2000, Firepond completed its initial public offering. Soon thereafter, as a result of a global slowdown in information technology spending, including in the Customer Relationship Management market, Firepond undertook a comprehensive restructuring of its operations. Firepond incurred substantial losses from 2000 through 2003, during which period Firepond invested heavily in research and development.

On December 2, 2003, Jaguar Technology Holdings, LLC acquired Firepond in exchange for cash equal to $3.16 per share, and Firepond became a private company. On September 13, 2005, FP Technology Holdings, Inc. (“FPT Holdings”) acquired all of the operating assets, certain liabilities, and all of the employees of Firepond as part of a restructuring and new financing transaction. Before and after this transaction, both Firepond and FPT Holdings were 100% owned by the same entity. On January 17, 2006, Firepond was liquidated, and a liquidating trust was created to liquidate the remaining assets of Firepond, enforce and pursue the causes of action of Firepond, provide for a reserve against the payment of any contingent liabilities, and distribute the net proceeds to its stockholder.

On March 29, 2006, AFG Enterprises USA, Inc. (“AFG”), a public shell company, acquired FPT Holdings pursuant to an Agreement and Plan of Merger. In connection with this transaction, AFG changed its fiscal year from December 31 to June 30 to conform to FPT Holdings’ fiscal year end. AFG issued an aggregate of 3,991,939 shares of its common stock to the stockholders of FPT Holdings in this transaction.

On June 29, 2006, AFG, the 100% owner of FPT Holdings, merged with and into FPT Holdings, with FPT Holdings as the surviving corporation. On the same date, FPT Holdings changed its name to “FP Technology, Inc.”

For the period ended December 31, 2005, the financial statements presented herein are the combined financial statements of Firepond, Inc and FPT Holdings. For the period ended December 31, 2006, the financial statements presented herein are the consolidated financial statements of the Firepond liquidating trust and FP Technology, Inc. For the period from December 2, 2003 through September 12, 2005, the financial statements presented herein are those of Firepond, Inc. For the period from September 13, 2005 through January 17, 2006, the financial statements presented herein are the combined financial statements of Firepond and FPT Holdings. Pursuant to FIN 46(R), the financial statements presented herein for the fiscal period ended June 30, 2006 include the consolidated financial statements of FPT, AFG Enterprises USA, Inc. (commencing March 29, 2006) and the Firepond liquidating trust.

  Recent Financings

 Master Exchange Agreement — Exchange of Stock, Notes and Warrants

On January 24, 2007, we entered into a Master Exchange Agreement (the “Exchange Agreement”) with the holders of the securities issued in the Company’s CAP Financing completed on March 29, 2006 (the terms of the CAP Financing are discussed immediately below under the heading “CAP Financing - Notes and Warrants”). Under the Exchange Agreement, we exchanged with the investors in the CAP Financing all of the Nonconvertible Notes (with an aggregate principal balance of $50,000,000) and all of the outstanding CAP Warrants (exercisable for an aggregate of 6,250,000 shares of Common Stock at an initial exercise price of $8.00 per share) originally issued in the CAP Financing for the following aggregate consideration:

•	$45,000,000 in principal repayment of the Nonconvertible Notes, plus accrued interest thereon;

•
A new issue of Senior Secured Convertible Notes Due January 2009 in the aggregate principal amount of $5,600,000 (the “New Convertible Notes”), issued under an indenture with The Bank of New York (the “New Indenture”);

•
Warrants to purchase an aggregate of 1,214,285 shares of Common Stock at an initial exercise price of $7.00 per share (the “New Warrants”), exercisable for five years and containing customary anti-dilution protections providing that the number of shares to be issued upon exercise and the exercise price would be adjusted (i) pro rata upon any subdivision or combination of our common stock or distribution of assets to shareholders, or (ii) in the event that we complete a sale of common stock for a price less than the exercise price then in effect, based upon a broad-based weighted average anti-dilution formula; and

•	1,500,000 fully-paid shares of Common Stock (the “New Shares”).

•
Pursuant to the terms of the New Indenture, we also obtained a letter of credit from Wells Fargo Bank, National Association (“Wells Fargo”), in favor of The Bank of New York, as trustee under the New Indenture, in a stated amount of $1,344,000 in respect of approximately two years of interest payments payable under the New Convertible Notes.

The $45,000,000 principal repayment on the Nonconvertible Notes and the $5,000,000 gross proceeds to us were obtained from the $50,000,000 CAP escrow account plus the accrued interest on the Nonconvertible Notes. After payment of associated fees and expenses, plus deposit of $1,344,000 at Wells Fargo in support of the aforementioned Wells Fargo letter of credit, net proceeds to us from the New Convertible Notes were approximately $3.5 million.

On January 24, 2007, we also agreed to exchange with Rodman & Renshaw LLC outstanding warrants previously issued to Rodman to purchase an aggregate of 625,000 shares of Common Stock at an exercise price of $8.00 per share for (i) new warrants to purchase 71,429 shares of Common Stock at an exercise price $7.00 per share and (ii) 150,000 fully-paid shares of Common Stock.

In addition, on January 24, 2007, we entered into a Registration Rights Agreement with the holders of the New Convertible Notes and New Warrants. Under this agreement, we agreed to register for resale the shares of common stock issued in the Exchange and certain shares held by Rodman and Trident, 130% of the common stock underlying the New Convertible Notes (or 1,040,000 shares) and 130% of common stock issuable upon exercise of the New Warrants (or 1,650,000 shares). Under this agreement, we agreed to file a registration statement with the Securities and Exchange Commission covering the resale of these shares and use our commercially reasonable best efforts to have the registration declared effective at the earliest date (but in no event later than 60 days after filing if there is no SEC review of the registration statement, or 90 days if there is an SEC review). We will be subject to certain liquidated damage penalties, as set forth in the Registration Rights Agreement, if the registration statement is not filed or does not become effective on a timely basis. The registration statement of which this prospectus is a part was filed pursuant to this Registration Rights Agreement. Effective April 24, 2007, the holders of the registration rights executed a waiver to the Registration Rights Agreement, waiving their rights to have all but 1,432,000 shares of common stock registered under this registration statement.

The following are certain additional material terms of the New Convertible Notes:

1.	Interest Rate. Interest at a fixed rate of 12% per annum.

2.
Redemption at the Option of the Holder. We may become obligated, at the option of each holder of New Convertible Notes, to redeem the New Convertible Notes after the failure by the Company to achieve the numbers of software subscribers required under the New Indenture in any two consecutive fiscal quarters.

3.
Repurchase at the Option of the Holder Upon a Fundamental Change. We may become obligated, at the option of each holder, to repurchase the New Convertible Notes if a Fundamental Change (as defined in the New Indenture) occurs at any time prior to the maturity of the New Convertible Notes.

4.
Optional Conversion. Subject to the terms and conditions of the New Indenture, a holder may optionally convert at any time the principal amount into shares of Common Stock at a conversion price of $7.00 per share, subject to adjustment and other anti-dilution terms provided in the Indenture. Under these terms, (i) the number of shares to be issued upon conversion and the conversion price would be adjusted upon any subdivision or combination of our common stock or distribution of assets to shareholders, and (ii) broad-based weighted average anti-dilution protection would be applied to the number of shares to be issued upon conversion and the conversion price in the event that we complete a sale of common stock for a price less than the conversion price then in effect.

5.
Forced Conversion. At any time prior to maturity, we may have the option to convert the New Convertible Notes into Common Stock at a conversion price of $7.00 per share (subject to adjustment as provided in the Indenture) upon at least 20 trading days’ notice to the holders if certain conditions are met, including, without limitation, that the Common Stock trades above 200% of the conversion price (initially set at $7.00 per share) for 15 consecutive trading days with a specified minimum aggregate volume for such period.

We have the intention, and a reasonable basis to believe that we have the financial ability, to make all required payments (whether in cash or stock) under the New Convertible Notes and New Warrants. However our ability to make all required payments of principal in cash upon the maturity of the New Convertible Notes in January 2009 will likely depend upon our ability to obtain refinancing of the New Convertible Notes on or prior to maturity or otherwise obtaining new oradditional financing. As of the date of this prospectus we do not have any commitments to refinance the New Convertible Notes and do not have free cash to repay the New Convertible Notes upon maturity. However, based on our historical ability to raise debt and equity capital, preliminary discussions with potential investors and the anticipated growth in our business, we believe that we will have the ability to refinance the New Notes on or prior to their maturity.

The following table sets forth the dollar amount of each payment we have made or may be required to make in connection with the Exchange transaction to the selling stockholders under this prospectus, any affiliate of such selling stockholders, or any person with whom, to our knowledge, any such selling stockholder has a contractual relationship regarding the transactions contemplated under the Exchange Agreement.

Type of Payment	Amount ($)
1,432,000 shares of common stock (1)	13,604,000
Warrants to acquire 1,214,285 shares at exercise price of $7.00 per share (2)	3,035,713
$5,600,000 Senior Secured Convertible Note, convertible at $7.00 per share (3)	5,600,000
Interest payments through maturity or redemption (4)	1,344,000
Attorneys’ fees and expenses incurred by the investors (5)	46,228
Maximum possible liquidated damages payment (6)	500,000
Fundamental Change Repurchase Price, including Make-Whole Premium	(7)

(1)	Based on market value of $9.50 per share of common stock at January 23, 2007

(2)	Intrinsic value (discount) of warrants based on market value of $9.50 per share of common stock at January 23, 2007.

(3)	Valued at the greater of $5,600,000 or the implied conversion discount of $2,000,000.

(4)	We are obligated to pay to the selling stockholders interest on the principal amount of the notes at the rate of 12% per annum.

(5)	We agreed to pay all fees and expenses of the law firm retained by one of the selling stockholders in connection with the transaction.

(6)
 Under the Registration Rights Agreement, we are obligated to pay to the selling stockholders as liquidated damages one half of one percent per month (a) on the principal amount of the New Convertible Notes, (b) the number of shares issuable under the New Warrants multiplied by the exercise price, and (c) the value of the New Shares based on $7.00 per share for all or part of the first 30-day period that the registration statement is not timely filed or effective, increasing to one percent per month thereafter, up to a maximum of $500,000. Effective April 24, 2007, the selling stockholders executed a waiver to the Registration Rights Agreement, waiving their rights to have all but 1,432,000 shares of common stock registered under this registration statement and associated liquidated damage penalties.

(7)	Each holder of New Convertible Notes has the option to require the Company to repurchase its New Convertible Notes upon a Fundamental Change (defined in the New Indenture to include sale of the Company or a controlling interest in the Company, among other things) for a payment equal to outstanding principal and interest, any liquidated damages, plus a Make-Whole Premium. The Make-Whole Premium, which is payable in stock but may be paid in cash at the option of the Company, is calculated as the number of shares equal to the greater of (A) the outstanding principal amount of the notes plus any liquidated damages divided by the price per share paid in the Fundamental Change event, multiplied by a multiplier factor, and (B) the difference between (x) the price paid per share in the Fundamental Change event multiplied by the number of shares issuable if the holder converted the notes at the stated conversion price of $7.00 per share and (y) the outstanding principal amount plus any liquidated damages divided by the price paid per share in the Fundamental Change event. The “multiplier” to be used in clause (A) above is equal to (1) for the first twelve (12) months after the issuance of the notes, 0.2 and (2) from the first anniversary of issuance of the notes until maturity, 0.1.

The following table sets forth our net proceeds from the issuance of New Convertible Notes and New Warrants, and the total maximum possible payments to all selling stockholders under this prospectus and any of their affiliates in the first year following such issuance. In determining the maximum possible payments, in addition to first year interest payments the table assumes that we are obligated to pay the maximum amount of liquidated damages and that the New Convertible Notes are redeemed within 12 months from the date of issuance. The amount of the Make-Whole Premium, if any, upon such redemption cannot be calculated absent a specific Fundamental Change event, but upon such an event it would be determined based on the formula described in footnote (5) in the preceding table.

Amount ($)
Net proceeds to Company from issuance of New Convertible Notes and New Warrants (1)	1,180,287
Total possible payments in first year to all selling stockholders (2)	6,772,000

(1)
The Company issued the New Convertible Notes and New Warrants in the Exchange transaction on January 24, 2007. In that transaction, the Company issued the following securities, with a total value of $22,239,713:

•	1,432,000 shares, which had a market value upon issuance of $13,604,000 (based on a market value of $9.50 per share at January 23, 2007);

•	$5,600,000 Senior Secured Convertible Note, initially convertible at $7.00 per share (valued at the greater of $5,600,000 or the implied conversion discount of $2,000,000); and

•	Warrants to acquire 1,214,285 shares at an initial exercise price of $7.00 per share (valued at an implied exercise discount of $3,035,713).

In the Exchange transaction, the Company received the following benefits, with a total of $23,420,000 in net value:

•
$4,670,000 in net cash (the Company returned $45,000,000 of the $50,000,000 held in a restricted account and the cash balance of $5,000,000 became unrestricted, minus cash expenses of $330,000 related to the Exchange);

•	Cancelled the outstanding $50,000,000 CAP Notes, which were exchangeable for convertible notes that were convertible at $8.00 per share (an implied conversion discount of $9,375,000);

•	Cancelled the outstanding CAP Warrants exercisable for 6,250,000 shares of common stock at $8.00 per share (an implied exercise discount of $9,375,000).

(2)
Sum of all cash payments assuming a redemption occurs within 12 months, plus interest payments and maximum possible liquidated damages payments, but excluding a Make-Whole Premium, which cannot be determined absent a specific Fundamental Change event.

The following table sets forth (i) the gross proceeds received by us in connection with our issuance of the New Convertible Notes and New Warrants in the Exchange transaction, (ii) all payments that have been made or that may be required to be made by us through maturity (but excluding any possible Make-Whole Premium), (iii) our resulting net proceeds, (iv) the combined total possible profit to be realized as a result of any conversion discounts regarding the common stock underlying the New Convertible Notes and New Warrants and (v) the total possible payments paid or payable by us through maturity plus the total possible conversion or exercise discount regarding securities underlying the New Convertible Notes and New Warrants, divided by the net cash proceeds to the Company from the sale of New Convertible Notes and New Warrants.

Amount
Gross proceeds to the Company. (1)	$23,420,000

All payments that have been made or that may be required to be made by the Company through maturity, excluding any possible Make-Whole Premium (2)	$24,129,941

Net proceeds to the Company (gross proceeds less all possible payments through maturity).	$(709,941)

Total possible profit to be realized as a result of any conversion or exercise discounts regarding securities underlying the New Convertible Notes and New Warrants.	$5,694,285

(1)	Based on the benefits received by the Company (including cash and the value of securities) described in footnote 1 to the immediately preceding table.

(2)	Based on the value of all payments that have been or may be required to be made by the Company, as further described in the table above the immediately preceding table. Includes (a) the fair market value of shares issued, (b) the principal amount of the New Convertible Notes plus interest through maturity, (c) the intrinsic value of the New Warrants, (d) maximum possible liquidated damages payments and (e) attorneys’ fees and expenses reimbursed by the Company.

PIPE Financing

In August 2006, we completed a private placement (the “PIPE Financing”) of an aggregate of 1,000,000 Units at $7.00 per Unit, with each Unit consisting of one share of our Common Stock and a warrant to purchase one additional share of Common Stock at $7.00 per share, exercisable for five years after issuance (the “PIPE Warrants”). We conducted the PIPE Financing through two closings which occurred on August 11, 2006 and August 31, 2006. The aggregate gross proceeds from the PIPE Financing totaled $7,000,000, not including fees and expenses of the offering. The proceeds from the offering have been used to repay certain indebtedness (as described below) and will be used to provide working capital to the Company. Rodman & Renshaw, LLC and National Securities Corporation acted as placement agent for the financing. On October 12, 2006, we filed a registration statement on Form SB-2 to register for resale on Form SB-2 the shares of Common Stock issued in the PIPE Financing as well as the shares of Common Stock issuable upon exercise of the PIPE Warrants. The registration statement became effective on October 20, 2006.

CAP Financing — Notes and Warrants

On March 29, 2006, we (through our predecessor AFG) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Buyers”), pursuant to which the Buyers purchased from us on that date:

•
Senior Secured Nonconvertible Notes due 2011 (the “Nonconvertible Notes”) in an aggregate principal amount of $50,000,000 (the “CAP Financing”), exchangeable for Senior Secured Convertible Notes due 2011 (the “Convertible Notes”, and together with the Nonconvertible Notes, the “Notes” or the “CAP Notes”) or redeemable under certain circumstances, and which Convertible Notes were convertible into shares of our Common Stock (the “Conversion Shares”); and

•
Warrants (the “CAP Warrants”) to acquire in the aggregate up to 6,875,000 shares of our Common Stock (including warrants granted to the placement agent to acquire 625,000 shares of Common Stock) (the “CAP Warrant Shares”), exercisable from the earlier of six months after issuance or the Threshold Acquisition Date (as such term is defined in the Indenture) until March 29, 2011 at an exercise price equal to the lower of $8.00 or 125% of the per share price of our common stock to be sold in the PIPE Financing (125% of $7.00 per share).

In connection with the Exchange Agreement described above, on January 24, 2007 the Nonconvertible Notes were repaid, the Indenture was discharged and the CAP Warrants were cancelled. The following discussion describes the material terms of the CAP Financing, as in effect prior to such date:

The Nonconvertible Notes were issued to the Buyers pursuant to an Indenture dated as of March 29, 2006 (the “Indenture”) executed by us, as Issuer, and The Bank of New York, as Trustee (in such capacity, the “Trustee”). Under the terms of the Indenture and the Escrow Agreement dated as of March 29, 2006 (the “Escrow Agreement”) between us and the Trustee, ninety-five percent of the proceeds of the Nonconvertible Notes were paid into an interest-bearing account (the “Escrow Account”) maintained by the Escrow Agent for the benefit of the holders of the Nonconvertible Notes (the “Nonconvertible Holders”). On August 18, 2006, we deposited an additional $2,500,000 that we received in the PIPE Financing into the Escrow Account, making the aggregate funds in the Escrow Account equal to $50,000,000.

Of the $50,000,000 in proceeds from the CAP Financing, we accounted for and recorded $47,500,000 as restricted cash, and $2,500,000 of the proceeds was used as working capital for general corporate purposes. The restricted cash funds were not recorded as a cash or cash equivalent due to the terms and conditions of the CAP Financing. The restricted cash funds were under the administration of the Bank of New York as Trustee. The interest received on the funds received in the CAP Financing was recorded as interest income. We made quarterly interest payments through the Bank of New York to the note holders pursuant to the terms and condition of the CAP Financing until such time as the CAP Financing was terminated on January 24, 2007. We recorded debt issuance costs of $3,267,669 in connection with the CAP Warrants issued in the CAP Financing.

On March 29, 2006, we also entered into a Registration Rights Agreement with the Buyers, whereby we agreed to provide certain registration rights in respect of the Conversion Shares and the Warrant Shares.

The Convertible Notes were convertible into shares of our common stock in the event that we proposed to consummate an acquisition transaction that was approved by at least 75% of the Noteholders, in which case we would utilize the cash raised from the sale of the CAP Notes to fund the acquisition. While any Nonconvertible Notes were outstanding, we had the ability to propose a business combination transaction in which we would acquire by merger, securities purchase, asset purchase or otherwise, a majority of the assets or equity of another entity for a purchase price of at least $15,000,000, and each Nonconvertible Holders could vote to approve such transaction. Approval of a business combination transaction required the affirmative vote of holders of at least 75% of the principal amount of outstanding Nonconvertible Notes. The amount funded from the Escrow Account must be (i) at least 50% of the amount required for an approved business combination transaction (including purchase price, fees and expenses of the transaction and additional working capital requirements of the Company), unless the available amount from the Escrow Account at such time is less than 50% of the amount required, in which case such amount shall equal the available amount, and (ii) at least $15 million. A pro rata amount of the principal amount of the Nonconvertible Notes of each Nonconvertible Holder voting in favor of such business combination transaction will be exchanged for Convertible Notes, and an amount equal to the total principal amount of such exchanged Nonconvertible Notes will be released from the Escrow Account and used to consummate such business combination transaction.

The indebtedness evidenced by the Notes was senior secured indebtedness of the Company, and ranked superior to our other indebtedness. As security for our obligations under the Indenture, we executed (i) a Security Agreement dated as of March 29, 2006 (the “Security Agreement”), pursuant to which we granted a security interest in all our assets in favor of the Trustee, in its capacity as collateral agent for the Nonconvertible Holders and the holders of the Convertible Notes under the Indenture (in such capacity, the “Collateral Agent”), and (ii) a Pledge Agreement dated as of March 29, 2006, pursuant to which AFG Enterprises pledged its interest in us in favor of the Collateral Agent. We also executed a separate Guaranty dated as of March 29, 2006 in favor of the Collateral Agent (“Guaranty”).

The following were certain additional material terms of the Nonconvertible Notes:

1.	Interest Rate. Interest at a rate equal to the greater of 4.51% and the three month U.S. Treasury Rate.

2.
Redemption Right of the Holder. Upon the consummation of an approved business combination transaction, we had the right to automatically redeem a pro rata portion of Notes held by Buyers voting against the applicable transaction, and if a Buyer votes against all such transactions, the remaining outstanding amount of such Buyer’s Notes.

3.
Redemption at the Option of the Buyer. Subject to the terms and conditions of the Indenture, we would become obligated, at the option of the Buyer, (i) to redeem the Notes upon the request of such Buyer after the failure by us to achieve the numbers of software subscribers required the Indenture in any two consecutive fiscal quarters, (ii) to redeem the Notes upon the request of such Buyer at any time after the 18 month anniversary of the original issuance of the Nonconvertible Notes, (iii) in connection with the Buyer’s making an Additional Contribution (as defined in the Indenture), or (iv) if we did not raise at least $7,000,000 in additional capital pursuant to an equity offering within six months of the initial issuance of the Notes at the Optional Redemption Price (as defined in the Indenture).

4.
Repurchase at the Option of the Buyer Upon a Fundamental Change. Subject to the terms and conditions of the Indenture, we would become obligated, at the option of the Buyer, to repurchase such Buyer’s Notes if a Fundamental Change (as defined in the Indenture) occurs.

5.
Business Combination Transactions. The Company could seek approval to a Business Combination Proposal (as defined in the Indenture) by delivering a Business Combination Notice to the Nonconvertible Buyers between 20 and 60 trading days prior to the date of the vote on such proposed business combination. The affirmative vote of Nonconvertible Buyers holding at least 75% in aggregate Principal Amount of the outstanding Notes was required to approve such a proposal.

The following table sets forth certain information with respect to the CAP Financing:

Amount
Number of shares of common stock outstanding prior to the CAP Financing.	5,100,441

Number of shares of common stock outstanding prior to the CAP Financing held by persons other than the selling stockholders, affiliates of the Company, or affiliates of the selling stockholders;	1,108,502

Number of shares of common stock that were issued or issuable in connection with the CAP Financing.	12,500,000

Percentage of total shares of common stock issued or issuable in the CAP Financing (assuming full issuance), calculated by taking the number of shares issued or issuable and dividing by the number of shares issued and outstanding prior to the CAP Financing and held by persons other than the selling stockholders, affiliates of the Company, or affiliates of the selling stockholders.	1,128%

Market price per share of common stock immediately prior to the CAP Financing.	$(1)

Current market price per share of common stock (as of May 22, 2007).	$7.50

(1)	The Company was a shell compnay prior to the CAP Financing and did not actively trade.

Financing with Trident Growth Fund

On September 13, 2005, Trident Growth Fund, L.P. (“Trident”) loaned FPT Holdings $2,000,000, with interest accruing at 12% per annum. Interest is payable monthly and principal due on the earlier of September 30, 2006 or on consummation of a change in control transaction. The Note was originally convertible into shares of Common Stock based upon a fixed ratio. On or about November 25, 2005, FPT Holdings closed an additional $500,000 note with Trident on the same terms and conditions as the note issued in September 2005. The funds received pursuant to these Notes were used for working capital.

In connection with the acquisition of FPT Holdings by our predecessor AFG and the CAP Financing, on March 29, 2006, AFG entered into a Master Amendment with Trident, which amended the operative documents entered into by FPT Holdings and Trident in September and November 2005, and added AFG as a party to certain of these agreements. Under the Master Amendment, the Notes issued to Trident were amended to be convertible into our stock at a price of $6.40 per share, subject to the same anti-dilution adjustments applicable to the Notes issued in the CAP Financing. In addition, the Warrants issued to Trident were amended to be exercisable for our stock and to reflect an exercise price of $4.00 per share, and the amount of shares issuable under the Trident Warrants was changed to 390,625 shares of common stock. In addition, the financial covenants under the agreements with Trident were amended to match the financial covenants contained in the CAP Financing.
In addition, on March 29, 2006, AFG entered into an Intercreditor and Subordination Agreement with FPT Holdings and Trident (the “Subordination Agreement”), pursuant to which Trident agreed to subordinate its rights to those of the investors in the CAP Financing.

On August 18, 2006, we repaid $500,000 of principal on the Trident debt from proceeds received in the PIPE Financing.

The Trident loan was amended as of September 13, 2006, extending the maturity date to August 31, 2008 and providing for ratable monthly payments of principal plus accrued interest beginning September 30, 2006. As of March 31, 2007, $1,416,667 remained outstanding on the Trident loan.

Private Placement of Common Stock to Benchmark Equity Group

AFG was a party to a certain Credit Agreement between Acclaim Financial Group Venture II, LLC (“AFGV”) and AFG dated July 15, 2003 (the “Credit Agreement”), pursuant to which AFG was indebted to AFGV in the amount of approximately $313,421.44 (the “Claim”). On March 29, 2006, AFGV sold its rights to the Claim to Benchmark Equity Group, Inc. (“BMEG”), which agreed with AFG to cancel the Claim in full in exchange for 1,008,062 shares of common stock of AFG to be issued to BMEG or its designees, pursuant to an Exchange Agreement between AFG and BMEG (the “Exchange Agreement”). On March 29, 2006, we issued 1,008,062 shares of common stock to BMEG and its designees pursuant to the Exchange Agreement in full satisfaction of the Claim.

Financial Condition

At March 31, 2007, the Company had net assets of $5.1 million as compared to $2.3 million at March 31, 2006, respectively. Such increase was due principally to the Exchange Agreement executed on January 24, 2007, pursuant to which the Company issued new debt which resulted in a debt discount of $5.6 million. Over the course of the new note period, the discount will be recognized as interest expense and the indebtedness will accrete to become the amount of the obligation due of $5.6 million on the due date of the new note.  Accounts payable at March 31, 2007 were $201,000 as compared to $117,000 at March 31, 2006. Accrued liabilities were $1.7 million at March 31, 2007 compared to $2.1 million at March 31, 2006. Notes payable were $2.0 million at March 31, 2007 as compared to $52.4 million at March 31, 2006. The Company had working capital of $1.2 million at March 31, 2007 compared to a working capital deficit of $2.7 million at March 31, 2006.

Results of Operations

Comparison of Three Months Ended March 31, 2006 to Three Months Ended March 31, 2007

	Three Months Ended March 31
	2006		2007
	Amount	% of Revenues	Amount	% of Revenues

Revenues	$1,097,512		$1,472,888
Cost of revenues	420,196	38.3	553,974	37.6
Gross profit	677,316	61.7	918,914	62.4

Operating expenses:
Sales, general and administrative	865,411	78.9	1,478,715	100.4
Research and development	445,715	40.6	574,859	39.0
Restructuring	(20,787)	(1.9)	-	-
Total operating expenses	1,290,339	117.6	2,053,574	139.4
Loss from operations	(613,023)	(55.9)	(1,134,660)	(77.0)

Other income (expense), net:
Interest expense	(275,272)	(25.0)	(778,827)	(52.9)
Extinguishment of debt	-	-	(13,705,000)	(930.5)
Other income (expense)	(14,862)	(1.4)	67,658	4.6
Total other income (expense), net	(290,134)	(26.4)	(14,416,169)	(978.8)

Net loss from continuing operations	(903,157)	(82.3)	(15,550,829)	(1,055.8)
Loss from discontinued operations	(146,548)	(13.3)	-	-
Net loss	$(1,049,705)	(95.6)	$(15,550,829)	(1,055.8)

Revenues

Revenues for the three months ended March 31, 2007 were $1.5 million as compared to revenues of $1.1 million for the three months ended March 31, 2006, an increase of $375,000 or 34.2%. This increase in revenues resulted primarily from increased sales of OnDemand subscriptions.

Cost of Revenues

Cost of revenues consists of license costs, maintenance costs and service costs. Cost of revenues were $554,000 in the three months ended March 31, 2007 as compared to $420,000 for the three months ended March 31, 2006, an increase of $134,000 or 31.8%. This increase was due primarily to the increase in new subscriptions.

Operating Expenses

Operating expenses were $2.1 million in the three months ended March 31, 2007 as compared to $1.3 million for the three months ended March 31, 2006, an increase of $763,000 or 59.2%. This increase was primarily the result of an increase in sales, general and administrative expenses and other costs and expenses associated with the shift in business focus to OnDemand software. Sales, general and administrative expenses increased by $613,000 or 70.9% primarily as a result of salaries and other personnel-related costs for executive, financial, human resource, information services, and other administrative functions, as well as the amortization of legal and accounting costs associated with the Exchange Agreement transaction and certain consulting costs. Included in operating expenses for the quarter ended March 31, 2007 is $567,000 of non-cash expenses related to amortization and depreciation. The sales expense component increase was the result of adding a senior marketing executive along with a marketing support staff to pursue sales and marketing efforts associated with our OnDemand business strategy.

Other Income (Expense)

Other income (expense) was ($14.4 million) for the three months ended March 31, 2007 as compared to ($290,000) for the three months ended March 31, 2006, an increase of ($14.1 million) due primarily to debt extinguishment expense associated with the Exchange Agreement transaction executed on January 24, 2007. Pursuant to the Exchange Agreement, in addition to repaying $50,000,000 in debt, the Company issued new stock and warrants the cost of which after deducting previously recorded expenses was deemed for accounting purposes to be a debt extinguishment expense.  Included in the current period increase is this net $13.7 million non-cash debt extinguishment expense. Included in interest expense is $565,000 resulting from amortization of debt issuance costs associated with the Trident and CAP Financing loans.

Comparison of Nine Months Ended March 31, 2006 to Nine Months Ended March 31, 2007

	Nine Months Ended March 31
	2006		2007
	Amount	% of Revenues	Amount	% of Revenues

Revenues	$2,935,311		$3,645,614
Cost of revenues	1,391,888	47.4	1,584,421	43.5
Gross profit	1,543,423	52.6	2,061,193	56.5

Operating expenses:
Sales, general and administrative	1,815,042	61.8	4,527,492	124.2
Research and development	1,341,813	45.7	1,609,076	44.1
Restructuring	(16,170)	(.5)	(14,285)	(.4)
Settlement of claim	(1,712,500)	(58.3)	(147,500)	(4.1)
Total operating expenses	1,428,185	48.7	5,974,783	163.8

Income/(loss) from operations	115,238	3.9	(3,913,590)	(107.3)

Other income (expense), net:
Interest expense	(581,497)	(19.8)	(3,977,001)	(109.1)
Extinguishment of debt	-	-	(13,705,000)	(375.9)
Other income (expense)	(45,055)	(1.5)	1,273,376	34.9
Total other income (expense), net	(626,552)	(21.3)	(16,408,625)	(450.1)

Net income (loss) from continuing operations	(511,314)	(17.4)	(20,322,215)	(557.4)

Loss from discontinued operations	(763,252)	(26.0)	-	-

Net loss	(1,274,566)	(43.4)	(20,322,215)	(557.4)

For the nine month period ended March 31, 2007, the Company sustained a net loss from continuing operations of $20.3 million as compared to a net loss from continuing operations of $511,000 for the nine month period ended March 31, 2006.

Revenues

Revenues for the nine month period ended March 31, 2007 were $3.6 million as compared to revenues of $2.9 million for the nine month period ended March 31, 2006 or an increase of 24.2%. This increase in revenues resulted primarily from continuing increased sales of OnDemand subscriptions.

Cost of Revenues

Cost of revenues was $1.6 million in the nine month period ended March 31, 2007 as compared to $1.4 million in the prior year period, an increase of $193,000 or 13.8%. The increase was a result of additional costs associated with the incremental revenues over the period.

Operating Expenses

Operating expenses were $6.0 million for the March 31, 2007 nine month period as compared to $1.4 million for the nine month period ended March 31, 2006. This increase was primarily the result of an increase in sales, general and administrative expenses and other costs and expenses associated with the shift in business focus to OnDemand software, the addition of two senior management positions (Vice President of Operations and Vice President of Marketing), reduced by a legal settlement of $148,000 in the 2007 period as compared to a favorable settlement of a claim of $1.7 million which reduced expenses recorded in the 2006 period. Sales, general and administrative expenses increased by $2.7 million or 149.4%, primarily for salaries and other personnel-related costs for executive, financial, human resource, information services, and other administrative functions, as well as $770,000 of amortization of legal and accounting costs associated with the closing of the CAP Financing and the PIPE Financing and certain consulting costs. The sales component increase was the result of adding a senior marketing executive along with a marketing support staff to pursue sales and marketing efforts associated with our OnDemand business strategy.

Other Income (Expense)

Other income and expenses increased from $627,000 to $16.4 million from the March 31, 2006 period to the March 31, 2007 period, an increase of $15.8 million or 2,518.9% due to the increase in interest expense associated with the CAP Financing and the $13.7 million non-cash debt extinguishment of debt expense previously discussed. Included in interest expense is $2.4 million resulting from amortization of debt issuance costs associated with the Trident and CAP Financing loans.

  Comparison of fiscal periods ended June 30, 2005 (eight months) and June 30, 2006 (twelve months)

Revenues

We generate revenue from our new OnDemand subscription based software as well as legacy license and service revenue. The OnDemand product was launched in commercial form in August 2005. License revenue is generated from licensing the rights to use our packaged software products. Service revenue is generated from sales of maintenance, consulting and training services performed for customers that license our products.

In the fiscal periods ended June 30, 2005 and June 30, 2006, the following revenues were generated:

	Fiscal Period Ended	Fiscal Period Ended
	June 30, 2005	June 30, 2006
Revenues	$2,841,394	$3,761,594

The increase in revenues in the fiscal period ended June 30, 2006 is primarily attributable to the substantially longer period presented for fiscal period ended June 30, 2006. Additionally, we shifted our primary focus to developing the OnDemand component of our business.

Cost of Goods Sold

In the fiscal periods ended June 30, 2005 and June 30, 2006, the following costs of goods sold were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	June 30, 2005	June 30, 2006
Cost of Goods Sold	$1,269,357	$1,944,650

Total cost of goods sold increased $0.7 million, or 53.2%, to $1.9 million for the fiscal period ended June 30, 2006 from $1.3 million in the fiscal period ended June 30, 2005. Total cost of goods sold as a percentage of total revenues increased to 51.7% in the fiscal period ended June 30, 2006 from 44.7% in fiscal period ended June 30, 2005. The increase in cost of goods sold in 2006 is primarily attributable to the efforts required to launch our OnDemand product.

Operating Expenses and Other Items

  Sales, General and Administrative

In the fiscal periods ended June 30, 2005 and June 30, 2006, the following sales, general and administrative expenses were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	June 30, 2005	June 30, 2006
S, G & A	$1,343,750	$3,165,398

Sales expenses consist primarily of salaries, commissions and bonuses for sales and marketing personnel and promotional expenses. General and administrative expenses consist primarily of salaries and other personnel-related cost for executive, financial, human resource, information services, and other administrative functions, as well as legal and accounting costs. Sales, general and administrative expenses increased $1,821,648 or 135.6% in the fiscal period ended June 30, 2006. Due in part to the difference in the length of periods presented, sales and general and administrative expenses as a percentage of total revenue increased to 84.2% the fiscal period ended June 30, 2006 from 47.3% for the fiscal period ended June 30, 2005. Sales, general and administrative expenses increased in absolute dollars and as a percentage of total revenue primarily due to increased spending in accounting, banking and legal fees associated with the financing and merger transactions described above. Additionally, we hired senior management personnel: one in Sales and Marketing and one in Operations as part of our strategic plan to advance our OnDemand business.

  Research and Development Expenses

In the fiscal periods ended June 30, 2005 and June 30, 2006, the following research and development expenses were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	June 30, 2005	June 30, 2006
Research and Development	$1,118,141	$1,835,176

    Research and development expenses consist primarily of salaries and personnel-related costs and the costs of contractors associated with the development of new products, the enhancement of existing products, and the performance of quality assurance and documentation activities. Research and development expenses increased $0.7 million, or 64.1% for the fiscal period ended June 30, 2006. Research and development expenses as a percentage of total revenue increased to 48.8% in the fiscal period ended June 30, 2006 from 39.4% in fiscal period ended June 30, 2005. These expenses increased in absolute dollars as a result of our development efforts associated with the OnDemand component of the business as well as the comparable longer period.
  Restructuring and other Special Charges Expense

In the fiscal periods ended June 30, 2005 and June 30, 2006, the following restructuring charges were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	June 30, 2005	June 30, 2006
Restructuring Charges	$176,578	$(16,170)

During the fiscal period ended October 31, 2003 and continuing into fiscal year 2005, Firepond undertook plans to restructure its operations as a result of a prolonged slowdown of global information technology spending, specifically within the enterprise software marketplace. Firepond reduced its headcount and facilities as well as wrote-off excess equipment and terminated and restructured certain contractual relationships. During the fiscal period ended June 30, 2005 we had substantially completed our restructuring efforts. The restructuring and other special charges for the fiscal periods ended June 30, 2005 and 2006 totaled $176,578 and $(16,170) respectively. The majority of these costs in fiscal period end June 30, 2005 were excess contractual commitments and termination fees related to legal fees and consulting fees for the acquisition of Firepond by Jaguar Technology Holdings LLC. The credit in 2006 arose from the settlement of a lease obligation. As of the date of this filing, we believe restructuring efforts are ended.

  Settlement of Claim

In the fiscal periods ended June 30, 2005 and June 30, 2006, settlements of claims were incurred as follows:
	Fiscal Period Ended	Fiscal Period Ended
	June, 2005	June 30, 2006
Settlement of Claim	$(646,863)	$(1,712,500)

On April 8, 2004, Firepond entered in an agreement with General Motors Corporation settling all matters between the companies arising under prior management for the sum of $7 million. Firepond executed a note payable to GM as part of the settlement. On September 13, 2005, Firepond, FPT Holdings and General Motors entered into a letter agreement whereby General Motors accepted $1,250,000 in cash from FPT Holdings, received a $250,000 unsecured note from FPT Holdings, cancelled the $3,500,000 note due from Firepond and released its security interest in Firepond assets. The settlement of claim at June 30, 2005 represents non-cash principal reduction of $450,000 and a non-cash principal reduction of $1,500,000 at June 30, 2006 plus the interest forgone by General Motors.

  Other Income (Expense) Net

In the fiscal periods ended June 30, 2005 and June 30, 2006, the following other income and expenses were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	June 3, 2005	June 3, 2006
Interest Income	$0	$522,045
Interest Expense	$(128,333)	$(3,068,063)
Other income and (expenses)	$28,209	$(18,951)

Other income (expense), net primarily consists of interest income, interest expense, bank fees, certain state and local taxes and foreign currency transaction gains/losses. As a result of the CAP Financing in March 2006 previously discussed, we have restricted cash of $47,500,000 which resulted in interest income for the period ended June 30, 2006 as compared to none in the previous period.

 During the fiscal period ended June 30, 2006, we recorded interest expense of $3,068,063. Included in that amount is amortization of debt issuance costs related to the CAP financing which amounted to $1,633,835 which is classified as interest expense. The interest expense net of the amortization of $1,434,228 is attributable to the note obligations to GM, Trident and the CAP Notes. The amount of interest in the fiscal period ended June 30, 2006 increased substantially from the prior period as the period for computing interest is longer and the principal obligations were significantly higher as a result of the Trident and CAP financings and amortization of CAP Financing related debt issuance expenses.

  Income (Loss) from Continuing Operations:

The above resulted in a loss from continuing operations of $519,693 for the eight months ended June 30, 2005 and a loss of $4,019,929 for the fiscal period ended June 30, 2006.

  Income (Loss) from Discontinued Operations:

In the fiscal periods ended June 30, 2005 and June 30, 2006, the following Income (loss) from discontinued operations was recorded:

	Fiscal Period Ended	Fiscal Period Ended
	June 30, 2005	June 30, 2006
Income (Loss) Discontinued	$0	$(763,252)

The loss in fiscal year 2006 was a result of the liquidation and write-off of all remaining foreign operations as part of our restructuring efforts begun in 2003.

  Gain on Disposal of Discontinued Operations

In the fiscal periods ended June 30, 2005 and June 30, 2006, the following gain on disposal of discontinued operations was recorded:

	Fiscal Period Ended	Fiscal Period Ended
	June 30, 2005	June 30, 2006
Gain on Disposal of Discontinued Ops	$2,560,885	$0

In August 2003 Firepond decided to terminate operations of all foreign subsidiaries. During the fiscal period ended June 30, 2005, Firepond recorded the elimination of the liabilities associated with its foreign discontinued operations except for Germany and Switzerland which at the time were still in the process of liquidation. This elimination resulted in Firepond recording approximately $2.6 million in income on disposal of discontinued operations during the fiscal period ended June 30, 2005 and as compared to the loss in fiscal period ended June 30, 2006.

  Comparison of fiscal periods ended October 31, 2004 (eleven months) and June 30, 2005 (eight months)

In reviewing the financial statements for the fiscal periods ended October 31, 2004 and June 30, 2005, the following factors bear on the reported results:

(1) On September 13, 2005, FPT Holdings acquired all of the operating assets, certain liabilities, and all of the employees of Firepond as part of a restructuring and new financing transaction. While this transaction created a new legal entity going forward, for accounting purposes, the two companies are treated as one.

(2) At the time of the acquisition, Firepond had an October 31 fiscal year end while FPT Holdings had a June 30 fiscal year end. Thus, the audited statements for the fiscal period ended June 30, 2005 are for only an eight month period.

(3) The audited statements for fiscal period ended October 31, 2004 are for only an eleven month period. While Firepond did not change its fiscal year during this reporting period, Firepond was acquired by Jaguar Technology Holdings, LLC in December 2003. This acquisition required application of purchase accounting rules, treating Firepond after the acquisition as a new company for accounting purposes. Firepond’s results of operations for the twelve month period ended October 31, 2004 are reported in Footnote 1 of those audited financial statements.

(4) Throughout the periods presented, Firepond was undergoing extensive restructuring due to the down turn in technology spending and the acquisition of Firepond by Jaguar Technology Holdings, LLC.

Revenues

In the fiscal periods ended October 31, 2004 and June 30, 2005, the following revenues were generated:

	Fiscal Period Ended	Fiscal Period Ended
	October 31, 2004	June 30, 2005
Revenues	$8,950,055	$2,841,394

The decrease in revenues in the fiscal period ended June 30, 2005 is primarily attributable to the substantially shorter period presented and to the renewal of a license with a legacy client at the end of the fiscal period ended October 31, 2004. This renewal changed a periodic license to a permanent license and made up 34.6% of revenues in the period.

Cost of Goods Sold

In the fiscal period ended October 31, 2004 and June 30, 2005, the following costs of goods sold were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	October 31, 2004	June 30, 2005
Cost of Goods Sold	$2,087,776	$1,269,357

Total cost of goods sold decreased $0.8 million, or 39.2%, to $1.3 million for the fiscal period ended June 30, 2005 from $2.1 million in fiscal period ended October 31, 2004. Total cost of goods sold as a percentage of total revenues increased to 44.7% in the fiscal period ended June 30, 2005 from 23.3% in fiscal period ended October 31, 2004. This decrease is primarily attributable to the substantially shorter period presented, offset in part by the cost of our launch of our OnDemand product along with a large license sale that was recorded in October 2004. This latter factor is reflected in the increase in the cost of goods sold as a percentage of total revenues in the fiscal period ended June 30, 2005.

Operating Expenses and Other Items

  Sales, General and Administrative

In the fiscal periods ended October 31, 2004 and June 30, 2005, the following sales, general and administrative expenses were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	October 31, 2004	June 30, 2005
S, G & A	$1,330,110	$1,343,750

Sales expenses consist primarily of salaries, commissions and bonuses for sales and marketing personnel and promotional expenses. General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, financial, human resource, information services, and other administrative functions, as well as legal and accounting costs. Sales, general and administrative expenses increased $13,640, or 1.0% in the fiscal period ended June 30, 2005. Sales, general and administrative expenses as a percentage of total revenue increased to 47.3% for the fiscal period ended June 30, 2005 from 14.9% for the fiscal period ended October 31, 2004. Sales and general and administrative expenses increased in absolute dollars and as a percentage of total revenue primarily due to a large decrease in 2004 in the allowance for doubtful accounts, and in 2005 a reduction in accounting fees and decrease in sales.

Research and Development Expenses

In the fiscal periods ended October 31, 2004 and June 30, 2005, the following research and development expenses were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	October 31, 2004	June 30, 2005
Research and Development	$1,953,895	$1,118,141

Research and development expenses consist primarily of salaries and personnel-related costs and the costs of contractors associated with the development of new products, the enhancement of existing products, and the performance of quality assurance and documentation activities. Research and development expenses decreased $0.8 million, or 42.8% for the fiscal period ended June 30, 2005. Research and development expenses as a percentage of total revenue increased to 39.4% in the fiscal period ended June 30, 2005 from 21.8% in fiscal period ended October 31, 2004. These expenses decreased in absolute dollars as a result of our restructuring efforts, including the reduction in headcount and decreased utilization of engineering and product development contractors as well as the comparable shorter period. Research and development expenses increased as a percentage of total revenue primarily due to a combination of decreased revenue for the shortened period and research and development expenses not decreasing proportionally.

  Restructuring and other Special Charges Expense

In the fiscal periods ended October 31, 2004 and June 30, 2005, the following restructuring charges were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	October 31, 2004	June 30, 2005
Restructuring Charges	$3,447,293	$176,578

During the fiscal period ended October 31, 2003 and continuing into fiscal year 2005, Firepond undertook plans to restructure its operations as a result of a prolonged slowdown of global information technology spending, specifically within the enterprise software marketplace. Firepond reduced its headcount and facilities as well as wrote-off excess equipment and terminated and restructured certain contractual relationships. During the fiscal periods ended October 31, 2004 and June 30, 2005 Firepond terminated several employees. The restructuring and other special charges for the fiscal periods ended October 31, 2004 and June 30, 2005 totaled $3,447,293 and $176,578, respectively. The majority of these costs in fiscal period ended October 31, 2004 were excess contractual commitments and termination fees related to legal fees and consulting fees for the Jaguar Technology Holdings acquisition of Firepond. As of the date of this filing, we believe restructuring efforts are ended.

  Settlement of Claim

In the fiscal periods ended October 31, 2004 and June 30, 2005, a settlement of claim was incurred as follows:

	Fiscal Period Ended	Fiscal Period Ended
	October 31, 2004	June 30, 2005
Settlement of Claim	$0	$(646,863)

On April 8, 2004 Firepond entered in an agreement with General Motors Corporation settling all matters between the companies arising under prior management for the sum of $7 million. Firepond executed a note payable to GM as part of the settlement. On September 13, 2005, Firepond, FPT Holdings and General Motors entered into a letter agreement whereby General Motors accepted $1,250,000 in cash from FPT Holdings, received a $250,000 unsecured note from FPT Holdings, cancelled the note due from Firepond and released its security interest in Firepond assets. The settlement of claim at June 30, 2005 represents a non-cash principal reduction of $450,000 and the interest forgone by General Motors.

  Other Income (Expense) Net

  In the fiscal periods ended October 31, 2004 and June 30, 2005 the following other income (expense), net were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	October 31, 2004	June 30, 2005
Other Income (Expense), Net	$(82,179)	$(100,124)

Other income (expense), net primarily consists of interest expense, bank fees, certain state and local taxes and foreign currency transaction gains/losses. Other income (expense), net increased $0.02 million in the fiscal period ended June 30, 2005 from the fiscal period ended October 31, 2004. Other Income (Expense), Net in the fiscal period ended June 30, 2005 was due to a decrease in Firepond’s D&O insurance. Other Income in fiscal period ended October 31, 2004 included accrued interest of approximately $17,000 on a loan receivable which interest was subsequently written off, offset by a charge resulting from the impairment of a legacy software system.

Interest expense in the fiscal period ended October 31, 2004 and June 30, 2005 is accrued interest on the note payable to General Motors Corporation. The amount in the fiscal period ended June 30, 2005 decreased from the comparable period as the period for computing interest is shorter and the principal amount of the obligation was lower.

  Income (Loss) from Continuing Operations:

The above resulted in an income from continuing operations of $48,802 in the fiscal period ended October 31, 2004 and a loss from continuing operations of $519,693 for the eight months ended June 30, 2005.

  Income (Loss) from Discontinued Operations:

In the fiscal periods ended October 31, 2004 and June 30, 2005, the following Income (loss) from discontinued operations was incurred:

	Fiscal Period Ended	Fiscal Period Ended
	October 31, 2004	June 30, 2005
Income (Loss) Discontinued	$(118,005)	$0

  Gain on Disposal of Discontinued Operations

In the fiscal periods ended October 31, 2004 and June 30, 2005, following gain on disposal of discontinued operations were incurred:

	Fiscal Period Ended	Fiscal Period Ended
	October 31, 2004	June 30, 2005
Gain on Disposal of Discontinued Ops	$0	$2,560,885

In August 2003 Firepond decided to terminate operations of all foreign subsidiaries. During the fiscal period ended June 30, 2005, Firepond recorded the elimination of the liabilities associated with its foreign discontinued operations except for Germany and Switzerland which at the time were still in the process of liquidation. This elimination resulted in Firepond recording approximately $2.6 million in income gain on disposal of discontinued operations.

 Liquidity and Capital Resources

At March 31, 2007, the Company had cash and cash equivalents of $2.5 million and working capital of $1.2 million as compared with cash and cash equivalents of $2.4 million and a working capital deficit of $2.7 million at March 31, 2006. Restricted cash totaled $1.3 million as of March 31, 2007 as compared to $47.5 million at March 31, 2006, a decrease of $46.2 million resulting from the Exchange Agreement transaction as previously discussed.

Cash Used in Operating Activities

Cash used in operating activities for the nine month period ended March 31, 2007 was $3.9 million as compared to $271,000 for the nine month period ended March 31, 2006. The cash used in operating activities for the nine months ended March 31, 2007 period was primarily attributable to a net loss of $20.3 million offset by non-cash charges of $13.7 million related to the extinguishment of debt, and depreciation and amortization expense of $3.2 million. The cash used in operating activities for the nine months ended March 31, 2006 period of $271,000 was primarily attributable to a net loss of $1.3 million adjusted for non-cash settlement claims of $1.7 million and offset by non-cash charges for depreciation and amortization expense of $551,000 and a loss from discontinued operations of $670,000.

Cash used in operating activities in both periods was further impacted by changes in elements of working capital.

Cash Provided by (Used In) Investing Activities

For the nine month period ended March 31, 2007, the Company generated $46.2 million from investing activities. This arose principally as a result of liquidating $50.0 million in restricted cash pursuant to the terms of the Exchange Agreement, liquidating certain other assets and purchasing certain property and equipment resulting in a net source of cash of $16,000, the investing of $2.5 million in restricted cash pursuant to the terms of the CAP Financing, and the investing of a net of $1.3 million in restricted cash pursuant to the terms of the Exchange Agreement to cover approximately 24 month of interest payments. For the nine month period ended March 31, 2006, the cash used in investing activities was a result of investing $47.5 million in restricted cash pursuant to the terms of the CAP Financing and the liquidating of certain other assets and the purchase of certain property and equipment resulting in a net source of $5,000.

Cash Provided by (Used In) Financing Activities

For the nine months ended March 31, 2007, the Company used $40.7 million in cash from financing activities comprised of net proceeds from the sale of stock of $6.0 million, the issuance of new convertible debt of $5.0 million, less debt issuance costs of $538,000, less payment of $50.0 million under the terms of the Exchange Agreement and $1.2 million in other debt payments. For the nine months ended March 31, 2006, the Company generated $50.1 million in cash from the proceeds from the CAP Financing of $50.0 million and from the Trident loans of $2.5 million, less debt issuance costs of $1.1 million and repayments of debt of $1.2 million.

Summary

The Company continues to incur losses from operations. Challenges associated with our strategic transition from an enterprise based software delivery model to one based on an OnDemand subscription model have proven difficult. While the number of OnDemand subscribers has met our initial expectations and continues to grow, the rate and pattern of subscription payments has resulted in less cash being generated than originally forecast. As a result, we continue to believe that based upon current cash balances and forecasts of probable cash flows from future operations, the Company will likely require additional working capital in order to continue as a going concern for the next twelve months. In order to address this issue, we are endeavoring to reduce costs, increase OnDemand revenues and secure additional sources of debt and equity financing. However, there can be no assurance that such reductions in costs will be achievable, that increases in revenues will be realized or that additional sources of equity and debt financing will be available in a timeframe sufficient to enable the Company to continue its operations in the normal course.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

In December 2001, the SEC requested that all registrants list their most “critical accounting policies” in the Management’s Discussion & Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of our financial condition and results and requires our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition:

  Revenue Recognition

  Enterprise Software Revenue Recognition

Enterprise software revenue or license revenue is generated from licensing the rights to the use of our packaged software products. We recognize enterprise software revenue based on the provisions of the American Institute of Certified Pubic Accountants (AICPA) Statement of Position, No. 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended, and Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).

We generate enterprise software revenue from licenses and services. License revenue is generated from licensing the rights to the use of our packaged software products. Service revenue is generated from sales of maintenance, consulting and training services performed for customers that license our packaged software products.

We have concluded that generally, where we are responsible for implementation services for the SalesPerformer product suite and their components, the implementation services are essential to the customer’s use of the products. In such arrangements, we recognize revenue following the percentage-of-completion method over the implementation period. Percentage of completion is computed on the basis of the number of implementation hours incurred to date compared to estimated total implementation hours. This method is used because management has determined that past experience has evidenced expended hours to be the best measure of progress with respect to these types of arrangements. In those instances where the estimate of total contract revenue and total contract cost indicate that a loss will be realized with respect to a particular arrangement, a provision for the entire loss on the contract is recorded in the period of determination.

In situations where we are not responsible for implementation services for the SalesPerformer product suite, we recognize revenue on delivery of the packaged software provided (i) there is persuasive evidence of an arrangement, (ii) collection is probable and (iii) the fee is fixed or determinable. In situations where we are not responsible for implementation services for the SalesPerformer product suite, but are obligated to provide unspecified additional software products in the future, we recognize revenue as a subscription over the term of the commitment period.

For product sales that are recognized on delivery, we will execute contracts that govern the terms and conditions of each software license, as well as maintenance arrangements and other services arrangements. If an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

Revenue under multiple element arrangements (which may include several different software products and services sold together) is allocated to each element based on the residual method in accordance with Statement of Position, No. 98-9, “Software Revenue Recognition with Respect to Certain Arrangements” (“SOP 98-9”). We use the residual method when vendor-specific objective evidence of fair value does not exist for one of the delivered elements in the arrangement. Under the residual method, the fair value of the undelivered elements is deferred and subsequently recognized. We have established sufficient vendor-specific objective evidence for professional services, training and maintenance and support services based on the price charged when these elements are sold separately. Accordingly, packaged software license revenue is recognized under the residual method in arrangements in which software is licensed with professional services, training, and maintenance and support services.

Revenue from maintenance services is recognized ratably over the term of the contract, typically one year. Consulting revenue is primarily related to implementation services performed on a time-and-materials basis under separate service arrangements. Revenue from consulting and training services is recognized as services are performed.

  OnDemand Hosted License Revenue

Firepond OnDemand is an application that enables a company’s sales force and supporting organizations to configure complex products, and accurately price those products. For Firepond OnDemand contracts, the Company does not actually deliver a software product to a customer for installation on the customer’s in-house systems but rather makes the software available to the customer through a Company hosting arrangement. In this case we install and run the software application either on its own or a third-party’s server giving customers access to the application via the Internet or a dedicated line. Accordingly, we evaluate our revenue recognition in consideration of SOP 97-2 or whether such activity falls outside of such guidance.

An Emerging Issues Task Force was tasked with assessing the applicability of SOP 97-2 to such hosting arrangements and considering how a vendor’s hosting obligation would impact revenue recognition. This discussion resulted in the issuance of Emerging Issues Task Force 00-03, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware” (“EITF 00-03”). Under EITF 00-03, the Task Force reached a consensus that a hosting arrangement is within the scope of SOP 97-2 if:

•	the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty; and

•	it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty.

This allows us the ability to recognize that portion of the fee attributable to the license on delivery, while that portion of the fee related to the hosting element would be recognized ratably as the service is provided, assuming all other revenue recognition criteria have been met. If a hosting arrangement fails to meet the requirements of EITF 00-03 then the arrangement is not considered to have a software element and therefore is outside of the scope of SOP 97-2. The hosting arrangement, which would follow a services accounting model, would then likely be accounted for in accordance with the guidance contained in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). SAB 101 contains the same four basic criteria for revenue recognition as SOP 97-2:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The vendor’s price to the buyer is fixed or determinable; and

•	Collectibility is reasonably assured.

Once these conditions have been met, revenue can be recognized. SAB 101 was amended by Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 (“Revenue Recognition, corrected copy” (“SAB 104”), which codified current and existing revenue recognition issues. In consideration of the above criteria, in general terms, revenue from product-related hosted solution is recognized ratably over the term of the contract after payment has been received. Hosted solution includes unspecified upgrades, end user support up to two primary contacts and hosted server support.

We have recorded deferred revenue on amounts billed or collected by us before satisfying the above revenue recognition criteria. Deferred revenue at June 30, 2005 and 2006 consisted of the following:

	Period Ended June 30, 2005	Period Ended June 30, 2006
On Demand revenue	$0	$440,647
Product license and related services	80,337	76,636
Product-related maintenance	1,107,950	1,092,374
Total	$1,188,287	$1,609,657

Deferred revenue at December 31, 2005 and 2006 consisted of the following:

	Period Ended December 31, 2005	Period Ended December 31, 2006
On Demand	$91,195	$1,058,719
Enterprise maintenance	1,371,581	861,485
Total	$1,462,776	$1,920,204

Cost of Revenue

Cost of licenses includes royalties, media, product packaging, documentation, and other production costs. Cost of product-related services and maintenance and cost of custom development services revenue consist primarily of salaries, related costs for development, consulting, training and customer support personnel, including cost of services provided by third-party consultants engaged by us.

  Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Computer equipment and software	2 to 5 years
Furniture and fixtures	5 years
Leasehold improvements	5 years

The cost of assets retired or disposed of and the accumulated depreciation thereon is removed from the accounts with any gain or loss realized upon sale or disposal credited or charged to operations, respectively.

  Goodwill

Prior to the January 1, 2002 implementation of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142”), goodwill was amortized on a straight-line basis over 5-20 years. Since that date, goodwill has been subject to periodic impairment tests in accordance with SFAS 142.

We identify and record impairment losses on long-lived assets, including goodwill that is not identified with an impaired asset, when events and circumstances indicate that an asset might be impaired. Events and circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, a change in the operating model or strategy and competitive forces.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flow attributable to the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets.

  Computer Software Development Costs and Research and Development Expenses

We incur software development costs associated with its licensed products as well as new products. Since June 1997, we determined that technological feasibility occurs upon the successful development of a working model, which happens late in the development cycle and close to general release of the products. Because the development costs incurred between the time technological feasibility is established and general release of the product are not material, we expense these costs as incurred.

  Changes in Fiscal Year End

On March 29, 2006, our predecessor, AFG Enterprises USA, Inc., changed from a December 31 to a June 30 fiscal year end due to its acquisition of FP Technology Holdings, Inc. on that date. The change was made to (1) reflect our business cycles, (2) conform AFG’s fiscal year to FPT Holding’s fiscal year end of June 30, and (3) permit engagement of independent public accountants that may not be possible had a December 31 fiscal year end been maintained.

Prior to September 13, 2005, our business was conducted by Firepond, Inc., which maintained a fiscal year end of October 31. In connection with the transaction on September 13, 2005, by which FPT Holdings acquired all of the operating assets, certain liabilities, and all of the employees of Firepond as part of a restructuring and new financing transaction, our fiscal year end became June 30, the fiscal year end of FPT Holdings.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 153, “Exchanges of Nonmonetary Assets,” (“SFAS No. 153”) an amendment to Accounting Principles Board (“APB”) Opinion No. 29 (“Opinion No. 29”), “Accounting for Nonmonetary Transactions”. Statement No. 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. The adoption of SFAS No. 153 did not have a material impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 replaces APB Opinion (“APB”) No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 will apply to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS No. 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 carries forward without change the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate, and also the guidance in APB No. 20 requiring justification of a change in accounting principle on the basis of preferability. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS No. 154 was issued. We presently do not believe that the adoption of the provisions of SFAS No. 154 will have a material affect on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share Based Payment,” (“SFAS No. 123R”) which eliminates the use of APB Opinion No. 25 and will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the reward (the requisite service period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of director/employee share options, share grants and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. SFAS No. 123R must be applied to all shares and options granted or modified after its effective date and also to recognize the cost associated with the portion of any share or option awards made before its effective date for which the associated service has not been rendered as of its effective date.

On April 14, 2005, the U.S. Securities and Exchange Commission announced that the effective date of SFAS No. 123R is deferred for calendar year companies until the beginning of 2006. On January 1, 2006, we elected to adopt SFAS No. 123(R) early.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN No. 47”). FIN No. 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal periods ending after December 15, 2005 (December 31, 2005 for calendar-year companies). Retrospective application of interim financial information is permitted but is not required. Management does not expect adoption of FIN No. 47 to have a material impact on our financial statements.

    SFAS 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). This Statement shall be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Management does not expect adoption of SFAS No. 155 to have a material impact on our financial statements.

SFAS 157, “Fair Value Measurements”, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. Management has not evaluated the impact of this statement.

In June 2005, the EITF reached a consensus on Issue No. 05-6 (“EITF No. 05-6”), “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination.” EITF No. 05-6 clarifies that the amortization period for leasehold improvements acquired in a business combination or placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes the required lease periods and renewals that are reasonably assured of exercise at the time of the acquisition. EITF No. 05-6 is to be applied prospectively to leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF No. 05-6 did not have a material impact on our consolidated financial statements.

SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We do not maintain a defined benefit pension plan and offer no other post retirement benefits.

FIN No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (Issued 6/06).” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Management does not expect adoption of FIN No. 48 to have a material impact on our financial statements.

  Quantitative and Qualitative Disclosures about Market Risk

We develop products in the United States and sell them in the United States and Europe as well as Japan through a channel partner. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our sales are currently priced in U.S. dollars and are translated to local currency amounts, a strengthening of the dollar could make our products less competitive in foreign markets. Interest income and expense are sensitive to changes in the general level of U.S. interest rates, particularly since our investments are in short-term instruments. Based on the nature of our investments, however, we have concluded that there is no material market risk exposure to us. We have no off-balance sheet arrangements.

  BUSINESS

  Summary

We are a leading provider of CPQ™, or “Configure, Price, Quote”, on-demand, multi-tenant software that automates and simplifies product pricing and configuration for companies and helps these enterprises improve order accuracy and reduce their total cost of sales. Our predecessor, Firepond, Inc. (“Firepond”), was founded in 1983. Our suite of products help companies configure, price and quote complex products during the sales process, such as machinery, high technology products or insurance services. Our sales solutions help companies optimize their sales processes, whether their need is to solve complex product or pricing configuration, create product catalogs or provide an interactive selling system, and dramatically improves response time. Our current customers include companies such as G.E. Tip Trailer, Freightliner, Bell Helicopter, Redback Networks, Renault, Sikorsky Helicopter, Cummins Power Generation, Deere & Company, Horizon Blue Cross Blue Shield, Siemens Building Technologies, Steelcase International and Case New Holland.

We market our products under the Firepond brand name:

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Firepond OnDemand is a web-based application that enables a company’s sales force and supporting organizations to configure complex products, and accurately price those products. Firepond OnDemand is offered to customers independently or as an integrated service within the Salesforce.com product called Firepond OnDemand for Salesforce.com™.

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The Interactive Configurator Suite is a set of data maintenance tools, shared libraries and application program interfaces (APIs) that supply data normalization and configuration capabilities to an application. Firepond OnDemand is built on the Interactive Configurator Suite (ICS) technology platform.

We have offered our OnDemand application service since August 2005. We execute our sales and marketing strategy through direct and indirect channels, and currently have sales relationships with several system integrators and resellers. The recent increase in interest in CPQ™ applications, combined with the acceptance of the on-demand business model, have opened new opportunities for us in the form of partnerships with Salesforce.com and other enterprise applications providers, which we are actively pursuing.

We believe that our software allows customers to reduce their total cost of sales and service. Our software solutions provide a number of key benefits, including:

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Lowering Total Cost of Sales: Selling complex products typically requires the participation of many different parts of an organization without distracting from their primary roles including sales, engineering, manufacturing, finance, legal, and marketing. Our solution empowers sales representatives with relevant and timely information from each department, such as design specifications from engineering, production constraints from manufacturing, discount authorization from finance, terms and conditions from legal, and product collateral from marketing.

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Reducing Order Errors: Using configuration technology, complex product recommendations are more likely to result in delivery of the right products to handle the right application. By reducing the complexity of the sales process and eliminating the potential for “human” error, our CPQ™ solution assists companies in ensuring that customers are asked the proper questions to reach a correct recommendation/configuration. In addition, the rules within our configuration engine verify that products requested by salespeople, channel partners or customers can be manufactured and delivered, before an order is placed. In addition, quotation errors can be reduced when sales representatives are armed with correctly configured pricing information, authorized discounts, appropriate currency conversion rates and necessary tax considerations.

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Accelerating Sales Cycles: By applying an intelligent and logical process flow from the time a lead is received to the moment a valid order is placed, our solutions are designed to optimize the sales process and increase the speed at which a sale can be executed. Quick turnaround in product recommendations, pricing, proposals and financing allows sales representatives to manage more simultaneous opportunities and close them faster. Eliminating the time necessary to contact the factory or engineering resources significantly reduces the time it takes for a customer to reach a “buy” decision. Customer satisfaction, in turn, increases as their questions and hesitations are promptly addressed. Further, our CPQ™ solution helps manufacturers distribute new product and pricing information in real-time. This high degree of responsiveness helps foster a strong and lasting customer-supplier relationship that we believe is a distinct competitive advantage for us.

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Unifying the Sales Process: Many large companies today deliver their products to market through multiple sales channels, including a field sales force, channel distribution partners, and even via the Web. Our CPQ™ solution ensures consistency of product and pricing information across multiple channels, enhancing a company’s channel management capabilities and protecting its brand reputation. For example, a customer-facing Web interface provides a self-service solution for selling to current customers via the Web, or can be used to generate desired configurations that can be directed to channel partners. This allows repeat customers to obtain the products they need without pulling sales’ attention from new relationships. The same experience can be presented to the customer directly using our CPQ™ solution deployed in a mobile environment on a laptop, for example, during a sales person’s visit to a prospect. Or, a customer can again receive the same experience when visiting a dealership and interacting with a salesperson connected to our system over an intranet.

Our principal place of business is located at 181 Wells Avenue, Newton, Massachusetts 02459. Our common stock, par value $0.001 per share (“common stock”), trades on the Over-the-Counter Bulletin Board under the symbol “FPTI.OB.”

  Corporate History

We were incorporated in Delaware in August 2005 as FP Technology Holdings, Inc. In September 2005, we acquired all of the operating assets, certain liabilities and all of the employees of Firepond, a technology company which was founded in 1983.

In March 2006, we became a wholly-owned subsidiary of AFG Enterprises USA, Inc., a public shell company. In June 2006, AFG merged into us, and we were the surviving company in the merger. In connection with the Reorganization, we changed our name to “FP Technology, Inc.”

AFG Enterprises USA, Inc., formerly named “In Store Media Systems, Inc.”, was originally organized to develop a computerized, point-of-sale marketing platform. Until November 2002, AFG Enterprises was primarily engaged in developing its technology and business. AFG Enterprises declared bankruptcy in November 2002, and its Plan of Reorganization was confirmed by the bankruptcy court in January 2005.

  Our Acquisition Strategy

We intend to pursue an acquisition strategy to enhance our OnDemand software product offering. We are seeking to offer a full suite of OnDemand business applications to our current and prospective customer base. Moreover, we believe that we must expand our services internationally as part of our growth strategy, and expect to commit resources to this expansion.

The selection of a business opportunity in which to participate is complex and may pose, among other risks, those risk described under “Risk Factors — Risks Relating to Our Growth Strategy”. Additionally, as we have only limited resources available to us, it may be difficult to find good opportunities. We may acquire assets and companies through a cash transaction, or by issuing stock, or a combination of both. Issuances of additional shares of our common stock in connection with an acquisition may dilute the holdings of our current stockholders. There can be no assurance that we will be able to identify and acquire any business opportunity based on management’s business judgment.

  Products and Services

Our products are delivered OnDemand, which means that our products are delivered as independent, on-demand applications, which can either be hosted by us or another outsourced service provider. For example, Firepond OnDemand for Salesforce.com™ is an integrated on-demand CPQ™ application offered from within Salesforce.com’s™ on-demand customer relationship management (CRM) application suite with services, maintenance and upgrades included in the monthly subscription model. The typical term on a contract for the OnDemand business is between one and three years.

We offer two products marketed under the Firepond brand name, Firepond OnDemand, and Interactive Configurator Suite (ICS):

   Firepond OnDemand

Firepond OnDemand is a web-based tool that enables a company’s sales force and supporting organizations to configure complex products and services, price accurately those products and services, develop price quotes and generate high quality proposals. The configured products are buildable when the order is sent to the factory (or the configured services are accepted when sent to the home office) because the database contains all the rules necessary to ensure error-free configurations. The rules represent the knowledge of a company’s engineers, legal staff, product specialists and marketing experts.

In addition to error-free configurations, Firepond OnDemand provides rules-based pricing to handle complex multi-level pricing schemes and it produces reports that can be printed and included in automated proposals to customers.

Firepond OnDemand provides significant cost savings over traditional highly-customized configuration systems. There is no software distribution, no hardware expenditures and limited support requirements. We also offer help desk services to decrease the customer’s total cost of ownership. With the Firepond OnDemand CPQ™ application, smaller companies and divisions of larger companies can afford to implement a CPQ™ application without having to secure a multi-million dollar enterprise license. Firepond OnDemand allows its customers to eliminate any hardware purchases and allows for a quick and easy deployment, which we believe provides the following benefits to customers:

•	Unique CPQ™ solution;

•	Low cost of ownership;

•	Easy to deploy, configure and use;

•	No software, hardware or dedicated staff;

•	Deploys onto server - all users have access simultaneously; and

•	Simple upgrades.

Firepond OnDemand is deployed as a Web service and can be accessed by customers independently or as an integrated service within the Salesforce.com™ product. Firepond OnDemand for Salesforce.com™ enables a company’s sales force and supporting organizations to configure complex products and services and accurately price those products and services all from within Salesforce.com™. Currently, Firepond OnDemand is tightly integrated with the Salesfrorce.com™ application at both the data and process layer. Additionally, we have created a joint product demonstration that is used by our sales team as well as Salesforce.com’s™ sales representatives and sales engineers.

The Firepond OnDemand solution has been our primary focus since its launch in August 2005.

  Interactive Configurator Suite (ICS)

Our Interactive Configurator Suite (ICS) is a set of data maintenance tools, shared libraries and application programming interfaces, or APIs, that supply configuration capabilities to an application. Specifically, the ICS includes:

Product Data Manager (PDM) - Used to create, populate and maintain the configuration database. Data entry personnel do not need to be programmers. The companion Product Data Tester (PDT) allows the data to be tested to ensure it produces the desired results.

Importers - A variety of importers provide the ability to import data from a variety of sources. The PDM also directly imports extensible markup language (XML) and open database connectivity data sources.

Configuration Engine - The engine uses many “solvers” to ensure the product and option selections are valid, and that the correct pricing is applied.

Software Development Kit (SDK) - The software development kit includes a variety of APIs to integrate the Configuration Engine into existing applications.

Enterprise Resource Planning (ERP) Connector - An optional ERP Plug-In allows users to import ERP data (in an XML format) and export PDM data (to an XML format) to an ERP system such as SAP’s R/3.

The Configuration Engine and the data set created with the PDM are used by our front-end selling systems such as Firepond OnDemand. However, several of our customers have existing sales systems and want only to integrate the Configuration Engine into their systems. The ICS Software Development Kit provides many options for integrating our configuration technology into existing systems.

Key benefits of ICS include:

Scalable - The Configuration Engine is multi-threaded and is designed to handle hundreds of concurrent configurations. Its scalability is increased through the optimization of the data and the use of a scalable memory manager.

Testable - Since the Configuration Engine is data driven, it is vital that the data is correct for the engine to produce correct results. As part of processing data, the PDM checks the data for many common errors and warns the user if any are found. Additionally, the PDT allows the data to be exercised through a simple user interface. The PDT contains a built in debugger that allows the configuration state to be examined.

Deployable - The Configuration Engine runs on a variety of platforms including many of the Windows versions, Solaris and Red Hat Linux. It may be accessed on these platforms using the C, C++ and Java interfaces. It may be accessed from other platforms using the Remote Method Invocation (RMI) and Enterprise JavaBeans (EJB) interfaces. It has been implemented in client / server, standalone and Web environments.

International Capabilities - The ICS supports multi-language and multi-currency systems. The database is double-byte enabled.

Proven technology - Our ICS technology has been used for over 20 years - receiving many enhancements over that time. The result is a stable, robust system that is applicable to nearly all types of product configuration.

  Marketing Strategy

Our marketing strategy is to be the leading provider of intelligence-driven software systems that solve the most difficult aspects of customer acquisition and retention, and quantifiably improve sales and service effectiveness. To achieve this goal, key elements of our marketing strategy include the following:

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Market and sell our products and services to “sweet spot” vertical market segments. We currently offer our Product Suite of guided selling solutions to targeted vertical market segments, primarily discrete manufacturing (including high technology, transportation, construction machinery, agricultural equipment, and others) and service based companies selling complex combinations of services and products. We target companies within these selected vertical industries with complex products, services or channel relationships as well as organizations with a distributed and connected customer base or dealer/broker network. We believe that our focused pursuit of these targeted markets increases our ability to offer solutions that meet the unique needs of our target customers, which may vary greatly across industry segments.

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Offer packaging flexibility to strategically penetrate our target markets. We offer a variety of packaging options for our software products to achieve flexibility in aligning our technology with companies in different stages of executing their business strategies. For example, customers that have already made a significant investment in applications for enterprise resource planning, supply chain management, customer relationship management, or others, can extend the value of their existing infrastructure through an investment in us. As such, selected components of each product line are available as individual packaged solutions tailored to specific sales or service channel needs, or specific vertical industry segments. With each of these product lines, additional functional and technology components are available as options, such as integration capabilities with third party applications. By offering this variety of packaging options, we allow our customers to make strategic investments in our technology, without necessarily committing to a larger enterprise platform. We will continue to package our product offerings in a manner designed to remove sales barriers and create recurring revenue streams.

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Continue to develop and implement leading-edge products. We will continue to seek to provide products that deliver robust functionality and that provide our customers a high return on their investment. We have assembled an engineering organization and continue to invest in research and development activities. In addition, we believe we have tremendous depth in our domain expertise from a professional services standpoint. Although we plan to work more with systems integrator partners in fiscal 2007, we will continue to maintain our own professional services organization and leverage the domain expertise of these individuals to help us successfully, and more rapidly, implement our software solutions.

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Work with partners to extend our footprint. Our partner program is focused on developing four types of relationships: (1) strategic implementation relationships focused on co-selling; (2) complementary software relationships focused on pre-built integration and co-selling; (3) complementary technology relationships focused on hardware and platform standards; and (4) indirect distribution channels. We believe these alliances will help to extend our market coverage from both a sales and implementation perspective, provide us with new business leads, and allow us to provide our customers with a broader solution. We will seek to strengthen our relationship with partners that support our global strategy and partners that work with our key clients.

We have developed a set of advanced inference engines called “solvers.” Solvers, in effect, are pre-defined rule types that can be selected and applied to any configuration problem. As an alternative to companies trying to solve a configuration problem with one or two rule types (which can result in slow rule evaluation and difficult maintenance), our configuration engine provides a wide range of solver types that address the different types of representations that can be found in a configuration problem. These solvers act upon the customer-defined data model, creating attributes in the data structures that help our solution interpret the data based on user selections. Our solvers are loaded dynamically based on the behavior represented in the data model. Solver examples include the following:

Constraint Based	Relationship Based	Other Solvers
• Boolean logic	• Includes	• Calculations
• Requirements	• Fuzzy Logic	• Complex Pricing
• Effectivity	• Resources	• Customer values
• Categorical	• Nested Configuration	• Simulation
• Aggregate

Each solver addresses a different type of configuration problem. These solvers create attributes in the data model that define how the data will be interpreted when users make selections at run-time. In effect, this interpretation of the data relationships and constraints is the application of the “rules” that configure orders, make product recommendations, and generate price quotes.

  Professional Services and Support

We offer a range of professional services in major markets worldwide. These services help companies use the packaged software functionality of our product line to create deployments that are specific to their businesses. Our professional services personnel typically have extensive experience in the deployment of enterprise-scale selling systems. When we assist companies in the implementation of our products, or their components, we help them determine how their individual selling strategies can be reflected in our packaged technology.

We believe we have developed an innovative approach and rigorous methodology for industry-specific implementations. Offered in specific vertical industries, we believe our implementation templates help customers achieve a rapid and successful deployment of our applications. Our expert professional services team helps customers and third party integrators implement our products. In addition, we have made it a priority to work with partners in order to provide our customers with greater flexibility in their implementation choices. The maturity and stability of our products have enabled us to experience success in working with implementation partners.

Quality training offers the most effective way for customers to derive maximum benefit from their investment. We train users in major markets worldwide and tailor training materials to the unique requirements of individual customers. We also have training programs for our implementation partners.

We offer comprehensive support for our product lines to our customers and partners in major markets worldwide. Support services are provided under annual software maintenance contracts. These contracts are renewable at the customer’s option and provide for online access to product documentation and frequently-asked-questions, support by e-mail or telephone to report problems or request technical assistance, and notification of service pack and upgrade availability. Phone support is available on a 24/7 basis for critical issues. Our technical support team also provides data maintenance, enhancement, and end-user support services on a time and materials basis when not covered by our maintenance agreement.

Our technical support analysts have received product training and have the experience needed to provide the technical support our customers may require. We have support resources in the United States, Europe and Japan.

  Customers

We have targeted, and will continue to target, selected vertical industries with complex products, services or channel relationships as well as organizations with a distributed and connected customer base or dealer/broker network. Target vertical markets for our software are discrete manufacturing companies, including high technology, transportation, construction machinery and agricultural equipment, and health insurance providers. Our current customers include Fortune 1000 companies such as G.E. Tip Trailer, Freightliner, Bell Helicopter, Redback Networks, Renault, Sikorsky Helicopter, Cummins Power Generation, Deere & Company, Horizon Blue Cross Blue Shield, Siemens Building Technologies, Steelcase International and Case New Holland.

In fiscal 2004, two customers accounted for approximately 55.7% of our net revenues. In fiscal 2005, four customers accounted for approximately 47.9% of our net revenue. In fiscal 2006, three customers accounted for approximately 32.7% of our net revenue. For the period ended June 30, 2006, as a percentage of total revenues, domestic sales were approximately 53.5% and foreign sales were approximately 46.5%.

  Sales and Marketing Execution

We execute our sales and marketing strategy through direct and indirect channels, and currently have sales partnerships with system integrators and resellers. The recent increase in interest in CPQ™ applications combined with the acceptance of the on-demand business model have opened up opportunities for partnerships with Salesforce.com™ and other enterprise applications providers which we are actively pursuing. Additionally, our partner in Japan, Kozo Keikaku Engineering (KKE), is one of the country’s largest engineering firms. KKE resells and implements our products, on a non-exclusive basis, in the Japanese market only.

Our sales team is organized geographically, with a focus for our product line on discrete manufacturing (including high technology, transportation, construction machinery, agricultural equipment, and others).

We are continually driving market awareness and developing leads in our target markets through a series of integrated sales and marketing campaigns. Our marketing organization utilizes a variety of programs to support our sales efforts, including market and product research and analysis, product and strategy updates with industry analysts, public relations activities and speaking engagements, Internet-based and direct mail marketing programs, seminars and trade shows, brochures, data sheets and white papers, and web site marketing.

  Research and Development

Our research and development team is responsible for product planning, design and development of functionality within our software products, general release and quality assurance functions, third party integration and developing templates for target vertical industries. We expect to continue to invest in research and development in the future. We incurred research and development expenses of approximately $1.1 million and $1.8 million in the eight month period ended June 30, 2005 and the fiscal period ended June 30, 2006, respectively.

  Competition

The markets for sales configuration are intensely competitive, constantly evolving, and subject to rapid technological change. We encounter competition for our product line from a number of different sources, including in-house technical staffs, traditional customer relationship management vendors, enterprise resource planning vendors, and other vendors of sales configuration point solutions. Of these vendors, our principal competitors include SAP, Oracle, Trilogy, Siebel Systems, Big Machines, Webcom, and QuoteWerks among others. There are a substantial number of other companies focused on providing Internet-based software applications for customer relationship management that may offer competitive products in the future. However, we believe that the market for sales configuration solutions is still in its formative stage, and that no currently identified competitor represents a dominant presence in this market.

We expect competition to increase as a result of software industry consolidation. For example, a number of enterprise software companies have acquired point solution providers to expand their product offerings. Our competitors may also package their products in ways that may discourage users from purchasing our products. Current and potential competitors may establish alliances among themselves or with third parties or adopt aggressive pricing policies to gain market share. In addition, new competitors could emerge and rapidly capture market share.

Although we believe we have advantages over our competitors in terms of the functionality and comprehensiveness of our solution, as well as our targeted vertical focus, there can be no assurance that we can maintain our competitive position against current and potential competitors, especially those with longer operating histories, greater name recognition or substantially greater financial, technical, marketing, management, service, support and other resources.

We believe that the principal competitive factors in our target markets include:

•	adherence to emerging Internet-based technology standards;

•	comprehensiveness of applications;

•	adaptability, flexibility and scalability;

•	real-time, interactive capability with customers, partners, vendors and suppliers;

•	ability to support vertical industry requirements;

•	ease of application use and deployment;

•	speed of implementation;

•	customer service and support; and

•	initial price and total cost of ownership.

  Proprietary Rights

We regard our products as proprietary. We attempt to protect our products by relying on a combination of copyright, patent, trade secret and trademark laws, restrictions on disclosure and other methods. In particular, we have developed and use registered trademarks and copyrights in our business. We hold over 200 copyrights related to our business. In addition, we own two trademark registrations in the United States and have four trademark applications pending with the United States Patent and Trademark Office. Federal registration of a trademark enables the registered owner of the mark to bar the unauthorized use of the registered mark in connection with similar products in the same channels of trade by any third party anywhere in the United States, regardless of whether the registered owner has ever used the trademark in the area where the unauthorized use occurs. We have filed applications and own trademark registrations and intend to register additional trademarks in foreign countries where products are or may be sold in the future. We own one trademark registration in the European Union and have two trademark applications pending with the Office for the Harmonization of Intellectual Property. We also have one trademark application pending with the Japan Trademark Office. We believe these trademarks and copyrights constitute valuable assets, adding to our recognition and the marketing of our products and that these proprietary rights have been and will continue to be important in enabling us to compete.

Our software products are dependent, in part, on a non-exclusive worldwide license from Orion IP, LLC (“Orion”) to utilize certain critical patents and related rights in connection with the conduct of our business. Pursuant to a patent purchase agreement (“Patent Purchase Agreement”) entered into by and between Orion and Firepond on January 28, 2004, Firepond sold, transferred, assigned and set over to Orion all rights, title and interest in 14 United States patents and 7 United States patent applications related to, among other things, methods practiced by Firepond and software designed, built and sold by Firepond as its own product (the “Patents”), for a purchase price of $1,000.000 payable pursuant to a promissory note. Pursuant to a non-exclusive patent license agreement (“License Agreement”), on March 28, 2004, Orion granted us a non-exclusive, royalty free, worldwide, non-transferable, non-exclusive right and license under the Patents, without the right to sublicense, solely to make, use, sell, offer for sale, and import our products and services in connection with our business activities. The License Agreement will continue with respect to each Patent until such Patent is no longer in force.

Third parties may assert claims or initiate litigation against us or our technology partners alleging that our existing or future products infringe their proprietary rights. We could be increasingly subject to infringement claims as the number of products and competitors in the market for our technology grows and the functionality of products overlaps. In addition, we may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights. Any claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

  Employees

At March 31, 2007, we had a total of 47 employees, of which 22 were in research and development, 11 were in professional services and support, seven were in sales and marketing, and seven were in finance and administration. None of our employees is represented by a labor union.

  Facilities

We currently lease three commercial properties. Our business operations are headquartered in Mankato, Minnesota. The address in Mankato is 11 Civic Center Plaza, Suite 310, Mankato, Minnesota 56001. This office occupies 7,491 square feet, and rent, including on-site storage, is $10,550 per month. Common area charges are assessed on an annual basis. The lease expires on February 28, 2011.

We lease our principal executive offices in Newton, Massachusetts. This office occupies 1,322 square feet. Rent is $2,120 per month, and common area charges are assessed on an annual basis. The lease expires on June 30, 2007.

We also currently lease space in Beverly Hills, California. The office occupies 1,800 square feet, and monthly rent is $4,062. The lease expires on December 31, 2009.

Legal Proceedings

In August 2001, our predecessor, Firepond, Inc., was named as a defendant in a securities class action filed in United States District Court for the Southern District of New York related to its initial public offering (“IPO”) in February, 2000. The lawsuit also named certain of the underwriters of the IPO, including FleetBoston, Dain Rauscher, and SG Cowen, as well as officers and directors of Firepond, Klaus P. Besier and Paul K. McDermott, as defendants. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which have been included in a single coordinated proceeding in the Southern District of New York (the “IPO Litigations”). The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commissions from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of Firepond’s stock. An amended complaint was filed on April 19, 2002. Firepond, Inc. and the officers and directors identified above were named in the suits pursuant to Section 11 of the Securities Act, Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and other related provisions. The complaints seek unspecified damages, attorney and expert fees, and other unspecified litigation costs.

In June 2003, a proposed settlement of this litigation was structured between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. On or about July 30, 2003, a committee of Firepond’s Board of Directors conditionally approved the proposed partial settlement. The settlement would have provided, among other things, a release of Firepond and of the individual defendants for the alleged wrongful conduct in the amended complaint in exchange for a guarantee from Firepond’s insurers regarding recovery from the underwriter defendants and other consideration from the company regarding its underwriters. The plaintiffs have continued to litigate against the underwriter defendants. The district court directed that the litigation proceed within a number of “focus” cases” rather than in all of the 310 cases that have been consolidated. Firepond’s case is one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision. On April 6, 2007, the Second Circuit denied plaintiff’s petition for rehearing. In light of the Second Circuit opinion, the district court has been informed that this settlement cannot be approved because the defined settlement class, like the litigation class, cannot be certified. We cannot predict whether Firepond will be able to renegotiate a settlement that complies with the Second Circuit’s mandate. Due to inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter.

We may from time to time also be subject to various other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on our business, financial condition, or results of operations.

MANAGEMENT

  Executive Officers and Directors

The following table sets forth the name, age and position of each of our directors, executive officers and significant employees at April 30, 2007:

Name	Age	Position(s)

Douglas Croxall	38	Chairman of the Board
William Santo	52	Chief Executive Officer, Director
Stephen Peary	58	Chief Financial Officer, Secretary
Jerry Keefe	45	Vice President of Operations
Carol Ferrari	42	Vice President of Marketing
Mark Campion	51	Director
Mark Tunney	42	Director

Douglas Croxall has served as the Chairman of our Board of Directors since December 3, 2003, and was the Chief Executive Officer of Firepond and FPT from December 2003 until May 2005. Mr. Croxall is the managing member of Jaguar Technology Holdings, LLC. Since December 2001, Mr. Croxall has served as the managing member of Riverland Enterprises LLC, a privately-held company which holds investments and provides strategic advisory services. Since August 2001, Mr. Croxall has served as an officer of Acclaim Financial Group Venture III, LLC, which provides strategic advisory services. From September 1999 until May 2001, Mr. Croxall served as the Chief Financial Officer of Load Media Network, Inc., an Internet and software company based in Hollywood, California. From August 1995 until September 1999, Mr. Croxall served as a Manager for KPMG in the Strategic Transaction Services Group. Mr. Croxall received his Bachelor of Arts degree in Political Science from Purdue University and his Master Degree in Finance from Pepperdine University.

William Santo serves as our Chief Executive Officer and a director, and served as the Chief Executive Officer of Firepond and FPT since June 1, 2005. Prior to joining us, Mr. Santo was a Managing Director at Sanders Morris Harris, a publicly traded diversified financial services firm (“SMH”), from October 2004 to May 2005. Prior to joining SMH, Mr. Santo was a successful entrepreneur involved in numerous start-up opportunities, primarily in the software industry. Most recently, Mr. Santo co-founded Magnetic Alliance, an online marketplace, facilitating co-marketing and co-branding opportunities between consumer brands and entertainment content producers. Before that Mr. Santo co-founded the Web acceleration firm, wwWhoosh, Inc., and served as its Chief Executive Officer from 1999 through 2002. Prior to wwWhoosh, he founded and was Chief Executive Officer of InfoCellular, a company that developed customer acquisition software for the wireless communications industry. InfoCellular was founded in 1993 with four employees, and within five years 26 wireless carriers in five countries used its products. Mr. Santo graduated from the University of Massachusetts, Amherst with a B.A. in Political Science. He also holds a Juris Doctor degree from New England School of Law.

Stephen Peary serves as our Chief Financial Officer and Secretary, and served as the Chief Financial Officer of FPT since April 28, 2005. He has been consulting with FPT regarding restructuring operations, finance, audit and insurance matters since September 2004. From 2001 to 2005, Mr. Peary was Managing Director of Stinson Capital Management, Ltd., a Bermuda corporation, and its affiliates managing investment portfolios and financing marine and energy related assets. From 1997 to 2001 he was Managing Director of Liverpool & London Protection and Indemnity Association, a mutual manager of marine assets and liability risks located in Liverpool, England. From 1987 to 1997, Mr. Peary was Senior Vice President at PLM International, Inc. (AMEX:PLM), manager of diversified investment portfolios focused on transportation related equipment, including ships, commercial aircraft, marine containers, and oil drilling rigs. He is a graduate of the University of Illinois (BA, Economics), Georgetown University Law School (J.D.) and Boston University (LLM - Taxation).

Jerry Keefe has served as Vice President of Operations since April 24, 2006. Prior to joining us, Mr. Keefe was the Director of Sales and Business Development at Videolink, a provider of webcasts and video productions since 2005. Prior to joining Videolink, he was a business operations consultant at Integrated Systems Group (“ISG”) from March 2004 to April 2005. Prior to ISG, Mr. Keefe was the CEO of Lexys Technology, a provider of on demand retail transaction management software. He held this position for two years, from 2001-2003. Prior to 2001, Mr. Keefe held positions at InfoCellular, Inc. and LHS Group, which later became Sema InfoCell (being purchased by Sema Group), as General Manager, Vice President of Technology, and Director of Quality and Operations spanning 1994-2001. Mr. Keefe began his career at Digital Equipment Corporation as a manager and program analyst from 1986-1994. Mr. Keefe holds a Master of Arts in Business Administration from Framingham State College, and a Bachelor of Science in Computer Science from North Adams State College.

Carol Ferrari has served as Vice President of Marketing since April 24, 2006. Prior to joining us, Ms. Ferrari held the positions of Vice President of Business Development and Vice President of Marketing for SoundBite Communications, an on demand provider of voice messaging products from 2004 to 2006. Prior to SoundBite, Ms. Ferrari was the Vice President of Marketing for Concerto Software, a provider of contact center software products. She held that position from 2002 to 2004. Prior to Concerto, Ms. Ferrari was Director and then Vice President of Marketing for InfoCellular, Inc. and LHS Group, which later became Sema Group from 1996-2000. Prior to 1996, Ms. Ferrari was the Telecommunications Marketing Manager at Gensym Corp. from 1995-1996. Before that she held a Senior Associate position at the Yankee Group for the year prior, and a product planning manager role at Motorola Inc. from 1986-1994. Ms. Ferrari holds a Master of Business Administration from Illinois Institute of Technology and a Bachelor of Science in Marketing from Rochester Institute of Technology.

Mark Campion has served as a member of our Board of Directors since March 2006. Mr. Campion joined PolyFuel, Inc., a publicly held company, as Chief Financial Officer in April 2003. Mr. Campion is also a director and Corporate Secretary of Polyfuel. Mr. Campion personally led PolyFuel’s equity raise and listing on the London Stock Exchange Alternative Investment Market in July 2005. Prior to joining PolyFuel, Mr. Campion was a principal with MCC Consulting from 2001 through 2003. Mr. Campion has more than 20 years of experience across a broad range of financial and operational disciplines, including public and private financing, treasury, corporate operations, information technology, planning and budgeting, credit and risk management, accounting and taxation, human resources and corporate administration. He has held senior-level positions with a number of public and private companies, including Atomic Tangerine, Trans Ocean, GRI International, Activision, and KPMG. Mr. Campion received a Bachelor of Science in business from the University of California, Berkeley and is a graduate of the Harvard Business School’s Advanced Executive Management Program. He is a Certified Public Accountant.

Mark Tunney joined our Board of Directors in April 2007. Mr. Tunney is the founder and owner of Lionshead Capital Management, LLC. Beginning in 2004, Lionshead Capital Management and its predecessor, also wholly owned by Mr. Tunney, formed a joint venture with JMG Capital Management, LLC and Pacific Assets Management, LLC. The joint venture makes direct investments in publicly-traded small and mid-cap companies. Previously, in 2003, Mr. Tunney was a partner at Bristol Capital Advisors, LLC. From 1996 to 2001, Mr. Tunney was a Senior Vice President in the corporate finance department of Tucker Anthony Sutro, where he specialized in mergers and acquisitions and financing public and private companies in the technology and healthcare sectors. Prior to that, Mr. Tunney worked at Ocean Capital Corporation, a Los Angeles-based private equity firm, and Dean Witter Reynolds in New York in the technology group of the corporate finance department. Mr. Tunney received a Bachelor of Arts in history from the University of California Los Angeles and a Master of Business Administration from UCLA Anderson School of Management.

We may add other directors to the Board of Directors in the future, as qualified candidates become available.

  Election of Directors and Officers

Holders of our common stock are entitled to one (1) vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Cumulative voting with respect to the election of directors is not permitted by our Certificate of Incorporation. The Board of Directors shall be elected at the annual meeting of the stockholders or at a special meeting called for that purpose. Each director shall hold office until the next annual meeting of stockholders and until the director’s successor is elected and qualified. If a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors, then the stockholders may fill the vacancy at the next annual meeting or at a special meeting called for the purpose, or the Board of Directors may fill such vacancy. At this time, only one of our board members is “independent” as determined in accordance with NASDAQ rules and regulations. If we proceed with the planned listing of our common stock on NASDAQ or the American Stock Exchange, we intend to satisfy the “independence” requirements with respect to our board of directors as set forth in the applicable rules of NASDAQ or the American Stock Exchange.

  Board Committees

Our Board of Directors has recently established Compensation, Audit and Nominating Committees which meet the NASDAQ or American Stock Exchange “independence” requirements.

Compensation Committee. The Compensation Committee is charged with recommending to the Board the compensation for our executives and administering our stock incentive and benefit plans. Mr. Tunney is Chairman of the Compensation Committee. The Compensation Committee members include Mr. Campion and Mr. Croxall.

Audit Committee. The Audit Committee is charged with, among other things, the appointment of our independent auditors, as well as discussing and reviewing with the independent auditors the scope of the annual audit and results thereof, pre-approving the engagement of the independent auditors for all audit-related services and permissible non-audit related services, and reviewing and approving all related-party transactions. The Audit Committee also reviews interim financial statements included in our quarterly reports and will review documents filed with the SEC. Mr. Campion is the Chairman of the Audit Committee. Mr. Tunney is also a member of the Audit Committee.

Nominating and Governance Committee. The Nominating Committee is charged with assisting the Board in its selection of individuals as nominees for election to the Board at annual meetings of our stockholders and to fill any vacancies or newly created directorships on the Board. Mr. Tunney is Chairman of the Nominating Committee. Mr. Campion and Mr. Croxall are members of the Nominating Committee.

Code of Business Conduct and Ethics. We intend to adopt a Code of Business Conduct and Ethics applicable to our directors, officers (including our principal executive officer, principal financial officer, principal accounting officer and controller) and employees. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K relating to amendments or waivers from any provision of our Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller by either filing a Form 8-K or posting this information on our website within five days business days following the date of amendment or waiver.

  EXECUTIVE COMPENSATION

The following table sets forth summary information concerning compensation of our Chief Executive Officer and our Chief Financial Officer as of the end of the fiscal periods ended October 31, 2004, June 30, 2005 and June 30, 2006 (collectively referred to as the “Named Executive Officers”).

Summary Compensation Table

				Long-Term Compensation
				Awards		Payouts
				Restricted Stock	Securities	LTIP	All Other
	Annual Compensation			Award(s)	Underlying	Payouts	Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	($)(4)	Options/SARs(#)	($)	($)(5)

William Santo(1)	2006	225,000	—	90,393	—	—	—
Chief Executive Officer	2005	20,833	—	—	—	—	—
	2004	0	—	—	—	—	—
Stephen Peary(2)	2006	190,000	—	88,679	—	—	—
Chief Financial Officer	2005	21,250	—	—	—	—	70,000	(6)
	2004	0	—	—	—	—
Douglas Croxall(3)	2006	4,000	—	170,500	—	—	—
Former Chief Executive	2005	3,392	—	—	—	—	—
Officer	2004	44,952	—	—	—	—	—

(1)	William Santo was appointed Chief Executive Officer on June 1, 2005.

(2)	Stephen Peary was appointed Chief Financial Officer on April 28, 2005. Prior to that time Mr. Peary served as an independent consultant to us.

(3)
Amounts represent medical reimbursements in 2005 and 2006. Beginning April 1, 2006, Mr. Croxall was reimbursed medical expenses as part of his compensation as a member of the Board of Directors. For the fiscal period ended June 30, 2006, the medical reimbursements representing Board of Director fees equaled $1,306.

(4)
Mr. Santo received shares of common stock on January 9, 2006 pursuant to the provisions of his employment agreement having a fair market value at the time equal to $5,143. Mr. Peary received shares of common stock on January 5, 2006 pursuant to the provisions of his employment contract having a fair market value at the time equal to $3,429. The shares granted to Mr. Santo and Mr. Peary pursuant to their employment contracts are restricted and vest over a three year period on a monthly pro rata basis beginning June 14, 2005 and May 15, 2005, respectively. In connection with the CAP Financing, Mr. Santo and Mr. Peary each received grants of restricted common stock having a fair market value at the time equal to $85,250. Mr. Croxall received a grant of restricted common stock in connection with the CAP Financing having a fair market value at the time equal to $170,500. The shares granted to Mr. Santo, Mr. Peary and Mr. Croxall in connection with the CAP Financing are restricted and vest over a two year period on a monthly pro rata basis beginning on March 11, 2006.

(5)
Amounts represent our Profit Sharing and 401(k) Plan contributions, payments of term life insurance premiums and medical cost reimbursement. In the fiscal periods ended October 31, 2004, June 30, 2005 and June 30, 2006, we did not make any contributions to our Profit Sharing and 401(k) Plan. We did not pay any life insurance premiums on behalf of listed executives in the fiscal period ended October 31, 2004. In the fiscal periods ended October 31, 2004, medical reimbursements were $6,936 for Mr. Croxall. In the fiscal period ended October 31, 2006, life insurance premium payments by the Company were $420 for Mr. Croxall. In the fiscal period ended June 30, 2005, life insurance premium payments by the Company were $52 and $44 for Messrs. Santo and Peary, respectively. In the fiscal period ended June 30, 2005, medical reimbursements for Mr. Santo, Mr. Peary and Mr. Croxall were $783, $294 and $5,482, respectively. In the fiscal period ended June 30, 2006, medical reimbursements were $9,400, $9,400 and $9,400 for Messrs. Santo, Peary and Croxall, respectively. In the fiscal period ended June 30, 2006, life insurance premiums for Messrs. Santo and Peary were $624 and $530, respectively.

(6)	Mr. Peary received $70,000 for services rendered to us as a consultant prior to Mr. Peary’s appointment as Chief Financial Officer.

  Employment Agreements of Named Executive Officers

We have entered into an employment agreement with William Santo, our Chief Executive Officer, effective June 1, 2005. The employment agreement has a three year term and provides for an initial base salary of $200,000 per year, with bonus amounts to be determined by our Board of Directors. In connection with his employment, we also issued 302,419 shares of restricted common stock to Mr. Santo, which vest over a three year period on a monthly pro rata basis beginning June 14, 2005. Other benefits include three weeks of paid vacation annually and medical and dental coverage. If we terminate Mr. Santo’s employment for Cause, death or disability or if Mr. Santo resigns without Good Reason, he will not be entitled to any additional compensation or benefits, and we shall only be obligated to pay him that portion of his base salary, bonus and benefits that he earned prior to the effective date of the termination of his employment. If we terminate Mr. Santo’s employment without Cause, or if Mr. Santo departs or resigns for Good Reason, he shall be entitled to the balance of his existing base salary plus any earned bonus and other earned benefits for a period of twelve (12) months paid in equal monthly installments beginning on the date of termination.

We have also entered into an employment agreement with Stephen Peary, our Chief Financial Officer, effective May 16, 2005. The employment agreement has a three year term and provides for an initial base salary of $170,000 per year, with bonus amounts to be determined by our Board of Directors. In connection with his employment, we also issued 201,622 shares of restricted common stock to Mr. Peary, which vest over a three year period on a monthly pro rata basis beginning May 15, 2005. Other benefits include three weeks of paid vacation annually and medical and dental coverage. If we terminate Mr. Peary’s employment for Cause, death or disability or if Mr. Peary resigns without Good Reason, he will not be entitled to any additional compensation or benefits, and we shall only be obligated to pay him that portion of his base salary, bonus and benefits that he earned prior to the effective date of the termination of his employment. If we terminate Mr. Peary’s employment without Cause, or if Mr. Peary departs or resigns for Good Reason, he shall be entitled to the balance of his existing base salary plus any earned bonus and other earned benefits for a period of twelve (12) months paid in equal monthly installments beginning on the date of termination.

The employment contracts with Messrs. Santo and Peary define “Cause” as any of the following (i) gross negligence, gross misconduct or any material breach by such executive officer of his fiduciary duties to us; (ii) the conviction or indictment of such executive officer for a felony; or (iii) such executive officer’s engagement in acts of embezzlement, fraud or dishonesty or other acts that are injurious to us. “Good Reason” shall mean such executive officer’s resignation or departure by reason of the following events: (i) an unreasonable change in such executive officer’s position with us with respect to such executive officer’s responsibilities, duties or title; or (ii) an involuntary termination of such executive officer’s employment with us or our successor following a change in control.

The employment contracts with Messrs. Santo and Peary were re-executed in March 2006. Pursuant to these re-executed agreements, the current base salaries of Messrs. Santo and Peary are now $300,000 and $250,000 per year, respectively. However, Mr. Santo and Mr. Peary voluntarily received reduced base salaries of $200,000 and $175,000, respectively, for the period from October 31, 2006 until January 15, 2007. The accrued current base salary for this period was paid to Mr. Santo on January 31, 2007 and Mr. Peary on February 14, 2007.

Compensation of Directors

Each member of our Board of Directors who is not an employee (each a “non-employee director”) will receive an annual retainer of $10,000 and $1,000 for each meeting of our Board of Directors attended either in person or telephonically. Non-employee directors will receive $500 for each committee meeting attended either in person or telephonically, unless such committee meeting shall last more than one hour. In such case the committee meeting fee will be $1,000. Non-employee directors may also receive additional compensation for attending special meetings of the Board of Directors and such additional compensation may not be equal among the individual non-employee directors. Such additional compensation is intended to reflect special efforts of such board members. Board members will be reimbursed for reasonable travel expenses associated with attending any meetings of the Board of Directors or committees of the Board of Directors.

A majority of our stockholders and our Board of Directors have adopted a Stock Incentive Plan designed to assist us in recruiting and retaining key employees, directors and consultants. The plan will become effective upon the filing and distribution of the information statement relating therewith to our stockholders pursuant to applicable SEC rules and regulations. The plan will permit us to grant to our key employees, directors and consultants up to 1,766,000 shares of common stock pursuant to stock option awards, restricted stock grants and other stock-based awards. In connection with this plan, we intend to grant to our non-employee directors an option to purchase 5,000 shares of our common stock annually on the day following our annual meeting of stockholders, with an exercise price per share equal to the fair market value of our common stock on such date. We intend that this will increase to 7,500 shares of our common stock per annum after such non-employee director has been on the Board of Directors for more than three years. Each such option will have a ten year term and will vest on the date of the next annual meeting of stockholders. In addition, each such option will become fully vested upon a “change in control” (as defined in the plan) or such director’s death. In the event a non-employee director ceases to be a director for any reason (other than death), such director may exercise his or her then vested options for six months. In the event of death, his or her options shall remain exercisable for a period of twelve months. In addition, upon becoming a member of the Board of Directors, each director will receive restricted stock grants ranging from 60,000 shares of common stock to 101,000 shares.

In March 2006, we granted to director Mark Campion restricted common stock of 60,484 shares, which vest over a two year period on a monthly pro rata basis beginning on March 11, 2006 subject to Mr. Campion’s continuous service. In March 2007, our Board of Directors awarded to Mr. Campion a special bonus of $20,000.

In March 2006, we granted to director Douglas Croxall 625,000 shares of restricted common stock, which vest over a two year period on a monthly pro rata basis beginning on March 11, 2006, subject to Mr. Croxall’s continuous service and certain conditions of the CAP Financing.

Mr. Croxall, beginning April 1, 2006, is reimbursed medical premiums on his health insurance as part of his Board of Director compensation. Prior to April 1, 2006, these payments were considered salary to Mr. Croxall.

In April 2006, our Board of Directors approved a grant of restricted stock to Mark Tunney of 60,000 shares of restricted stock in connection with his election as a director effective April 18, 2007. When the award is issued, the shares will vest pro rata 1/24th per month over a two year period beginning on the date he became a director. In addition, the Board approved a one-time cash award to Mr. Tunney of approximately $84,000 to compensate him for any tax liability associated with the restricted stock grant. If Mr. Tunney’s tax liability should be greater than the above-mentioned payment, the Board will use reasonable efforts to work with Mr. Tunney to resolve any additional tax liability.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of April 30, 2007 by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our directors and Named Executive Officers and (iii) all of our executive officers and directors as a group. Except as otherwise listed below, the address of each person is c/o FP Technology, Inc., 181 Wells Avenue Newton, Massachusetts 02459. As of April 30, 2007, there were 8,164,239 shares of our common stock outstanding.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent
5% or Greater Stockholders:
Jaguar Technology Holdings, LLC	1,927,414	(2)	23.61%
Benchmark Equity Group, Inc.	508,942		6.23%
JP Morgan Securities Inc. 270 Park Ave., 8th Floor New York, NY 10017	948,857	(3)	9.99%
Cheyne Capital Stornoway House 13 Cleveland Row London, SW1A 1DH England	562,286	(4)	6.76%
JMG Capital Partners, LP 11601 Wilshire Blvd., Suite 2180 Los Angeles, CA 90025	474,428	5) (5)	5.72%
Trident Growth Fund, L.P. 700 Gemini, Suite 100 Houston, TX 77058	813,798	(6)	9.50%
Directors and Executive Officers:
Douglas Croxall	2,552,414	(7)	31.26%
William Santo	614,919	(8)	7.53%
Stephen Peary	514,122	(9)	6.30%
Mark Campion	60,484	(10)	*
Mark Tunney	0	(11)	*
All current directors and executive officers as a group (5 persons)	3,741,939		45.83%

* Less than one percent.

(1)
Except as otherwise noted in the notes below, percentage ownership is based on 8,164,239 shares of our common stock outstanding as of April 30, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as stated in note 3 below, shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of April 30, 2007 are deemed outstanding for computing the percentage of the person holding such option or warrant, but are not deemed outstanding for computing the percentage of any other person. Except as pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2)
Consists of 1,927,414 shares held by Jaguar Technology Holdings, LLC. Mr. Croxall is the sole member of Riverland Enterprises LLC, which is the sole member-manager of Jaguar Technology Holdings LLC. Mr. Croxall disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Jaguar Technology Holdings LLC.

(3)
These securities may also be deemed to be owned by JPMorgan Chase & Co., the indirect parent of J.P. Morgan Securities Inc. Includes 405,000 shares of common stock issued in connection with the Exchange, 216,000 shares underlying New Convertible Notes and 327,857 shares issuable upon exercise of warrants. The 405,000 shares held as of April 30, 2007 represent 4.96% of the shares outstanding. The number of shares beneficially owned is subject to certain provisions in the Indenture underlying the New Convertible Notes and in the New Warrants which limit beneficial ownership to a maximum of 4.99% of the Company’s outstanding shares. Under those provisions, the limit is subject to increase by the shareholder to a percentage not in excess of 9.99% upon 60 days prior written notice to the Company. As of April 30, 2007, J.P. Morgan Securities Inc. has not given the Company such notice.

(4)
Pursuant to an investment management agreement, David Treadwell serves as the manager of Cheyne Fund LP and Cheyne Leverage Fund. As a result, Mr. Treadwell may be considered beneficial owner of any shares deemed to be beneficially owned by such funds. Includes 70,400 shares underlying New Convertible Notes and 106,857 shares issuable upon exercise of warrants held by Cheyne Fund LP, and 57,600 shares underlying New Convertible Notes and 87,429 shares issuable upon exercise of warrants held by Cheyne Leverage Fund.

(5)
JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings. JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the Registrable Securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings Includes 54,000 shares underlying New Convertible Notes and 81,964 shares issuable upon exercise of warrants held by JMG Capital Partners, LP and 54,000 shares underlying New Convertible Notes and 81,964 shares issuable upon exercise of warrants held by JMG Triton Offshore Fund, Ltd. For a discussion of director Mark Tunney’s arrangements with JMG Partners, see “Certain Relationships and Related Transactions”.

(6)
Trident Management, LLC is the sole general partner of Trident Growth Fund, L.P. and has voting control and investment discretion over the securities held by Trident Growth Fund, L.P. Scotty Cook controls Trident Management, LLC and has voting control and investment discretion over the securities held by Trident Management, LLC. Includes 400,000 shares issuable upon exercise of an option to acquire common stock.

(7)
Includes 1,927,414 shares held by Jaguar Technology Holdings, LLC. Mr. Croxall is the sole member of Riverland Enterprises LLC, which is the sole member-manager of Jaguar Technology Holdings LLC. Mr. Croxall disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Jaguar Technology Holdings LLC. Also includes 625,000 shares of restricted common stock.

(8)
Consists of (i) 302,419 shares of restricted common stock which vest over a three year period on a monthly pro rata basis beginning June 14, 2005, and (ii) 312,500 shares of restricted common stock which vest over a two year period on a monthly pro rata basis beginning on March 11, 2006.

(9)
Consists of (i) 201,622 shares of restricted common stock which vest over a three year period on a monthly pro rata basis beginning May 15, 2005, and (ii) 312,500 shares of restricted common stock which vest over a two year period on a monthly pro rata basis beginning on March 11, 2006.

(10)	Consists of 60,484 shares of restricted common stock which vest over a two year period on a monthly pro rata basis beginning on March 11, 2006..

(11)
Mr. Tunney joined our board of directors on April 18, 2007. Our board of directors has approved a grant of 60,000 shares of restricted stock to Mr. Tunney under our 2006 Stock Incentive Plan. The restricted stock was granted to Mr. Tunney on May 16, 2007.

  SHARES ELIGIBLE FOR RESALE

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Additional shares may be issued pursuant to warrants and options. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, a stockholder, including one of our affiliates, may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or our affiliate. The number of shares of common stock which may be sold within any three-month period is limited to the greater of: (i) one percent of our then outstanding common stock, or (ii) the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a stockholder who is not our affiliate, who has not been our affiliate for 90 days prior to the sale, and who has beneficially owned shares acquired from us or our affiliate for over two years may resell the shares of common stock without compliance with many of the foregoing requirements under Rule 144.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as described below, since June 30, 2004, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $120,000 and in which any director, executive officer or beneficial owner of more than 5% of any class of our voting securities or members of such person’s immediate family had or will have a direct or indirect material interest.

We have entered into employment agreements with our Chief Executive Officer, William Santo, and Chief Financial Officer, Stephen Peary, the material terms of which are described under “Executive Compensation — Employment Agreements of Named Executive Officers.” Messrs. Santo and Peary also received restricted stock grants pursuant to the provisions of their respective employment agreements.

We have also provided compensation to directors, as further described under “Executive Compensation — Compensation of Directors.”

Two investors in the CAP Financing and the Exchange, as well as selling stockholders under this registration statement, are JMG Capital Partners LP and JMG Triton Offshore Fund, Ltd. Lionshead Capital Management, LLC acted as a consultant to JMG Capital Management, LLC and Pacific Assets Management, LLC, the investment managers of JMG Capital Partners LP and JMG Triton Offshore Fund, Ltd., respectively, in connection with their participation in the CAP Financing and the Exchange. Lionshead participates in the net profits of transactions that the JMG funds consummate as a result of Lionshead’s efforts, which include the CAP Financing and the Exchange. Mark Tunney, who joined our Board of Directors effective April 18, 2007, is the founder and owner of Lionshead Capital Management, LLC.

  DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of April 30, 2007, we had 8,164,239 shares of common stock issued and outstanding. There are no shares of preferred stock designated, issued or outstanding. The following description of our capital stock does not purport to be complete and is subject to and qualified by our Certificate of Incorporation and By-laws, and by the applicable provisions of Delaware law.

  Common Stock

Subject to preferences that may be applicable to any rights of holders of outstanding stock having prior rights as to dividends, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors from time to time may determine. Holders of our common stock are entitled to one (1) vote for each share held on all matters submitted to a vote of the stockholders. Cumulative voting with respect to the election of directors is not permitted by the Certificate of Incorporation. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding stock having prior rights on such distributions and payment of other claims of creditors. All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

  Warrants

As of April 30, 2007, there were outstanding warrants to purchase 2,785,713 shares of our common stock at an exercise price of $7.00 per share. Each warrant entitles the holder to purchase one share of our common stock. The warrants are exercisable by the holder at any time and will expire on the date five years from the initial exercise date. The warrants issued in the Exchange are subject to certain limitations on exercise limiting the beneficial ownership of our common stock for each holder to 4.99% or, under certain circumstances, 9.99%. The warrants issued in the Exchange may be exercised for cash or through cashless exercise. The warrants issued in the PIPE Financing may be exercised for cash or through cashless exercise after the date one year from the date of issuance only if there is no then-effective registration statement registering, or no current prospectus available for, the resale of the shares of common stock issuable pursuant to the warrants. If warrants are exercised under the above cashless exercise provisions, the warrants would be exercised for a reduced number of shares of our common stock based on a formula described in the respective warrant and we would not receive payment of the exercise price or any cash or additional consideration.

The exercise price payable and number of shares purchasable upon exercise of a warrant will generally be adjusted to prevent the dilution of the holders’ beneficial interest in the common stock upon the occurrence of certain specified events. These events include, without limitation, the issuance of common stock or grant of a warrant or option to acquire our common stock at an effective per share price per share less than the exercise price of the warrant, the payment by us of a dividend or a distribution on our common stock in shares of common stock, the consolidation or merger of us with another entity in which we are not the surviving entity, and the recapitalization, reclassification or reorganization of our capital stock.

  Indemnification Matters

Our Certificate of Incorporation limits the personal liability of our officers and directors for monetary damages for breach of their fiduciary duty as directors, except for (i) liability that cannot be eliminated under applicable Delaware law, (ii) any breach of such director’s duty of loyalty to us or our stockholders, (iii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, or (iv) for any transaction from which such director derived improper personal benefit. Our Bylaws also provide for us to indemnify directors and officers to the fullest extent permitted by applicable Delaware law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors or officers.

The indemnification provisions described above provide coverage for claims arising under the Securities Act and the Exchange Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  Transfer Agent and Registrar; Market

The transfer agent and registrar of our common stock is Corporate Stock Transfer, Inc., Denver, Colorado. Our common stock is quoted on the OTC Bulletin Board, under the symbol “FPTI.”

  SELLING STOCKHOLDERS

The following table sets forth, as of April 30, 2007, the name of each selling stockholder, the number of shares of our common stock beneficially owned by each selling stockholder before and after this offering and the number of shares that may be offered pursuant to this prospectus. This information is based on information provided by or on behalf of the selling stockholders and, with regard to the beneficial holdings of the selling stockholders, is accurate only to the extent beneficial holdings information was disclosed to us by or on behalf of the selling stockholders. The selling stockholders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any and all of these shares or interests therein. Any supplement to this prospectus may contain additional or varied information about the selling stockholder and/or additional holders, and any of their transferors, pledgees, donees or successors, the names of natural persons with voting or investment control over the shares covered hereby, and the aggregate amount of the shares offered that is beneficially owned by each person. This information will be obtained from the selling stockholder and/or additional holders.

Shares listed under the column “Shares Offered by this Prospectus” represent the number of shares that may be sold by the selling stockholders pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock split, stock dividend, or similar transaction which results in an increase in the number of outstanding shares of our common stock.

The information under the heading “Shares Beneficially Owned After the Offering” assumes the selling stockholder sells all of its shares covered hereby to unaffiliated third parties, that the selling stockholders will acquire no additional shares of our common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling stockholders will continue to be beneficially owned. The selling stockholders may dispose of all, part or none of their shares.

For purposes of the table below, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Except as stated in the notes to the table, shares of common stock subject to options, warrants or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from April 30, 2007 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date on which they provided to us the information regarding their shares of common stock.

	Shares Beneficially Owned Prior to the Offering			Shares Offered by	Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Number		Percent (1)	this Prospectus	Number	Percent
Cheyne Fund LP Stornoway House 13 Cleveland Row London, SW1A 1DH England	309,257	(2)	3.71%	132,000	177,257	2.13%
Cheyne Leverage Fund Stornoway House 13 Cleveland Row London, SW1A 1DH England	253,029	(3)	3.05%	108,000	145,029	1.75%
Context Advantage Master Fund, L.P. c/o Context Capital Management, LLC 12626 High Bluff Drive, Suite 440 San Diego, CA 92130	273,143	(4)	3.29%	112,000	161,143	1.95%
Cranshire Capital, LP 3100 Dundee Road, Suite 703 Northbrook, IL 60062	77,999	(5)	*	15,000	56,956	*
J.P. Morgan Securities Inc.(6) 270 Park Ave., 8th Floor New York, NY 10017	948,857	(7)	9.99%	405,000	543,857	6.25%
JMG Capital Partners, LP 11601 Wilshire Blvd., Suite 2180 Los Angeles, CA 90025	237,214	(8)	2.86%	101,250	135,964	1.64%
JMG Triton Offshore Fund, Ltd. 11601 Wilshire Blvd., Suite 2180 Los Angeles, CA 90025	237,214	(9)	2.86%	101,250	135,964	1.64%
Laurel Ridge Capital, LP 633 Third Avenue, 27th Floor New York, NY 10017	140,571	(10)	1.70%	60,000	80,571	*
Plexus Fund Limited c/o Plexus Partners, London 29 Queen Anne’s Gate London, SW1H 9BU England	175,714	(11)	2.13%	75,000	100,714	1.22%
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio c/o RG Capital Management, L.P. 3 Bala Plaza - East, Suite 501 Bala Cynwyd, PA 19004	415,005	(12)	4.99%	262,500	352,500	4.14%
Smithfield Fiduciary LLC c/o Highbridge Capital Management, LLC 9 West 57th Street, 27th Floor New York, NY 10019	70,286	(13)	*	30,000	40,286	*
Wolverine Convertible Arbitrage Fund Trading Limited c/o Wolverine Asset Management, LLC 175 West Jackson, #200 Chicago, IL 60604	70,286	(14)	*	30,000	40,286	*

*	Less than one percent.

(1)	Except as otherwise noted in the notes below, percentage ownership is based on 8,164,239 shares of our common stock outstanding as of April 30, 2007.

(2)
Pursuant to an investment management agreement, David Treadwell serves as the manager of Cheyne Fund LP and Cheyne Leverage Fund. As a result, Mr. Treadwell may be considered beneficial owner of any shares deemed to be beneficially owned by such funds. Includes 70,400 shares underlying New Convertible Notes and 106,857 shares issuable upon exercise of warrants.

(3)
Pursuant to an investment management agreement, David Treadwell serves as the manager of Cheyne Fund LP and Cheyne Leverage Fund. As a result, Mr. Treadwell may be considered beneficial owner of any shares deemed to be beneficially owned by such funds. Includes 57,600 shares underlying New Convertible Notes and 87,429 shares issuable upon exercise of warrants.

(4)
Context Capital Management, LLC is the General Partner of Context Advantage Master Fund, LP. and consequently has voting control and investment discretion over the securities held by said entity.  Michael S. Rosen and William D. Fertig are the managing members of Context Capital Management, LLC.  Includes 64,000 shares underlying New Convertible Notes and 97,143 shares issuable upon exercise of warrants.

(5)
Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P. Includes 8,000 shares underlying New Convertible Notes and 12,143 shares issuable upon exercise of warrants being registered by this registration statement, and 21,428 shares issuable upon exercise of warrants which are not being offered by this prospectus.

(6)	These securities may also be deemed to be beneficially owned by JPMorgan Chase & Co., the indirect parent of J.P. Morgan Securities Inc.

(7)
Includes 405,000 shares of common stock issued in connection with the Exchange, 216,000 shares underlying New Convertible Notes and 327,857 shares issuable upon exercise of warrants. The 405,000 shares held as of April 30, 2007 represent 4.96% of the shares outstanding. The number of shares beneficially owned is subject to certain provisions in the Indenture underlying the New Convertible Notes and in the New Warrants which limit beneficial ownership to a maximum of 4.99% of the Company’s outstanding shares. Under those provisions, the limit is subject to increase by the shareholder to a percentage not in excess of 9.99% upon 60 days prior written notice to the Company. As of April 30, 2007, J.P. Morgan Securities Inc. has not given the Company such notice. The forms of the referenced agreements are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

(8)
JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings. For a discussion of director Mark Tunney’s arrangements with JMG Partners, see “Certain Relationships and Related Transactions”.

(9)
JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the Registrable Securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings. For a discussion of director Mark Tunney’s arrangements with the Fund, see “Certain Relationships and Related Transactions”.

(10)
Laurel Ridge GP LLC is the general partner of Laurel Ridge Capital, LP and has voting power and investment control over the securities. The managing member of Laurel Ridge GP LLC is Van Nguyen. Includes 32,000 shares underlying New Convertible Notes and 48,571 shares issuable upon exercise of warrants.

(11)	Includes 40,000 shares underlying New Convertible Notes and 60,714 shares issuable upon exercise of warrants.

(12)
Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio. The number of shares beneficially owned is subject to certain provisions in the Indenture underlying the New Convertible Notes and the warrants which may limit beneficial ownership in certain instances to a maximum of 4.99% of the Company’s outstanding shares. The forms of these agreements are filed as exhibits to the Registration Statement of which this Prospectus forms a part. Includes an aggregate of 152,505 shares underlying New Convertible Notes and shares issuable upon exercise of warrants. Without giving effect to the 4.99% limitation, the selling stockholder has the right to acquire 140,000 shares upon conversion of the New Convertible Notes and 212,500 shares upon exercise of warrants.

(13)
Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Each of Highbridge Capital Management, LLC Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC. Includes 16,000 shares underlying New Convertible Notes and 24,286 shares issuable upon exercise of warrants.

(14)
Wolverine Asset Management, LLC is the investment advisor of Wolverine Convertible Arbitrage Fund Trading Limited. James V. Harkness serves as the Chief Executive Officer of Wolverine Asset Management, LLC.  As a result, Mr. Harkness may be considered beneficial owner of any shares deemed to be beneficially owned by it.  Includes 16,000 shares underlying New Convertible Notes and 24,286 shares issuable upon exercise of warrants.

  Broker-Dealer and Other Affiliations

To our knowledge, the following selling stockholders are broker-dealers or affiliates of broker-dealers:

•	J.P. Morgan Securities Inc. is a broker-dealer and, as such, is an underwriter with respect to shares it may sell under this Registration Statement.

•
Wolverine Convertible Arbitrage Fund Trading Ltd. is an affiliate of a broker dealer. Wolverine has represented to the Company that they purchased the shares being registered in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.

We have been advised by each of the selling stockholders that (i) they do not as of March 29, 2007 have a short position in our common stock and/or (ii) it is their policy not to enter into any short sales with respect to any security while in possession of any material, nonpublic information regarding such security.

Dollar Value of Underlying Securities and Potential Profits on Conversion and Exercise

The following table sets forth information with respect to the total possible profit the selling stockholders could realize as a result of the conversion and exercise discount for the shares of common stock underlying the New Convertible Notes and New Warrants issued in the Exchange transaction. The shares of common stock underlying the New Convertible Notes and New Warrants are not being registered under the registration statement of which this prospectus forms a part.

Amount
Closing price of our common stock on the OTC Bulletin Board Global Market on January 23, 2007, the day prior to the closing date of the Exchange.	$9.50

Initial conversion price and exercise price of the securities underlying the New Convertible Notes and New Warrants, respectively.	$7.00

Total possible shares of common stock underlying the New Convertible Notes and New Warrants (assuming no interest payments and complete conversion/exercise through the term of the instruments).	2,277,714

Combined market price of the total possible shares underlying the New Convertible Notes and New Warrants, based on closing price on January 23, 2007.	$21,638,283

Combined conversion price of the total possible shares calculated by using the conversion price on the date of issuance of the New Convertible Notes and New Warrants and the total possible number of shares of common stock the selling stockholders may receive.	$15,943,998

Total possible discount to the market price as of the date of the issuance of the New Convertible Notes and New Warrants, calculated by subtracting the total conversion price on the date of the issuance from the combined market price of the total number of shares of common stock underlying the New Convertible Notes and New Warrants on that date.	$5,694,285

To our knowledge, none of the selling stockholders or any of their affiliates holds any securities of the Company which are exercisable or convertible into shares of our common stock, other than the New Convertible Notes and New Warrants issued in the Exchange transaction. For further details about the Exchange transaction, see “Management’s Discussion and Analysis—Recent Financings—Master Exchange Agreement”.

To our knowledge the Company has had no prior securities transactions with any of the selling stockholders, their affiliates or any person with whom the selling stockholders have a contractual relationship regarding the Exchange transaction, except for the CAP Financing (see “Management’s Discussion and Analysis—Recent Financings—CAP Financing”) and grants of restricted stock to a director in the ordinary course (see “Certain Relationships and Related Transactions”).

  PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board, NASDAQ Capital Market, NASDAQ Global Market, the American Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed ten percent (10%).

We are required to pay certain fees and expenses we incur incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

  LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, Los Angeles, California.

  EXPERTS

Causey Demgen & Moore Inc., an independent registered public accounting firm, has audited our consolidated financial statements for the eight month period ended June 30, 2005 and for the year ended June 30, 2006, as set forth in their report. We have included our financial statements in the prospectus in reliance on Causey Demgen & Moore Inc.’s report, given on their authority as experts in accounting and auditing. Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, has audited our consolidated statements of income, stockholder’s equity and cash flows for the period from December 2, 2003 to October 31, 2004. We have included our financial statements in the prospectus in reliance on Singer Lewak Greenbaum & Goldstein LLP’s report, given on their authority as experts in accounting and auditing.

  ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form SB-2 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and Schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents or any contract or any other document that is filed as an Exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an Exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E. Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act, and in accordance with the Exchange Act, we file annual, quarterly and special reports, and other information with the SEC. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
FP Technology, Inc.

We have audited the accompanying consolidated balance sheet of FP Technology, Inc. as of June 30, 2005 and 2006 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the period from November 1, 2004 to June 30, 2005 and for the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FP Technology, Inc. as of June 30, 2005 and 2006 and the results of their operations and their cash flows for the period from November 1, 2004 to June 30, 2005 and the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Denver, Colorado
August 18, 2006, except for note 13 as to which date is September 27, 2006	Causey Demgen & Moore Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
FP Technology, Inc. (formerly Firepond, Inc., a wholly owned subsidiary of Jaguar Holdings, LLC)

We have audited the consolidated statements of operations, stockholder’s equity and cash flows of FP Technology, Inc. (formerly Firepond, Inc., a wholly owned subsidiary of Jaguar Holdings, LLC) for the period from December 2, 2003 (acquisition) to October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of FP Technology, Inc. (formerly Firepond, Inc. a wholly owned subsidiary of Jaguar Holdings, LLC) referred to above, present fairly, in all material respects, the results of its operations and its cash flows for the period from December 2, 2003 (acquisition) to October 31, 2004, in conformity with accounting principles generally accepted in the United States.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
April 25, 2005

FP TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEET
June 30, 2005 and 2006

	6/30/2005	6/30/2006
ASSETS

Current assets
Cash and cash equivalents	$24,379	$831,184
Restricted cash	—	47,500,000
Accounts receivable, net of allowance for doubtful accounts of $10,000	548,956	115,206
Debt issuance costs	—	1,633,835
Unbilled revenue	2,748	—
Assets to be sold	127,035	—
Other current assets	69,763	601,956

Total current assets	772,881	50,682,181

Property and equipment, net	304,610	191,081
Goodwill	4,772,413	4,772,413
Deferred offering costs	—	43,076
Deposits	32,942	12,140

Total assets	$5,882,846	$55,700,891

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term notes payable net of discount of $154,250 (2006)	$1,000,000	$52,595,750
Accounts payable	159,743	524,171
Accrued liabilities	1,207,001	2,082,459
Deferred revenue	1,188,287	1,609,657
Liabilities associated with assets to be sold	31,594	—

Total current liabilities	3,586,625	56,812,037

Long-term notes payable	2,000,000	—

Commitments and contingencies

Stockholders’ equity (deficit)
Preferred stock, par value $.001
Authorized - 5,000,000 shares
Issued and outstanding - none
Common stock, par value $.001
Authorized - 100,000,000 shares
Issued and outstanding 2,177,414 shares at 2005
Issued and outstanding 5,100,441 shares at 2006	2,177	5,100
Additional paid in capital (deficiency)	(997,167)	2,182,237
Retained earnings/accumulated deficit	1,971,989	(2,811,192)
Deferred compensation	—	(487,291)
Accumulated other comprehensive loss	(680,778)	—

Total stockholders’ equity (deficit)	296,221	(1,111,146)

Total liabilities and stockholders’ equity	$5,882,846	$55,700,891

The accompanying notes are an integral part of these financial statements.

FP TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the period December 2, 2003 through October 31, 2004
and for the eight months ended June 30, 2005
and for the period ended June 30, 2006

	Period Ended	Period Ended	Period Ended
	10/31/2004	6/30/2005	6/30/2006
Revenues
Enterprise revenues	8,950,055	2,841,394	3,310,242
OnDemand revenues	—	—	451,352

Cost of goods sold
Enterprise	2,087,776	1,269,357	1,585,188
OnDemand	—	—	359,462

Gross profit	6,862,279	1,572,037	1,816,944

Operating expenses
Sales, general and administrative	1,330,110	1,343,750	3,165,398
Research and development	1,953,895	1,118,141	1,835,176
Restructuring and other special charges	3,447,293	176,578	(16,170)
Settlement of claim	—	(646,863)	(1,712,500)

Total operating expenses	6,731,298	1,991,606	3,271,904

Income (loss) from operations	130,981	(419,569)	(1,454,960)

Other income (expense), net
Interest income	—	—	522,045
Interest (expense)	(208,787)	(128,333)	(3,068,063)
Other income (expenses)	126,608	28,209	(18,951)
Total other income (expense), net	(82,179)	(100,124)	(2,564,969)

Net income (loss) from continuing operations	48,802	(519,693)	(4,019,929)

Loss from discontinued operations	(118,005)	—	(763,252)
Gain on disposal of discontinued operations	—	2,560,885	—

Net Income (loss)	$(69,203)	$2,041,192	$(4,783,181)

Net income (loss) per share - basic and diluted
Income (loss) from continuing operations	$0.02	$(0.24)	$(1.64)
Loss from discontinued operations	$(0.05)	—	$(0.31)
Gain on disposal of discontinued operations	—	$1.18	—

Basic and diluted income (loss) per share	$(0.03)	$0.94	$(1.95)

Basic and diluted weighted average common shares outstanding	2,177,414	2,177,414	2,454,540

The accompanying notes are an integral part of these financial statements.

FP TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the period December 2, 2003 through October 31, 2004
and for the eight months ended June 30, 2005
and for the period ended June 30, 2006

	Firepond, Inc. Common Stock		FP Technology, Inc. Common Stock
		$0.001		$0.001	Additional Paid	Retained Earnings	Loan Receivable and	Accumulated Other Comprehensive	Stockholders’	Comprehensive
	Shares	Par Value	Shares	Par Value	In Capital	(Deficit)	Deferred Compensation	Income (Loss)	Equity (Deficit)	Income (Loss)

Balance, December 2, 2003 (Acquisition)	22	$1	—	$—	$9	$—	$—	$—	$10	$—

Dividend of shares issued to shareholders	2,177,392	2,176	—	—	(2,176)	—	—	—	—	—
Loan receivable to owner	—	—	—	—	—	—	(1,175,000)	—	(1,175,000)	—
Currency translation adjustment	—	—	—	—	—	—	—	(721,761)	(721,761)	(721,761)
Net loss	—	—	—	—	—	(69,203)	—	—	(69,203)	(69,203)

Balance, October 31, 2004	2,177,414	2,177	—	—	(2,167)	(69,203)	(1,175,000)	(721,761)	(1,965,954)	(790,964)

Debt forgiveness	—		—	—	(1,175,000)	—	1,175,000	—	—	—
Capital contribution	—	—	—	—	180,000	—	—	—	180,000	—
Net income	—	—	—	—	—	2,041,192	—	40,983	2,082,175	2,082,175

Balance, June 30, 2005	2,177,414	2,177	—	—	(997,167)	1,971,989	—	(680,778)	296,221	1,291,211

FP Technology — Common Stock	—	—	2,016,124	2,016	47,984	—	—	—	50,000	—
FP Technology — Additional Paid in Capital	—	—	—	—	(50,000)	—	—	—	(50,000)	—
Issuance of convertible debt with warrants	—	—	—	—	510,000	—	—	—	510,000	—
Issuance of convertible debt with warrants	—		—	—	160,000	—	—	—	160,000	—
Issuance of additional shares to 100% owner	—	—	161,290	161	(161)	—	—	—	—	—
Existing AFG Enterprises equity at time of reverse merger	—	—	1,108,502	1,108	(23,123)	—	—	—	(22,015)	—
Issuance of common stock awards to directors and officers	—	—	1,814,525	1,815	562,527	—	(564,342)	—	—	—
Issuance of warrants in connection with debt financing	—	—	—	—	1,970,000	—	—	—	1,970,000	—
Net loss for the twelve months ended June 30, 2006	—	—	—	—		(4,783,181)	77,051	680,778	(4,025,352)	(4,102,403)
Reclassification of Firepond equity as a result of Trust created to assume all prior liabilities	(2,177,414)	(2,177)	—	—	2,177	—	—	—	—	—

Balance, June 30, 2006	—	$—	5,100,441	$5,100	$2,182,237	$(2,811,192)	$(487,291)	$—	$(1,111,146)	$(2,811,192)

The accompanying notes are an integral part of these financial statements.

FP TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the period from December 2, 2003 to October 31, 2004,
the eight months ended June 30, 2005 and the period ended June 30, 2006

	Period Ended	Period Ended	Period Ended
	10/31/2004	6/30/2005	6/30/2006
Cash flows from operating activities
Net income (loss)	$(69,203)	$2,041,192	$(4,783,181)
Adjustments to reconcile net loss to net cash used in operating activities
(Gain) on disposal of discontinued operations	—	(2,514,837)	—
(Gain)/loss on disposal of fixed assets	—	19,298	—
Settlement of claim	—	(646,863)	(1,712,500)
Depreciation and amortization	92,734	105,863	2,382,183
Loss from discontinued operations	1,625,591	—	680,778
(Increase) decrease in
Accounts receivables	281,012	29,603	433,750
Unbilled services	36,039	1,269	2,748
Prepaid expenses and other assets	390,572	78,729	(405,158)
(Decrease) increase in
Accounts payable	(183,502)	(137,832)	364,428
Accrued liabilities	(931,476)	134,432	1,034,348
Restructuring accrual	(586,485)	56,874	—
Deferred revenue	(1,737,708)	(281,047)	421,370

Net cash used in operating activities	(1,082,426)	(1,113,319)	(1,581,234)

Cash flows from investing activities
Change in goodwill value	808,685	—	—
Change in intangible assets	1,731,200	—	—
Restricted cash	—	—	(47,500,000)
Purchase of property and equipment	(172,051)	(19,032)	(42,018)
Other assets	—	29,002	(22,274)

Net cash provided by (used in) investing activities	2,367,834	9,970	(47,564,292)

Cash flows from financing activities
Issuance of notes receivable	(1,350,000)	—	—
Issuance of notes receivable to owner	(1,175,000)	—	—
Payments on notes payable	(600,000)	(1,600,000)	(1,250,000)
Debt issuance costs	—	—	(1,297,669)
Capital contributions	—	180,000	—
Borrowings from notes payable	—	—	52,500,000

Net cash provided by (used in) financing activities	(3,125,000)	(1,420,000)	49,952,331

Effect of exchange rate changes on cash and cash equivalents	(721,761)	—	—

Net (decrease) increase in cash and cash equivalents	(2,561,353)	(2,523,349)	806,805

Cash and cash equivalents, beginning of period	5,109,081	2,547,728	24,379

Cash and cash equivalents, end of period	$2,547,728	$24,379	$831,184

Supplemental cash flow information:

Taxes Paid	$—	$—	$—
Interest paid	$—	$—	$226,667

Non Cash Financing and Investing Activities:

During the period ended June 30, 2005, the Company transferred a note receivable of $1,350,000 and recorded income of $646,863 in connection with the settlement of the GM note in the principal amount of $1,800,000 plus accrued interest of $196,863. A write-off of a related party note receivable was offset against additional paid in capital (deficiency).

During the period ended June 30, 2006, the Company issued convertible notes and warrants and valued the conversion rights and the warrants at $670,000 as a discount on debt.

During the period ended June 30, 2006, the Company issued warrants valued at $1,970,000 for debt service costs.

The accompanying notes are an integral part of these financial statements.

FP TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006

  NOTE 1 - ORGANIZATION AND LINES OF BUSINESS

FP Technology, Inc. (the “Company”) is a pioneer in software solutions that help companies with complex products to convert more leads into accurate orders. Companies with complex products may achieve measurable and meaningful returns on investment using the Company’s technology by reducing total cost of sales, whether sales are generated through a direct sales force, an indirect channel network or via the web.

The Company generates revenue from its new OnDemand subscription based software as well as legacy license and service revenue. The OnDemand product was launched in commercial form in August 2005 and we are strategically transitioning from an historic enterprise software model to a web based delivery model. License revenue is generated from licensing the rights to the use of Company’s packaged software products. Service revenue is generated from sales of maintenance, consulting and training services performed for customers that license the Company’s products.

In June 2006, FP Technology Holdings, Inc. (“FPT”) changed its name to FP Technology, Inc.

On June 29, 2006, AFG Enterprises USA, Inc. (“AFG”) as the 100% owner of all of the outstanding stock of FP Technology, Inc., merged with and into FP Technology, Inc. with FP Technology, Inc. as the surviving corporation.

On March 29, 2006, AFG entered into an Agreement and Plan of Merger by and among FP Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of FPT, pursuant to which AFG agreed to acquire all of the issued and outstanding capital stock of FPT (the “FP Acquisition”). AFG completed the acquisition of FPT on the same date, and FPT became a wholly-owned subsidiary of AFG. In connection with the FP Acquisition, AFG changed its fiscal year end from December 31 to June 30.

As a result of the merger, each share of common stock of FPT outstanding immediately prior to the effective time of the merger (the “Effective Time”) was converted into the right to receive shares of common stock of AFG at an exchange ratio of 0.4032248 for each share of FPT common stock. AFG issued an aggregate of 3,991,939 shares of its common stock, par value $0.001 per share (the “Purchase Price”) in exchange for all issued and outstanding shares of FPT common stock. The issuance of such shares of common stock was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder. The transaction has been recorded as a recapitalization of FPT whereby the capital structure and outstanding shares of common stock have been adjusted as if there was a stock split and a subsequent issuance of common stock to AFG valued at the net book value of AFG at March 29, 2006.

On September 13, 2005, FPT acquired all of the operating assets, certain liabilities, and all of the employees of Firepond, Inc. (“Firepond”) as part of a restructuring and new financing transaction (the “Firepond Asset Acquisition”). Firepond and FPT shared the same 100% owner both immediately before and after the Firepond Asset Acquisition. As such, the financial statements included herein present the consolidated post merger financial statements of Firepond, Inc., FP Technology, Inc. (formerly - FP Technology Holdings, Inc.) and AFG Enterprises USA, Inc. Firepond was liquidated in January 2006 and its assets were transferred to a liquidating trust.

A wholly owned subsidiary (“Fire Sub”) of Jaguar Technology Holdings, LLC (“Jaguar”) completed a tender offer (“Tender Offer”) for Firepond on December 2, 2003, after which Fire Sub held 90.3% of Firepond’s outstanding shares. Immediately after consummation of the Tender Offer, Fire Sub completed a merger (the “Merger”) without the vote of shareholder’s in accordance with Delaware’s short form merger procedures. Pursuant to the Tender Offer and the Merger, each share of Firepond common stock was converted into the right to receive $3.16 in cash, without interest. Upon completion of the Merger, the shareholders were redeemed at the tender offer price, and Jaguar owned all of the outstanding equity of Firepond.

At the completion of the merger, Jaguar assumed control of the Company. In accordance with FAS 141, the net assets were adjusted to reflect the new basis of the assets.

The difference between the Company’s new basis and the fair market value of its assets at the date of the acquisition was recorded as goodwill. A summary of the assets purchased in the acquisition is as follows:

Cash	$5,109,081
Receivables	859,571
Assets to be sold	2,465,174
Other assets	641,065
Property and equipment	191,600
Intangible assets	1,731,200
Accounts Payable	(481,062)
Accrued liabilities	(1,920,701)
Deferred Revenue	(3,207,042)
Accrued Restructuring	(809,818)
Liabilities associated with assets to be sold	(3,160,156)
Notes Payable	(7,000,000)

Basis of net liabilities assumed	(5,581,088)
Goodwill	5,581,088

  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

For the period from December 2, 2003 through September 12, 2005, the financial statements presented herein are those of Firepond. For the period from September 13, 2005 through January 17, 2006, the financial statements presented herein are the combined financial statements of Firepond and FPT. Pursuant to FIN 46(R), the financial statements presented herein for the fiscal period ended June 30, 2006 include the consolidated financial statements of FP, AFG (commencing March 29, 2006) and the Firepond liquidating trust.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Liquidity

During the fiscal period ended June 30, 2006, the Company incurred loses of $4,019,929 from continuing operations and $763,252 from discontinued operations and had negative cash flow from operations of $1,581,234. Subsequent to year end, the Company secured new capital in the form of $7,000,000 in proceeds from the sale of common stock as described in Note 13.

Revenue Recognition

Enterprise Software Revenue Recognition

Enterprise software revenue or license revenue is generated from licensing the rights to the use of the Company’s packaged software products. The Company recognizes enterprise software revenue based on the provisions of the American Institute of Certified Pubic Accountants (AICPA) Statement of Position, No. 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended, and Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).

The Company generates enterprise software revenue from licenses and services. License revenue is generated from licensing the rights to the use of the Company’s packaged software products. Service revenue is generated from sales of maintenance, consulting and training services performed for customers that license the Company’s packaged software products.

The Company has concluded that generally, where the Company is responsible for implementation services for the SalesPerformer product suite and their components, the implementation services are essential to the customer’s use of the products. In such arrangements, the Company recognizes revenue following the percentage-of-completion method over the implementation period. Percentage of completion is computed on the basis of the number of implementation hours incurred to date compared to estimated total implementation hours. This method is used because management has determined that past experience has evidenced expended hours to be the best measure of progress with respect to these types of arrangements. In those instances where the estimate of total contract revenue and total contract cost indicate that a loss will be realized with respect to a particular arrangement, a provision for the entire loss on the contract is recorded in the period of determination.

In situations where the Company is not responsible for implementation services for the SalesPerformer product suite, the Company recognizes revenue on delivery of the packaged software provided (i) there is persuasive evidence of an arrangement, (ii) collection is probable and (iii) the fee is fixed or determinable. In situations where the Company is not responsible for implementation services for the SalesPerformer product suite, but is obligated to provide unspecified additional software products in the future, the Company recognizes revenue as a subscription over the term of the commitment period.

For product sales that are recognized on delivery, the Company will execute contracts that govern the terms and conditions of each software license, as well as maintenance arrangements and other services arrangements. If an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

Revenue under multiple element arrangements (which may include several different software products and services sold together) is allocated to each element based on the residual method in accordance with Statement of Position, No. 98-9, “Software Revenue Recognition with Respect to Certain Arrangements” (“SOP 98-9”). The Company uses the residual method when vendor-specific objective evidence of fair value does not exist for one of the delivered elements in the arrangement. Under the residual method, the fair value of the undelivered elements is deferred and subsequently recognized. The Company has established sufficient vendor-specific objective evidence for professional services, training and maintenance and support services based on the price charged when these elements are sold separately. Accordingly, packaged software license revenue is recognized under the residual method in arrangements in which software is licensed with professional services, training, and maintenance and support services.

Revenue from maintenance services is recognized ratably over the term of the contract, typically one year. Consulting revenue is primarily related to implementation services performed on a time-and-materials basis under separate service arrangements. Revenue from consulting and training services is recognized as services are performed.

OnDemand Hosted License Revenue

Firepond OnDemand is an application that enables a company’s sales force and supporting organizations to configure complex products, and accurately price those products. For Firepond OnDemand contracts, the Company does not actually deliver a software product to a customer for installation on the customer’s in-house systems but rather makes the software available to the customer through a Company hosting arrangement. In this case the Company installs and runs the software application either on its own or a third-party’s server giving customers access to the application via the Internet or a dedicated line. Accordingly, the Company evaluates its revenue recognition in consideration of SOP 97-2 or whether such activity falls outside of such guidance.

An Emerging Issues Task Force was tasked with assessing the applicability of SOP 97-2 to such hosting arrangements and considering how a vendor’s hosting obligation would impact revenue recognition. This discussion resulted in the issuance of Emerging Issues Task Force 00-03, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware” (“EITF 00-03”). Under EITF 00-03, the Task Force reached a consensus that a hosting arrangement is within the scope of SOP 97-2 if:

•	the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty; and

•	it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software without significant penalty.

This allows the Company the ability to recognize that portion of the fee attributable to the license on delivery, while that portion of the fee related to the hosting element would be recognized ratably as the service is provided, assuming all other revenue recognition criteria have been met. If a hosting arrangement fails to meet the requirements of EITF 00-03 then the arrangement is not considered to have a software element and therefore is outside of the scope of SOP 97-2. The hosting arrangement, which would follow a services accounting model, would then likely be accounted for in accordance with the guidance contained in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). SAB 101 contains the same four basic criteria for revenue recognition as SOP 97-2:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The vendor’s price to the buyer is fixed or determinable; and

•	Collectibility is reasonably assured.

Once these conditions have been met, revenue can be recognized. SAB 101 was amended by Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 (“Revenue Recognition, corrected copy” (“SAB 104”), which codified current and existing revenue recognition issues. In consideration of the above criteria, in general terms, revenue from product-related hosted solution is recognized ratably over the term of the contract after payment has been received. Hosted solution includes unspecified upgrades, end user support up to two primary contacts and hosted server support.

The Company has recorded deferred revenue on amounts billed or collected by the Company before satisfying the above revenue recognition criteria. Deferred revenue at June 30, 2005 and 2006 consisted of the following:

	Period Ended	Period Ended
	June 30, 2005	June 30, 2006

OnDemand revenue	$0	$440,647
Product license and related services	80,337	76,636
Product-related maintenance	1,107,950	1,092,374
	$1,188,287	$1,609,657

Cost of goods sold

Cost of licenses includes royalties, media, product packaging, documentation, and other production costs.

Cost of product-related services and maintenance and cost of custom development services revenue consist primarily of salaries, related costs for development, consulting, training and customer support personnel, including cost of services provided by third-party consultants engaged by the Company.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the periods ended October 31, 2004, June 30, 2005 and 2006 were $3,869, $713 and $9,085 respectively.

Allowance for Doubtful Accounts

The Company uses the allowance method to determine the allowance for doubtful accounts. The allowance is based upon prior years’ experience and management’s analysis of specific receivables.

The allowance for doubtful accounts was $10,000 at June 30, 2005 and 2006.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and payable, and debt. The carrying values of cash and cash equivalents and accounts receivable and payable approximate fair value. The Company believes the fair values and the carrying value of the Company’s debt would not be materially different due to the instruments interest rates and maturity dates.

Income Taxes

Income taxes are accounted for based on guidance in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under SFAS No. 109, deferred income tax liabilities and assets are determined based on the difference between the financial reporting and tax bases of assets and liabilities using currently enacted tax rates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains its cash deposits at numerous banks located throughout the United States, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. Cash equivalents, which may consist of money market, commercial paper and U.S. federal agency securities, are classified as available-for-sale and therefore carried at fair market value. As of June 30, 2005 and 2006, cash equivalents were $0.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Computer equipment and software	2 to 5 years
Furniture and fixtures	5 years
Leasehold improvements	5 years

The cost of assets retired or disposed of and the accumulated depreciation thereon is removed from the accounts with any gain or loss realized upon sale or disposal credited or charged to operations, respectively.

Goodwill

Prior to the January 1, 2002 implementation of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill was amortized on a straight-line basis over 5-20 years. Since that date, goodwill has been subject to periodic impairment tests in accordance with SFAS 142.

The Company identifies and records impairment losses on long-lived assets, including goodwill that is not identified with an impaired asset, when events and circumstances indicate that an asset might be impaired. Events and circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, a change in the operating model or strategy and competitive forces.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flow attributable to the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets. To date no such impairment has been recorded.

Concentration of Credit Risk

Statement of Financial Accounting Standards No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” (“SFAS No. 105”) requires disclosure of any significant off-balance sheet risks and credit risk concentrations. The Company has no significant off-balance-sheet risks. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalents with established financial institutions. The Company’s credit risk is managed by investing its cash in high quality money market instruments and high quality corporate issuers.

Concentration of credit risk related to accounts receivable and unbilled services is limited to several customers to whom the Company makes substantial sales. The Company performs periodic credit evaluations of its customers and has recorded allowances for estimated losses. The Company has not experienced any material losses related to receivables from individual customers, geographic regions or groups of customers.

During the period ended June 30, 2006, the Company conducted business with three customers whose sales made up 11.7% (foreign customer), 10.8% (foreign customer) and 10.2% of net revenues. As a percentage of total revenues, domestic sales were approximately 53.5% and foreign sales were approximately 46.5%.

Net Income (Loss) Per Share

Net income (loss) per share is computed based on the guidance of SFAS No. 128, “Earnings per Share” (“SFAS No. 128”). SFAS No. 128 requires companies to report both basic income (loss) per share, which is computed by dividing the net income (loss) by the weighted average number of common shares outstanding, and diluted income (loss) per share, which is computed by dividing the net income (loss) by the weighted average number of common shares outstanding plus the weighted average dilutive potential common shares outstanding using the treasury stock method. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

Foreign Currency Translation

The local currency is the functional currency of the Company’s subsidiaries. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average rates for the period. Gains and losses arising from translation are accumulated as a separate component of stockholder’s equity. Gains and losses arising from transactions denominated in foreign currencies are included in other income.

Computer Software Development Costs and Research and Development Expenses

The Company incurs software development costs associated with its licensed products as well as new products. Since June 1997, the Company has determined that technological feasibility occurs upon the successful development of a working model, which happens late in the development cycle and close to general release of the products. Because the development costs incurred between the time technological feasibility is established and general release of the product are not material, the Company expenses these costs as incurred.

Discontinued Operations

On August 26, 2003, the Company decided to discontinue the operations of all foreign subsidiaries. The results of operations of the foreign subsidiaries of the Company have been classified as discontinued operations in the accompanying consolidated statements of operations for the periods ended October 31, 2004, June 30, 2005 and June 30, 2006. During the period ended June 30, 2005, the Company recorded the elimination of the liabilities associated with its foreign discontinued operations except for Germany and Switzerland which were still in the liquidation process. This elimination resulted in the Company recording approximately $2.6 million in gain on disposal of discontinued operations.

During the period ended June 30, 2006, the Company recorded the elimination of the assets and liabilities associated with its foreign discontinued operations for Germany and Switzerland. This elimination resulted in the Company recording approximately $763,000 in loss from discontinued operations. Accordingly, all assets and liabilities of foreign operations have been written off of the books.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 153, “Exchanges of Nonmonetary Assets,” (“SFAS No. 153”) an amendment to Accounting Principles Board (“APB”) Opinion No. 29 (“Opinion No. 29”), “Accounting for Nonmonetary Transactions”. Statement No. 153 eliminates certain differences in the guidance in Opinion No. 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to Opinion No. 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. The adoption of SFAS No. 153 did not have a material impact on the Company’s financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 will apply to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.

SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS No. 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate, and also the guidance in APB No. 20 requiring justification of a change in accounting principle on the basis of preferability. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS No. 154 was issued. The Company presently does not believe that the adoption of the provisions of SFAS No. 154 will have a material affect on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share Based Payment,” (“SFAS No. 123 (R)”) which eliminates the use of APB Opinion No. 25 and will require the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the reward (the requisite service period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of director/employee share options; share grants and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. SFAS No. 123 (R) must be applied to all shares and options granted or modified after its effective date and also to recognize the cost associated with the portion of any share or option awards made before its effective date for with the associated service has not been rendered as of its effective date.

On April 14, 2005, the U.S. Securities and Exchange Commission announced that the effective date of SFAS No. 123(R) is deferred for calendar year companies until the beginning of 2006. On January 1, 2006, the Company elected to adopt SFAS No. 123(R) early (see Note 11).

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN No. 47”). FIN No. 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Fin No. 47 is effective no later than the end of fiscal periods ending after December 15, 2005 (December 31, 2005 for calendar-year companies). Retrospective application of interim financial information is permitted but is not required. Management does not expect adoption of FIN No. 47 to have a material impact on the Company’s financial statements.

SFAS 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). This Statement shall be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Management does not expect adoption of SFAS No. 155 to have a material impact on the Company’s financial statements.

SFAS 157, “Fair Value Measurements”, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. Management has not evaluated the impact of this statement.

In June 2005, the Emerging Issues Task Force reached a consensus on Issue No. 05-6 (“EITF No. 05-6”), “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination.” EITF No. 05-6 clarifies that the amortization period for leasehold improvements acquired in a business combination or placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes the required lease periods and renewals that are reasonably assured of exercise at the time of the acquisition. EITF No. 05-6 is to be applied prospectively to leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF No. 05-6 did not have a material impact on the Company’s consolidated financial statements.

  NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2005 and 2006 consisted of the following:

Property and equipment:	2005	2006

Computer equipment and software	$3,677,176	$3,421,851
Furniture and fixtures	527,902	527,902
Leasehold improvements	19,915	19,915
	4,224,993	3,969,668
Less accumulated depreciation and amortization	3,920,383	3,778,587
Property and equipment, net	$304,610	$191,081

Depreciation expense was $92,734, $105,863 and $155,547 for the periods ended October 31, 2004, June 30, 2005 and June 30, 2006, respectively.

NOTE 4 - ACCRUED LIABILITIES

Accrued liabilities at June 30, 2005 and 2006 consisted of the following:

	2005	2006

Accrued interest	$162,500	$606,436
Consulting and professional fees	148,355	631,908
Compensation and benefits	190,832	247,312
Sales, use and other taxes	239,943	123,547
Restructuring	280,207	217,735
Other	185,164	255,521
Total accrued liabilities	$1,207,001	$2,082,459

  NOTE 5 —NOTES PAYABLE

On September 13, 2005, Trident Growth Fund, L.P. (“Trident”) loaned FPT $2,000,000, with interest accruing at 12% per annum. Interest is payable monthly and principal due on September 30, 2006 or on consummation of a change in control transaction. The Note was originally convertible into shares of common stock based upon a fixed ratio. On or about November 25, 2005, FPT closed an additional $500,000 note with Trident Growth Fund on the same terms and conditions as the note issued in September 2005. The funds received pursuant to these Notes were used for working capital.

In connection with the acquisition of FPT by AFG and the CAP Financing as described below, on March 29, 2006 AFG entered into an agreement with Trident which amended the operative documents entered into by FPT and Trident in September and November 2005 (the “Master Amendment”) and added AFG as a party to certain of these agreements. Under the Master Amendment, the Notes issued to Trident were amended to be convertible into AFG stock at a price of $6.40 per share, subject to the same anti-dilution adjustments applicable to the Notes issued in the CAP Financing. In addition, the warrants issued to Trident were amended to be exercisable for AFG stock and to reflect an exercise price of $4.00 per share, and the amount of shares issuable under the Trident Warrants was changed to 390,625 shares of AFG common stock (exercisable for a period of 5 years from the date of the initial notes). In addition, the financial covenants under the agreements with Trident were amended to match the financial covenants contained in the CAP Financing.

Also, on March 29, 2006, AFG entered into an Intercreditor and Subordination Agreement with FPT and Trident (the “Subordination Agreement”), pursuant to which Trident agreed to subordinate its rights to those of the investors in the CAP Financing.

On September 13, 2005, Firepond, FPT and General Motors entered into a letter agreement whereby General Motors accepted $1,250,000 in cash from FPT, received a $250,000, 5% unsecured note from FPT, cancelled the note due from Firepond and released its security interest in Firepond assets. This resulted in a $1,712,500 gain on settlement of which $1,500,000 was a non cash settlement of principal and $212,500 was forgiveness of interest.

On March 29, 2006, AFG entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Buyers”) to which the Buyers agreed to purchase (i) AFG’s Senior Secured Nonconvertible Notes due 2011 (the “Nonconvertible Notes” in an aggregate principal amount of $50,000,000 (“CAP Financing”), which Nonconvertible Notes may be exchanged for Senior Secured Convertible Notes due 2011 (the “Convertible Notes”, and together with the Nonconvertible Notes, the “Notes”) or redeemed under certain circumstances, and which Convertible Notes are convertible into shares of AFG’s common stock (the “Conversion Shares”); and (ii) warrants (the “Warrants”) to acquire in the aggregate up to 6,875,000 shares of AFG’s common stock (including warrants granted to the placement agent to acquire 625,000 shares of common stock) exercisable from the earlier of six months after issuance or the Threshold Acquisition Date (as such term is defined in the Indenture) until March 29, 2011 at an exercise price equal to the lower of $8.00 or 125% of the per share price of AFG’s common stock to be sold in an equity offering. The purchase and sale of the Notes and Warrants was consummated on March 29, 2006. The Notes are subject to certain requirements which must be fulfilled or the Notes will be callable within one year.

Notes payable at June 30, 2005 and 2006 consisted of the following:

	2005	2006

Unsecured note payable to General Motors, 5.00%	$3,000,000	$250,000
Trident secured note payable, 12%	—	2,500,000
Senior secured nonconvertible notes, variable rate based on the greater of 4.51% or the 3 month T-Bill rate	—	50,000,000

Less discount	—	(154,250)

Total notes payable	$3,000,000	$52,595,750

Less current portion:	1,000,000	52,595,750

Non-current portion:	$2,000,000	$—

(Weighted average interest rate - 5% for 2005 and 4.88% for 2006)

  NOTE 6 - INTEREST EXPENSE

During the periods ended October 31, 2004, June 30, 2005 and 2006, the Company recorded interest expense of $208,787, $128,333 and $3,068,063 respectively. Included in interest expense is amortization of debt issuance costs related to the CAP financing totaling $1,633,835 for the period ended June 30, 2006. Interest expense in the period ended June 30, 2006 net of the respective amortization is attributable to the note obligations to GM, Trident and the CAP Notes.

  NOTE 7 - ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at June 30, 2005 was as follows:

Foreign currency translation	$(680,778)
Accumulated other comprehensive loss at 6/30/05:	$(680,778)

As a result of the liquidation of the remaining foreign subsidiaries during the period, there was no accumulated other comprehensive loss at June 30, 2006.

  NOTE 8 - RESTRUCTURING AND OTHER SPECIAL CHARGES

During the period from December 2, 2003 (Acquisition) to June 30, 2006, the Company continued to restructure its operations as a result of a prolonged slowdown of global information technology spending, specifically within the enterprise software marketplace. As such, the Company announced a strategic realignment to further enhance its focus on the “lead-to-order” market as well as measures to better align its cost structure with projected revenue and preserve cash. The Company reduced its headcount and facilities as well as writing-off excess equipment and terminated and restructured certain contractual relationships. In connection with the restructuring of its operations, the Company recognized direct and other special charges for the periods ended October 31, 2004, June 30, 2005 and June 30, 2006 of $3.4 million, $200,000 and $0, respectively.

  NOTE 9 - INCOME TAXES

There was no provision for income taxes for the periods ended October 31, 2004, June 30, 2005 and June 30, 2006. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets (liabilities) are as follows:

	Period Ended	Period Ended
	June 30, 2005	June 30, 2006

Net operating losses and credit carryforwards	$5,133,424	$6,759,706
Nondeductible reserves and accruals	618,065	548,877
Depreciation and amortization	78,274	216,351
Capitalized research and development	1,316,060	692,100
Other	—	179,478
Gross deferred tax assets	7,145,823	8,396,512
Valuation allowance	(7,145,823)	(8,396,512)

Net deferred tax assets	$—	$—

Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” provides for the recognition of deferred tax assets if realization of the deferred tax assets is more likely than not. Based upon the weight of available evidence, which includes FPT and its predecessors’ historical operating performance and the reported cumulative net losses in prior years, FPT has provided a full valuation allowance against it net deferred tax assets. The valuation allowance increased by $1,250,689 during the fiscal period ended June 30, 2006. The net operating loss carry forward expires as follows:

2022	$3,548,000
2023	7,095,000
2024	4,193,000
2025	151,000
2026	3,678,000
$18,665,000

Through December 3, 2003, on a tax basis, the Company has a $149,744,000 net operating loss carryforward which will be limited by Section 382 of the Internal Revenue Code of 1986, as amended. The Company has estimated the future limited net operating loss carryforward for this period to be approximately $11,000,000.

  NOTE 10 - COMMITMENTS AND CONTINGENCIES

Litigation

On October 19, 2001, General Motors Corporation (“General Motors”) filed a complaint against the Firepond, Inc. in the Superior Court of Massachusetts, Middlesex County. The complaint alleging, among other things, a breach of contract under agreements entered into in 1994, as amended; anticipatory repudiation in the spring of 2000 of agreements entered into in 1994, as amended; unjust enrichment; establishment of a constructive trust; rescission and restitution based upon failure of consideration as well as extortion and coercion relating to agreements entered into in 1994, as amended; breach of the covenant of good faith and fair dealing; fraud; as well as violation of Chapter 93A of the General Laws of the Commonwealth of Massachusetts relating to unfair and deceptive trade practices. General Motors’ claims further relate to license agreements, services agreements and a general release entered into with Firepond, Inc. in May 2000.

This matter was settled on April 14, 2004, per the terms of the settlement, Firepond, Inc. estimated and accrued a liability of $7,000,000 as of October 31, 2003. During the period ended June 30, 2006, the Company negotiated a further settlement of the note payable and recorded a favorable settlement amount of $1,712,500 into its records.

On December 7, 2004, Firepond, Inc. entered into a revised settlement agreement that called for a promissory note of $3,000,000, the assigning of $1,350,000 of Firepond notes receivable to General Motors, as well as a cash payment of $1,600,000.

On September 13, 2005, Firepond, FP Technology Holdings, Inc. and General Motors entered into a letter agreement whereby General Motors accepted $1,250,000 in cash from FP Technology Holdings, received a $250,000 unsecured note from FP Technology Holdings Inc., cancelled the note due from Firepond and released its security interest in Firepond assets.

On or about December 1, 2004, Freightliner LLC filed a complaint against the Company. The plaintiff alleges breach of contacts, breath of warranty arising out of the parties’ License Agreement and Services Agreement. This matter was settled on August 1, 2005, per the terms of the settlement the Company agreed to pay $3,000,000 over a period of 70 days. The settlement was covered by the Company’s insurance carrier, Steadfast Insurance Company (“Steadfast”), which provided the full amount for the settlement except for a $50,000 deductible which the Company has accrued. Firepond agreed that Steadfast has the right to seek a judicial determination as to the reasonableness of the settlement value of the Freightliner claim and the $3,000,000 settlement. Firepond acknowledged and granted Steadfast the right to recoup from Firepond the amount which represents the difference between the judicially determined settlement value and the $3,000,000 settlement, if the court determines that the reasonable settlement value of the Freightliner claim is less than $3,000,000. Steadfast and Firepond agreed on May 26, 2006 that the Company does not have a reimbursement obligation to Steadfast.

In August 2001, Firepond, Inc. (“Firepond”) was named as a defendant in a securities class action filed in United States District Court for the Southern District of New York related to its initial public offering (“IPO”) in February, 2000. The lawsuit also named certain of the underwriters of the IPO, including FleetBoston, Dain Rauscher, and SG Cowan, as well as officers and directors of Firepond, Klaus P. Besier and Paul K. McDermott, as defendants. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York (the “IPO Litigations”). The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commissions from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of Firepond’s stock. An amended complaint was filed April 19, 2002. Firepond, Inc. and the officers and directors identified above were named in the suits pursuant to Section 11 of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, and other related provisions. The complaints seek unspecified damages, attorney and expert fees, and other unspecified litigation costs.

On July 1, 2002, the underwriter defendants in the consolidated actions moved to dismiss all of the IPO Litigations, including the action involving Firepond.

In June 2003, a proposed settlement of this litigation was structured between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. On or about July 30, 2003, a committee of Firepond’s Board of Directors conditionally approved the proposed partial settlement. The settlement would provide, among other things, a release of Firepond and of the individual defendants for the conduct alleged to be wrongful in the amended complaint. Firepond would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by Firepond’s insurance carriers.

In June 2004, an agreement of settlement was submitted to the court for preliminary approval. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.

On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing was held on April 24, 2006, and the court reserved decision. If the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement will be approved and implemented in its current form, or at all.

The Company is also subject to various other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company’s business, financial condition, or results of operations.

Leases

The Company leases its office space under operating leases expiring at various dates through 2011. For the periods ended October 31, 2004, June 30, 2005 and June 30, 2006, rent expense under these agreements totaled approximately $340,744, $132,612 and $ 192,332 respectively.

At June 30, 2006, the minimum future obligations under operating leases, exclusive of sublease income are as follows:

For the Fiscal Period Ended June 30,

2007	$244,000
2008	230,000
2009	188,000
$662,000

  NOTE 11 - STOCKHOLDERS’ EQUITY

Loan Receivable

The Company made a loan to an entity controlled by the previous Chief Executive Officer and majority shareholder in the Company in the amount of $1,175,000. In conjunction with the General Motors settlement the receivable was written off as a charge to additional paid in capital during the period ended June 30, 2005.

Restricted Stock Awards

On January 5, 2006, in connection with the employment of the Chief Executive Officer and the Chief Financial Officer, the Company issued restricted common stock awards for 302,419 and 201,622 respectively. Such shares vest in their entirety on January 5, 2009. In March, 2006, the Company awarded 1,250,000 common shares to certain officers, and a director which shares vest in their entirety on March 29, 2008.

In March, 2006 a non-employee director was appointed to the Board of Directors and issued 60,484 (post merger) shares of restricted common stock which vest on March 31, 2008. The stock awards were valued at $564,342.

2006 Stock Incentive Plan

Effective June 29, 2006, our board of directors and holders of an aggregate of 3,991,939 shares of our Common Stock, representing approximately 78.3% of the total shares of our Common Stock then outstanding, approved by written consent in lieu of a special meeting our 2006 Stock Incentive Plan (the “2006 Plan”). The 2006 Plan will become effective upon the filing and distribution of the information statement relating therewith to our shareholders pursuant to applicable SEC rules and regulations. The 2006 Plan will permit us to grant to our key employees, directors and consultants up to 1,766,000 shares of Common Stock pursuant to stock option awards, restricted stock grants, and other stock-based award. No Stock award has been issued under the 2006 Plan, and no award will be issued to our award will be issued to our employees or directors until after we have filed a definitive information statement relating to the 2006 plan wit the SEC

Warrants

The following is a summary of warrant activity through June 30, 2006:

	Exercise	Number of
	Price	shares

Issued in connection with Trident Loan	$4.00	390,625
Issued in connection with CAP	$8.00	6,875,000

Balance at June 30, 2006		7,265,625

The following is additional information related to warrants:

		Weighted
		Average
	Warrant price	exercise	Number of
	per share	price	shares

Balance June 30, 2005	—	—	—
Granted	$4.00 to $8.00	$7.78	7,265,625
Exercised	—	—	—
Forfeited	—	—	—

Balance June 30, 2006	$4.00 to $8.00	$7.78	7,265,625

Warrants exercisable at June 30, 2006	$4.00 to $8.00	$7.78	390,625*

*All existing CAP warrants are exercisable from the earlier of six months after issuance or the Threshold Acquisition Date as defined in the CAP documentation.

	Weighted
	average	Weighted
	remaining	Average
	contractual	Exercise	Number of
Price per share	life in years	Price	Shares

$ 4.00	4.24	$4.00	390,625
$ 8.00	4.75	$8.00	6,875,000
			7,265,625

  NOTE 12 - PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan for US employees which conforms to Internal Revenue Service provisions for 401(k) plans. Employees must be at least 21 years of age to be eligible to participate in the plan. Participants may contribute up to 100% of their earnings. The Company has the option to match 50% of the first 2% and 25% of the next 4% of employee contributions and may make additional contributions as determined by the board of directors. There were no employer matching contributions in the periods ended October 31, 2004, June 30, 2005 and June 30, 2006.

  NOTE 13 - SUBSEQUENT EVENTS

On August 31, 2006, the Company completed a private placement of public equity units (the “Units”) of FP Technology, Inc. (“PIPE Offering”). The Units were offered through Rodman & Renshaw, LLC, as placement agent, on a best efforts basis at $7.00 per Unit. Each Unit consisted of one share of common stock, $0.001 par value per share, of the Company (“Common Stock”) and a warrant (“Warrant”) to acquire one share of Common Stock at $7.00 per share.

The Units were offered pursuant to Rule 506 of Regulation D under the Securities Act of 1933. To purchase Units, the investor had to be an accredited investor and meet the other suitability requirements set forth under the caption “Investor Suitability Requirements and Subscription Procedures” within the offering documents. The Company closed its private placement offering on August 31, 2006, raising $7,000,000 (1,000,000 Units) in gross equity proceeds. The net proceeds of the offering are to be used for working capital purposes and debt retirement.

The Company has recorded certain deferred offering costs of $43,076 as of June 30, 2006 which costs will be recorded as a cost of the PIPE Offering in its August, 2006 financial records.

On August 18, 2006 the Company deposited $2,500,000 to the CAP escrow fund maintained for the CAP Financing, bringing the fund balance to $50,000,000 in accordance with the terms and conditions of the CAP Financing. Additionally, on the same date, the Company repaid Trident Growth Fund, L.P. $500,000 of principal.

The remaining $2,000,000 Trident Growth Fund, L.P. debt was amended as of September 13, 2006, extending the maturity date to August 31, 2008 and providing for ratable monthly payments of principal plus accrued interest beginning September 30, 2006.

FP TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEET
March 31, 2007
(Unaudited)

ASSETS

Current assets
Cash and cash equivalents	$2,455,728
Restricted cash	1,315,152
Accounts receivable, net of allowance for doubtful
accounts of $10,000	1,037,823
Debt issuance costs	1,084,069
Other current assets	75,785

Total current assets	5,968,557

Property and equipment, net	109,749
Goodwill	4,772,413
Deposits	13,449

Total assets	$10,864,168

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Current portion of long-term notes payable	1,099,433
Accounts payable	201,090
Accrued liabilities	1,673,573
Deferred revenue	1,802,739

Total current liabilities	4,776,835

Long-term notes payable net of unamortized discount of $5,133,333	944,161

Commitments and contingencies

Stockholders' equity
FP Technology, Inc. preferred stock, $0.001 par value
Authorized - 5,000,000 shares
Issued and outstanding - none	-
FP Technology, Inc. common stock, $0.001 par value
Authorized - 100,000,000 shares
Issued and outstanding - 8,164,239 shares	8,164
Additional paid-in capital	29,348,243
Retained earnings	(23,133,407)
Deferred compensation	(1,079,828)

Total stockholders' equity	5,143,172

Total liabilities and stockholders' equity	$10,864,168

The accompanying notes are an integral part of these consolidated financial statements.

FP TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Three Months Ended March 31, 2006 and 2007
(Unaudited)

	2006	2007
Revenues
OnDemand revenues	$108,262	$692,280
Enterprise revenues	989,250	780,608
Total revenues	1,097,512	1,472,888

Cost of revenues
OnDemand costs	51,350	169,719
Enterprises costs	368,846	384,255
Total cost of revenues	420,196	553,974

Gross profit	677,316	918,914

Operating expenses
Sales, general and administrative	865,411	1,478,715
Research and development	445,715	574,859
Restructuring and other special charges	(20,787)	-

Total operating expenses	1,290,339	2,053,574

Loss from operations	(613,023)	(1,134,660)

Other income (expense), net
Interest expense	(275,272)	(778,827)
Extinguishment of debt	-	(13,705,000)
Other income expense	(14,862)	67,658
Total other income (expense), net	(290,134)	(14,416,169)

Net loss from continuing operations	(903,157)	(15,550,829)

Loss from discontinued operations	(146,548)	-

Net Loss	$(1,049,705)	$(15,550,829)

Net loss per share - basic and diluted

Net loss per share from continuing
operations	$(0.38)	$(2.65)

Net loss per share from discontinued
operations	$(0.06)	$-

Net loss per share	$(0.44)	$(2.65)

Basic and diluted weighted average
common shares outstanding	2,362,164	5,867,815

The accompanying notes are an integral part of these consolidated financial statements.

FP TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Nine Months Ended March 31, 2006 and 2007
(Unaudited)

	2006	2007
Revenues
OnDemand revenues	$190,501	$1,628,919
Enterprise revenues	2,744,810	2,016,695
Total revenues	2,935,311	3,645,614

Cost of revenues
OnDemand costs	234,703	474,916
Enterprises costs	1,157,185	1,109,505
Total cost of revenues	1,391,888	1,584,421

Gross profit	1,543,423	2,061,193

Operating expenses
Sales, general and administrative	1,815,042	4,527,492
Research and development	1,341,813	1,609,076
Restructuring and other special charges	(16,170)	(14,285)
Settlement of claim	(1,712,500)	(147,500)

Total operating expenses	1,428,185	5,974,783

Income (loss) from operations	115,238	(3,913,590)

Other income (expense), net
Interest expense	(581,497)	(3,977,001)
Extinguishment of debt expense	-	(13,705,000)
Other income expense	(45,055)	1,273,376
Total other income (expense), net	(626,552)	(16,408,625)

Net loss from continuing operations	(511,314)	(20,322,215)

Loss from discontinued operations	(763,252)	-

Net Loss	$(1,274,566)	$(20,322,215)

Net loss per share - basic and diluted

Net loss per share from continuing
operations	$(0.23)	$(4.37)

Net loss per share from discontinued
operations	$(0.34)	$-

Net loss per share	$(0.57)	$(4.37)

Basic and diluted weighted average
common shares outstanding	2,238,997	4,646,549

The accompanying notes are an integral part of these consolidated financial statements.

FP TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For Nine Months Ended March 31, 2007
(Unaudited)

	Common Stock	$0.001	Additional Paid	Accumulated	Deferred	Stockholders'
	Shares	Par Value	In Capital	Deficit	Compensation	Equity (Deficit)

Balance, June 30, 2006	5,100,441	$5,100	$2,182,237	$(2,811,192)	$(487,291)	$(1,111,146)

Sale of common stock	1,000,000	1,000	6,999,000			7,000,000

Expenses recorded in connection with
stock sale			(999,924)			(999,924)

Issuance of convertible debt with warrants			5,000,000			5,000,000

Issuance of warrants to purchase common
stock in exchange for services			670,000			670,000

Issuance of common stock in connection
with debt retirement	1,650,000	1,650	13,703,350			13,705,000

Issuance of common stock in exchange
for services and retirement of previously
outstanding warrants	413,798	414	1,793,580		(1,255,255)	538,739

Net loss for the nine months ended
March 31, 2007	-	-	-	(20,322,215)	662,718	(19,659,497)

Balance, March 31, 2007	8,164,239	$8,164	$29,348,243	$(23,133,407)	$(1,079,828)	$5,143,172

The accompanying notes are an integral part of these consolidated financial statements.

FP TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended March 31, 2006 and 2007
(Unaudited)

	2006	2007
Cash flows from operating activities
Net loss	$(1,274,566)	$(20,322,215)
Adjustments to reconcile net loss to net cash used in operating activities
Gain/(loss) on sale of fixed assets	(66,855)	-
Extinguishment of debt	-	13,705,000
Settlement of claim	(1,712,500)	-
Depreciation and amortization	550,760	3,166,178
Loss from discontinued operations	669,845	-
Changes in assets and liabilities
Accounts receivables	199,874	(922,617)
Unbilled services	2,748	-
Assets to be sold	106,374	-
Other current assets	(124,366)	508,484
Accounts payable	(42,892)	(323,081)
Accrued liabilities	1,101,787	129,853
Deferred revenue	318,903	193,082

Net cash used in operating activities	(270,888)	(3,865,316)

Cash flows from investing activities
Purchase of property and equipment	(15,761)	(26,164)
Restricted cash investment	(47,500,000)	(3,815,152)
Restricted cash to retire debt	-	50,000,000
Other assets	20,802	41,767

Net cash provided by (used in) investing activities	(47,494,959)	46,200,451

Cash flows from financing activities
Borrowings payments on notes payable	52,500,000	5,000,000
Debt issuance costs	(1,109,917)	(537,594)
Proceeds from sale of stock net of expenses	-	6,000,076
Payments on notes payable	(1,250,000)	(51,173,073)

Net cash provided by (used in) financing activities	50,140,083	(40,710,591)

Net increase in cash and cash equivalents	2,374,236	1,624,544

Cash and cash equivalents, on June 30, 2005 and 2006	24,379	831,184

Cash and cash equivalents, on March 31, 2006 and 2007	$2,398,615	$2,455,728

Supplemental cash flow information:

Interest paid	$167,667	$1,581,037

Non Cash Financing and Investing Activities:
During the nine months ended March 31, 2006, the Company issued convertible notes and warrants and valued the conversion rights and the warrants at $670,000. The Company also issued warrants to the noteholders and the underwriters valued at $1,970,000 for debt issuance costs.

During the nine months ended March 31, 2007, the Company issued stock in retirement of certain debt and outstanding warrants resulting in the recording of $670,000 in debt issuance costs. Additionally, the Company issued convertible debt with warrants that resulted in a debt discount of $5,600,000.

The accompanying notes are an integral part of theses consolidated financial statements.

FP TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
March 31, 2007

NOTE 1. Organization, Basis of Presentation and Significant Accounting Policies

Organization

FP Technology, Inc. (“FP Technology” or “the Company”) is a leading provider of CPQ, or “Configure, Price, Quote”, on-demand, multi-tenant software that automates and simplifies product pricing and configuration for companies and helps these enterprises improve order accuracy and reduce their total cost of sales.  FP Technology’s suite of products help companies configure, price and quote complex products during the sales process, such as machinery, high technology products or insurance services.  The Company’s sales solutions help companies optimize their sales processes, whether their need is to solve complex product or pricing configuration, create product catalogs or provide an interactive selling system, and dramatically improves response time. The Company’s corporate headquarters are located at 181 Wells Avenue, Newton, Massachusetts 02459.

From the inception, in 1983, of FP Technology’s predecessor company, Firepond, Inc. (“Firepond”), through 1997, the Company generated revenue primarily through providing custom software development services. These services consisted of the development of highly customized applications utilizing core software technology, and related software maintenance and data maintenance services. In early fiscal 1997, Firepond undertook a plan to change its strategic focus from a custom development services company to a software product company providing more standardized solutions. Firepond’s first packaged software product was introduced in May 1997. Firepond released the Firepond Application Suite in October 1999, and renamed and repackaged the Firepond Application Suite as the SalesPerformer Suite in December 2000.

In February 2000, Firepond completed its initial public offering. Soon thereafter, as a result of a global slowdown in information technology spending, including in the Customer Relationship Management market, Firepond undertook a comprehensive restructuring of its operations. Firepond incurred substantial losses from 2000 through 2003, during which period Firepond invested heavily in research and development.

On December 2, 2003, Jaguar Technology Holdings, LLC acquired Firepond in exchange for cash equal to $3.16 per share, and Firepond became a private company. On September 13, 2005, FP Technology Holdings, Inc. (“FPT Holdings”) acquired all of the operating assets, certain liabilities, and all of the employees of Firepond as part of a restructuring and new financing transaction. Before and after this transaction, both Firepond and FPT Holdings were 100% owned by the same entity. On January 17, 2006, Firepond was liquidated, and a liquidating trust was created to liquidate the remaining assets of Firepond, enforce and pursue the causes of action of Firepond, provide for a reserve against the payment of any contingent liabilities, and distribute the net proceeds to its stockholder.

On March 29, 2006, AFG Enterprises USA, Inc. (“AFG”), a public shell company, acquired FPT Holdings pursuant to an Agreement and Plan of Merger. In connection with this transaction, AFG changed its fiscal year from December 31 to June 30 to conform to FPT Holdings’ fiscal year end. AFG issued an aggregate of 3,991,939 shares of its common stock to the stockholders of FPT Holdings in this transaction.

On June 29, 2006, AFG, the 100% owner of FPT Holdings, merged with and into FPT Holdings, with FPT Holdings as the surviving corporation. On the same date, FPT Holdings changed its name to FP Technology, Inc.

For the period ended March 31, 2006, the financial statements presented herein are the combined financial statements of Firepond, Inc. and FPT Holdings, Inc. For the period ended March 31, 2007, the financial statements presented herein are the consolidated financial statements of the Firepond liquidating trust and FP Technology, Inc.

Basis of Presentation and Continuance of Operations

The accompanying unaudited, consolidated financial statements have been pre-pared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the nine month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending June 30, 2007, or for any future period. These unaudited consolidated financial statements and notes should be read in conjunction with the consolidated financial statements included in the Company's Form 10-KSB for the fiscal year ended June 30, 2006.

Furthermore, these unaudited, consolidated financial statements have been prepared by the Company on a going concern basis. As such, the statements anticipate the realization of assets and the liquidation of liabilities in the normal course of business. Notwithstanding this fact, the Company has, for some time, been incurring losses and negative cash flow from operations. For the nine month period ended March 31, 2007, the Company incurred a net loss of approximately $20.3 million due principally to the $13.7 million extinguishment cost of the CAP indebtedness. In the event the Company is not successful in generating profits and positive cash flow from operations in future periods, it will be dependent upon additional financing to support its continuing operations. While the Company has been successful in completing numerous rounds of financing, including the $7,000,000 PIPE Financing in August 2006 and the January 2007 restructuring of the CAP financing providing $3.5 million net proceeds to the Company, no assurances can be given that additional financing will be available, in which case, the Company’s ability to achieve its business objectives will be adversely affected. The accompanying consolidated financial statements do not include any adjustments that might result from such adverse outcomes.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in its Annual Report on Form 10-KSB for the year ended June 30, 2006 and have not changed materially as of March 31, 2007.

Net Income (Loss) Per Share

Net income (loss) per share is computed based on the guidance of SFAS No. 128, “Earnings per Share” (“SFAS No. 128”). SFAS No. 128 requires companies to report both basic income (loss) per share, which is computed by dividing the net income (loss) by the weighted average number of common shares outstanding, and diluted income (loss) per share, which is computed by dividing the net income (loss) by the weighted average number of common shares outstanding plus the weighted average dilutive potential common shares outstanding using the treasury stock method. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

NOTE 2. Income Taxes

No provision for income taxes is required at March 31, 2007, because, in management’s estimation the Company will not recognize any taxable income through the fiscal year ended June 30, 2007.

NOTE 3. Recent Financings

On January 24, 2007, the Company entered into a Master Exchange Agreement (the “Exchange Agreement”) with the Buyers involved in the Company’s CAP Financing dated March 29, 2006. Under the Exchange Agreement, we issued, in exchange for the Nonconvertible Notes in an aggregate principal amount of $50,000,000 and warrants to purchase an aggregate of 6,250,000 shares of Common Stock originally issued in the CAP Financing, the following aggregate consideration:

▪  $45,000,000 in principal repayment of the Nonconvertible Notes, plus accrued interest thereon;
▪ A new issue of Senior Secured Convertible Notes Due 2009 in the aggregate principal amount of $5,600,000 (the “New Convertible Notes”), issued under an indenture with The Bank of New York (the “New Indenture”);
▪  Warrants (the “New Warrants”) to purchase an aggregate of 1,214,285 shares of Common Stock at an exercise price of $7.00 per share; and
   1,432,000 fully-paid shares of Common Stock.

Pursuant to the terms of the New Indenture, the Company also obtained a letter of credit from Wells Fargo Bank, National Association (“Wells Fargo”), in favor of The Bank of New York, as trustee under the New Indenture, in a stated amount of $1,344,000 in respect of approximately two years of interest payments payable under the New Convertible Notes.

The $45,000,000 principal repayment on the Nonconvertible Notes and the $5,000,000 gross proceeds to the Company were from the $50,000,000 CAP escrow account as was substantially all of the accrued interest on the Nonconvertible Notes. After payment of associated fees and expenses, plus deposit of $1,344,000 at Wells Fargo in support of the aforementioned Wells Fargo letter of credit, net proceeds to the Company from the New Convertible Notes were approximately $3.5 million.

NOTE 4. Notes Payable

On September 13, 2005, Trident Growth Fund, L.P. (“Trident”) loaned FPT $2,000,000 with interest accruing at 12% per annum (the “September Note”). Interest is payable monthly and the principal was due on September 13, 2006 or upon consummation of a change in control transaction. The Note was originally convertible into shares of common stock based upon a fixed ratio. On or about November 25, 2005, FPT closed an additional $500,000 note (the “November Note”) with Trident on the same terms and conditions as the September Note. The funds received pursuant to the September Note and the November Note have been used for working capital required as the Company transitions from its legacy enterprise software business to its OnDemand revenue model.

On September 13, 2005, Firepond, Inc., FP Technology Holdings, Inc. and General Motors entered into a letter agreement whereby General Motors accepted $1,250,000 in cash from FP Technology Holdings, received a $250,000 unsecured note from FP Technology Holdings, cancelled the note due from Firepond, Inc. and released its security interest in Firepond, Inc. assets.

On March 29, 2006, AFG entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Buyers”) to which the Buyers agreed to purchase (i) AFG’s Senior Secured Nonconvertible Notes due 2011 (the “Nonconvertible Notes”) in an aggregate principal amount of $50,000,000 (“CAP Financing”), which Nonconvertible Notes may be exchanged for Senior Secured Convertible Notes due 2011 (the “Convertible Notes”, and together with the Nonconvertible Notes, the “Notes”) or redeemed under certain circumstances, and which Convertible Notes are convertible into shares of AFG’s common stock (the “Conversion Shares”); and (ii) warrants (the “Warrants”) to acquire in the aggregate up to 6,875,000 shares of AFG’s common stock (including warrants granted to the placement agent to acquire 625,000 shares of common stock) exercisable from the earlier of six months after issuance or the Threshold Acquisition Date (as such term is defined in the Indenture) until March 29, 2011 at an exercise price equal to the lower of $8.00 or 125% of the per share price of AFG’s common stock to be sold in the PIPE Financing. The purchase and sale of the Notes and Warrants was consummated on March 29, 2006. As discussed in Note 3, the CAP Financing was terminated as part of the Exchange Agreement.

Also on March 29, 2006, the Company entered into a Master Amendment (the “Master Amendment”), with Trident. The Master Amendment amended the operative documents related to the September Note and the November Note, including the Common Stock Purchase Warrants, dated, September 13, 2005 and November 15, 2005 (the “Trident Warrants”) fixing the number of shares underlying the Trident Warrants at 390,625 and the strike price at $4.00.

On August 18, 2006 the Company repaid the Trident November Note.

On September 13, 2006, the Company modified the Trident September Note to provide for a repayment of the principle balance of $2,000,000 ratably over a 24 month period plus interest at 12% per annum. The principle balance of the Trident September Note was $1,416,666 at March 31, 2007.

On October 27, 2006, the Company renegotiated and amended its note with General Motors Corporation to provide for a payment of $50,000 and an amortization of the remaining principle balance of $200,000 over a term of 24 months at a rate of 6% beginning in November, 2006. The principle balance of the General Motors Corporation note was $160,261 at March 31, 2007.

NOTE 5. Other Agreements

On January 24, 2007, the Company agreed to exchange with Rodman & Renshaw LLC (“Rodman”) outstanding warrants previously issued to Rodman to purchase an aggregate of 625,000 shares of Common Stock at an exercise price of $8.00 per share for (i) new warrants to purchase 71,429 shares of Common Stock at an exercise price $7.00 per share and (ii) 150,000 fully-paid shares of Common Stock.

The Company entered into a consulting agreement, dated as of September 1, 2006 (the “Trident Consulting Agreement”), with Trident pursuant to which Trident agreed to provide consulting services to the Company. Trident agreed to assist the Company in developing its business prospects and marketing materials, advise the Company with respect to possible financing transactions and provide such other services as may be agreed from time to time.

The term of the Trident Consulting Agreement commenced on September 1, 2006 and continues for twelve months, and will automatically renew for additional six month periods unless either party provides prior written notice of termination to the other. Either party may also terminate the Trident Consulting Agreement upon written notice to the other, with or without cause.

The Company is obligated to pay to Trident $10,000 upon execution of the Trident Consulting Agreement and $2,000 per month for the first six months of the term of the Trident Consulting Agreement. The Company also agreed to reimburse Trident for its reasonable out-of-pocket expenses incurred in connection with the services to be provided under the Trident Consulting Agreement.

The Company also agreed to issue to Trident options, exercisable for five years, to purchase up to 1,000,000 shares of Common Stock of the Company at an exercise price of $7.00 per share. The option will be reduced to 600,000 shares in the event that the 12% Senior Secured Convertible Debenture No. 1, dated September 13, 2005, previously issued to Trident in the initial principal amount of $2,000,000 is repaid in full on or before September 12, 2007.

The value of the Trident Consulting Agreement has been estimated at $1,613,994 net of expense previously recorded. The Company has recorded $1,009,460 through March 31, 2007 as consulting expense based on the contract term and will expense the remainder of the cost through the earlier of the contract term or the termination of the Trident Consulting Agreement.

NOTE 6. Stock Transaction

In February 2007, the Company issued 413,798 shares of common stock to Trident pursuant to (1) the cashless exercise of the Trident Warrants and (2) in satisfaction of the Company’s agreement to issue to Trident options to purchase up to 600,000 shares of the maximum 1,000,000 shares of Common Stock of the Company under the Trident Consulting Agreement.

NOTE 7. Litigation

In August 2001, our predecessor, Firepond, Inc., was named as a defendant in a securities class action filed in United States District Court for the Southern District of New York related to its initial public offering (“IPO”) in February, 2000.  The lawsuit also named certain of the underwriters of the IPO, including FleetBoston, Dain Rauscher, and SG Cowen, as well as officers and directors of Firepond, Klaus P. Besier and Paul K. McDermott, as defendants.  Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which have been included in a single coordinated proceeding in the Southern District of New York (the “IPO Litigations”).  The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly solicited and received “excessive” commissions from investors and that some investors in the IPO allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of Firepond’s stock.  An amended complaint was filed on April 19, 2002.  Firepond, Inc. and the officers and directors identified above were named in the suits pursuant to Section 11 of the Securities Act, Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and other related provisions.  The complaints seek unspecified damages, attorney and expert fees, and other unspecified litigation costs.

In June 2003, a proposed settlement of this litigation was structured between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies.  On or about July 30, 2003, a committee of Firepond’s Board of Directors conditionally approved the proposed partial settlement.  The settlement would have provided, among other things, a release of Firepond and of the individual defendants for the alleged wrongful conduct in the amended complaint in exchange for a guarantee from Firepond’s insurers regarding recovery from the underwriter defendants and other consideration from the company regarding its underwriters.  The plaintiffs have continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus” cases” rather than in all of the 310 cases that have been consolidated.  Firepond’s case is one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.  On April 6, 2007, the Second Circuit denied plaintiff’s petition for rehearing.  In light of the Second Circuit opinion, the district court has been informed that this settlement cannot be approved because the defined settlement class, like the litigation class, cannot be certified.  We cannot predict whether Firepond will be able to renegotiate a settlement that complies with the Second Circuit’s mandate.  Due to inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter.

We may from time to time also be subject to various other claims and legal actions arising in the ordinary course of business.  In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on our business, financial condition, or results of operations.

1,432,000 Shares

FP TECHNOLOGY, INC.

Common Stock

PROSPECTUS

___________, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 24. Indemnification of Directors and Officers

Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on our behalf, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’ s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•
we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Company relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$1,117
Printing and engraving expenses	$0
Legal fees and expenses	$25,000
Accounting fees and expenses	$7,500
Transfer agent and registrar’ s fees and expenses	$0
Miscellaneous expense	$0
TOTAL	$33,617

  Item 26. Recent Sales of Unregistered Securities

In the past three years we have issued and sold the following securities:

1.	In 2003, we issued 192 shares of restricted common stock to a consultant in exchange for services having a value of $3,733.

2.	In 2005, we issued 26 shares of restricted common stock to two former employees for services rendered and recorded a compensation expense of $2,000 in connection therewith.

3.
In 2005, we issued 90,000 shares of common stock to approximately 67 claimants in connection with a Plan of Reorganization. The sale of these securities was deemed to be exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 1145(a) of the United States Bankruptcy Code.

4.	In March 2006, AFG Enterprises USA, Inc. issued 3,991,939 shares of common stock the stockholders of FP Technology Holdings, Inc.

5.
In March 2006, AFG issued (i) Senior Secured Nonconvertible Notes due 2011 in an aggregate principal amount of $50,000,000, which Nonconvertible Notes may be exchanged for Senior Secured Convertible Notes due 2011 or redeemed under certain circumstances, and which convertible notes are convertible into up to 6,250,000 shares of common stock; and (ii) warrants to acquire in the aggregate up to 6,875,000 shares of common stock (includes the warrant to purchase up to 625,000 shares which was issued to the placement agent) (the “CAP Financing”).

6.
In September and November 2005, FP Technology Holdings, Inc. issued notes to Trident Growth Fund, L.P. (“Trident”) in the principal amounts of $2,000,000 and $500,000, respectively. In connection with the issuance of the notes, FP Technology Holdings, Inc. issued to Trident warrants to purchase shares of common stock. The number of shares issuable upon exercise of the warrants was based on a formula that is no longer applicable. The notes issued to Trident were amended in March 2006 to provide that such notes are convertible into common stock at a price of $6.40 per share. In addition, in March 2006 the warrants issued to Trident were amended to reflect an exercise price of $4.00 per share and adjust the number of shares issuable under such warrants to 390,625 shares of common stock.

7.	In March 2006, we issued 1,008,062 shares of common stock to Benchmark Equity Group, Inc. and its affiliates in cancellation of a claim in the approximate amount of $313,421.44.

8.
In August 2006, we completed the PIPE Financing, involving the sale of an aggregate of 1,000,000 Units at $7.00 per Unit, with each Unit consisting of one share of our Common Stock and a warrant to purchase one additional share of Common Stock at $7.00 per share, exercisable for five years after issuance (the “PIPE Warrants”). The aggregate gross proceeds from the PIPE Financing totaled $7,000,000, not including fees and expenses of the offering. The proceeds from the offering have been used to repay certain indebtedness of the Company and will be used to provide working capital to the Company. Rodman & Renshaw, LLC and National Securities Corporation acted as placement agent for the financing.

9.	In September 2006, we agreed to issue options to purchase up to 1,000,000 shares of common stock at an exercise price of $7.00 per share to a consultant in exchange for services.

10.
In January 2007, we issued $5,600,000 in Senior Secured Convertible Notes Due 2009, warrants to purchase an aggregate of 1,214,285 and 1,432,000 shares of common stock in exchange for the securities issued in the CAP Financing described in item 5 above. In addition, we exchanged the outstanding warrant to purchase 625,000 shares of common stock at an exercise price of $8.00 per share (which had been issued to the placement agent) for new warrants to purchase 71,429 shares of common stock at an exercise price of $7.00 per share and 150,000 shares of common stock.

Except as otherwise noted above, the sales of these securities were deemed to be exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates issued in such transactions. All recipients were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

  Item 27. Exhibits

EXHIBIT INDEX

EXHIBIT #	DESCRIPTION
2.1(1)	Plan and Agreement of Merger, dated June 29, 2006, by and among AFG Enterprises USA, Inc. and FP Technology, Inc.
2.2(2)	Agreement and Plan of Merger, dated March 29, 2006, by and among AFG Enterprises USA, Inc., FP Merger Sub, Inc. and FP Technology, Inc.
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2(1)	Amended and Restated Bylaws of the Registrant.
4.1(3)	Specimen Stock Certificate
5.1*	Opinion of Morrison & Foerster LLP.
10.1(4)	Master Amendment, dated as of March 29, 2006, by and between FP Technology Holdings, Inc., Trident Growth Fund, L.P. and AFG Enterprises USA, Inc.
10.2(7)	First Amendment, dated September 13, 2006, by and between the Registrant and Trident Growth Fund, L.P.
10.3(4)	Securities Purchase Agreement, dated as of September 12, 2005, by and among FP Technology Holdings, Inc. and Trident Growth Fund, L.P.
10.4(4)	Form of 12% Senior Secured Convertible Debenture of FP Technology Holdings, Inc. issued in initial principal amounts of $2,500,000.
10.5(4)	Form of Warrants issued to Trident Growth Fund, L.P.
10.6(4)
Intercreditor and Subordination Agreement, dated as of March 29, 2006, by Trident Growth Fund, L.P., AFG Enterprises USA, Inc. and FP Technology Holdings, Inc., in favor of the holders of the Senior Indebtedness and The Bank of New York, a New York corporation, as collateral agent for the Senior Lenders.

10.7(4)	Security Agreement, dated as of September 13, 2005, by and among FP Technology Holdings, Inc. and Trident Growth Fund, L.P., and First Amendment thereto, dated as of November 15, 2005.
10.8(5)	Credit Agreement, dated as of July 15, 2003, by and between AFG Enterprises USA, Inc. and Acclaim Financial Group Ventures II, LLC.
10.9(4)	Exchange Agreement, made as of March 29, 2006, by and between AFG Enterprises USA, Inc. and Benchmark Equity Group, Inc.
10.10(7)	Non-Exclusive Patent License Agreement, dated March 28, 2006, by and between Orion IP, LLC and FP Technology Holdings, Inc.
10.11*	Employment Agreement, dated March 16, 2006, by and between Firepond, Inc. and William Santo.
10.12*	Employment Agreement, effective as of March 16, 2006, by and between Firepond, Inc. and Stephen Peary.
10.13(7)	Employment Agreement, effective as of March 30, 2006, by and between FP Technology, Inc. and Carol Ferrari.
10.14(7)	Employment Agreement, effective as of March 30, 2006, by and between FP Technology, Inc. and Jerry Keefe.
10.15(6)	Form of Securities Purchase Agreement entered into by the Registrant in connection with the PIPE Financing.
10.16(6)	Form of Warrant issued by the Registrant in connection with the PIPE Financing.
10.17(6)	Form of Registration Rights Agreement entered into by the Registrant in connection with the PIPE Financing.
10.18(7)	Form of Restricted Stock Grant for grants to William Santo, Stephen Peary, Mark Campion and Douglas Croxall.
10.19(8)	Consulting Agreement, dated as of September 1, 2006, by and between the Registrant and Trident Growth Fund L.P.
10.20(9)	Master Exchange Agreement, dated as of January 24, 2007, by and among the Registrant and the Purchasers listed on Exhibit A thereto.
10.21(9)	Indenture, dated as of January 24, 2007, between the Registrant and The Bank of New York as Trustee.
10.22(9)	Form of Warrants issued by the Registrant as of January 24, 2007.
10.23(9)	Security Agreement, dated as of January 24, 2007, between the Registrant and The Bank of New York, in its capacity as Collateral Agent.
10.24(9)	Registration Rights Agreement, dated as of January 24, 207, by and among the Registrant and the Purchasers listed on Exhibit A to the Master Exchange Agreement.
10.25(4)	Indenture, dated as of March 29, 2006, between AFG Enterprises, Inc. and The Bank of New York.
10.26(4)	Form of Warrant, dated as of March 29, 2006.
10.27(4)
Escrow Agreement, dated as of March 29, 2006, by and between The Bank of New York, as Escrow Agent, The Bank of New York, as Collateral Agent, The Bank of New York, as Trustee for the holders of certain notes of the Registrant under the Indenture dated as of as of March 29, 2006 with the Registrant, and the Registrant.

10.28(10)
Amendment to Escrow Agreement, dated as of June 8, 2006, by and between the Registrant, The Bank of New York, as Escrow Agent, The Bank of New York, as Collateral Agent and, The Bank of New York, as Trustee for the holders of certain notes of the Registrant under the Indenture dated as of March 29, 2006.

23.1	Consent of Causey Demgen & Moore Inc.
23.2*	Consent of Singer Lewak Greenbaum & Goldstein LLP
23.3*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).
24.1*	Power of Attorney.
* Previously filed.

(1)	Previously filed by AFG Enterprises USA, Inc. on Schedule 14C on June 9, 2006, and incorporated herein by reference.

(2)	Previously filed by AFG Enterprises USA, Inc. on Form 8-K on April 4, 2006 (reporting the Registrant’s change in shell company status) and incorporated herein by reference.

(3)	Previously filed on the Registration Statement on Form 10SB, as amended, of In Store Media Systems, Inc. on January 28, 2000.

(4)	Previously filed by AFG Enterprises USA, Inc. on Form 8-K on April 4, 2006 (reporting completion of the Registrant’s CAP Financing) and incorporated herein by reference.

(5)	Previously filed on Form 10-KSB of In Store Media Systems, Inc. on April 20, 2005 and incorporated herein by reference.

(6)	Previously filed by the Registrant on Form 8-K on September 7, 2006 and incorporated herein by reference.

(7)	Previously filed by the Registrant on Form 10-KSB on September 28, 2006 and incorporated herein by reference.

(8)	Previously filed by the Registrant on Form 8-K on January 23, 2007 and incorporated herein by reference.

(9)	Previously filed by the Registrant on Form 8-K on January 24, 2007 and incorporated herein by reference.

(10)	Previously filed by the Registrant on Form 10-KSB on September 28, 2006 and incorporated herein by reference.

  Item 28. Undertakings

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(A) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(C) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(B) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(C) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(D) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Amendment No. 5 to Registration Statement on Form SB-2 to be signed on its behalf by the undersigned in the City of Newton, Massachusetts, on the 24th day of May, 2007.

FP TECHNOLOGY, INC.

By:     /s/ William Santo
William Santo, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ William Santo	Chief Executive Officer, Director	May 24, 2007
William Santo	(Principal Executive Officer)

/s/ Stephen Peary	Chief Financial Officer, Secretary	May 24, 2007
Stephen Peary	(Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	May 24, 2007
Douglas Croxall

*	Director	May 24, 2007
Mark Campion

	Director	May 24, 2007
Mark Tunney

* By:
/s/ Stephen Peary
Stephen Peary Attorney-in-fact